Filed Pursuant to Rule 424(b)(4)
Registration No. 333-218714

12,500,000 Shares

Canada Goose Holdings Inc.

Subordinate Voting Shares

The selling shareholders named in this prospectus, which include our principal shareholders and certain members of management, are offering all of the subordinate voting shares offered hereby and will receive all of the proceeds from this offering. We will not receive any proceeds from the subordinate voting shares sold by the selling shareholders. Our subordinate voting shares are listed on the New York Stock Exchange in the United States and the Toronto Stock Exchange in Canada under the symbol “GOOS.” On June 23, 2017 the last reported per share sale prices of our subordinate voting shares on the New York Stock Exchange in the United States and the Toronto Stock Exchange in Canada were US$21.92 and C$29.00, respectively.

We have two classes of shares outstanding: multiple voting shares and subordinate voting shares. The rights of the holders of our multiple voting shares and subordinate voting shares are substantially identical, except with respect to voting and conversion. The subordinate voting shares have one vote per share and the multiple voting shares have 10 votes per share. The subordinate voting shares are not convertible into any other class of shares, while the multiple voting shares are convertible into subordinate voting shares on a one-for-one basis at the option of the holder and under certain other circumstances, including at the time our significant shareholders respectively cease to hold 15% of the total number of multiple voting shares and subordinate voting shares outstanding. See “Description of Share Capital.” After giving effect to the sale of the subordinate voting shares offered hereby, the subordinate voting shares will collectively represent approximately 34% of our total issued and outstanding shares and 5% of the voting power attached to all of our issued and outstanding shares (35% and 5%, respectively, if the underwriters exercise their option to purchase additional shares in full) and the multiple voting shares will collectively represent approximately 66% of our total issued and outstanding shares and 95% of the voting power attached to all of our issued and outstanding shares (65% and 95%, respectively, if the underwriters exercise their option to purchase additional shares in full). See “Description of Share Capital—Authorized Share Capital.”

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 and, as a result, are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Following this offering we will remain a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. See “Management—Director Independence.”

Investing in our subordinate voting shares involves risk. See “Risk Factors” beginning on page 14.

	Per share		Total
Public offering price	US$	20.75	US$	259,375,000
Underwriting commissions (1)	US$	0.881875	US$	11,023,438
Proceeds to the selling shareholders, before expenses	US$	19.868125	US$	248,351,563

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have the option to purchase up to an aggregate of 1,875,000 additional subordinate voting shares from certain of the selling shareholders at the public offering price, less the underwriting commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the subordinate voting shares to investors on or about July 5, 2017.

CIBC Capital Markets	Credit Suisse	Goldman Sachs & Co. LLC	RBC Capital Markets

BofA Merrill Lynch	Morgan Stanley	Barclays	BMO Capital Markets	TD	Wells Fargo Securities

Baird	Canaccord Genuity	Cowen

Prospectus dated June 27, 2017

HERITAGE
A global outerwear icon 60 years in the making.

CRAFTSMANSHIP
Designed with purpose. Uncompromised quality.

FUNCTION
Field-tested in the coldest places on Earth.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with different information, and neither we, the selling shareholders nor the underwriters take responsibility for any other information others may give you. We are not, and the selling shareholders and underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is only accurate as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We expect that delivery of the subordinate voting shares will be made against payment therefor on or about the date specified on the cover page of this prospectus, which will be the fourth business day following the date of pricing of the subordinate voting shares (such settlement code being herein referred to as “T + 4”). Pursuant to SEC Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the subordinate voting shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the subordinate voting shares initially will settle T + 4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

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Industry and Market Data

This prospectus includes market data and forecasts with respect to the apparel industry including outerwear and luxury segments of the industry. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this prospectus are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable. Some market and industry data, and statistical information and forecasts, are also based on management’s estimates, which are derived from our review of customer surveys commissioned by us and conducted on our behalf as well as the independent sources referred to above. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the captions “Risk Factors.” As a result, although we believe that these sources are reliable, we have not independently verified the information.

Trademarks and Service Marks

This prospectus contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights. Our major trademarks include the CANADA GOOSE word mark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean). In addition to the registrations in Canada and the United States, our word mark and design are registered in other jurisdictions which cover approximately 37 jurisdictions. Furthermore, in certain jurisdictions we register as trademarks certain elements of our products, such as fabric, warmth categorization and style names such as our Snow Mantra parka.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ®, (sm) and (TM) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Basis of Presentation

Unless otherwise indicated, all references in this prospectus to “Canada Goose,” “we,” “our,” “us,” “the company” or similar terms refer to Canada Goose Holdings Inc. and its consolidated subsidiaries.

We publish our consolidated financial statements in Canadian dollars. In this prospectus, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$,” “C$,” “CDN$,” “CAD$,” and “dollars” mean Canadian dollars and all references to “US$” and “USD” mean U.S. dollars.

On December 9, 2013, investment funds advised by Bain Capital L.P. and its affiliates (collectively, “Bain Capital”), acquired a majority equity interest in our business. We refer to this as the Acquisition.

In connection with our March 21, 2017 initial public offering (the “IPO”), we redesignated our Class A common shares into multiple voting shares. In addition, we eliminated all of our previously outstanding series of common and preferred shares and created our subordinate voting shares. See “Description of Share Capital.” The subordinate voting shares to be sold by the selling shareholders holding multiple voting shares as part of the offering will result from the conversion of multiple voting shares into subordinate voting shares prior to the closing of the offering.

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our fiscal year ends on March 31 of each calendar year. Our most recent fiscal year, which we refer to as fiscal 2017, ended on March 31, 2017. We refer to the years ended March 31, 2016, March 31, 2015 and March 31, 2014 as fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

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Prospectus Summary

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our subordinate voting shares. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

Canada Goose

Founded 60 years ago in a small Toronto warehouse, Canada Goose has grown into a highly coveted global outerwear brand. We are recognized for authentic heritage, uncompromised craftsmanship and quality, exceptional warmth and superior functionality. This reputation is decades in the making and is rooted in our commitment to creating premium products that deliver unrivaled functionality where and when it is needed most. Be it Canadian Arctic Rangers serving their country or an explorer trekking to the South Pole, people who live, work and play in the harshest environments on Earth have turned to Canada Goose. Throughout our history, we have found inspiration in these technical challenges and parlayed that expertise into creating exceptional products for any occasion. From research facilities in Antarctica and the Canadian High Arctic to the streets of Toronto, New York City, London, Paris, Tokyo and beyond, people have fallen in love with our brand and made it a part of their everyday lives.

We are deeply involved in every stage of our business as a designer, manufacturer, distributor and retailer of premium outerwear for men, women and children. This vertically integrated business model allows us to directly control the design and development of our products while capturing higher margins. As of March 31, 2017, our products are sold through select outdoor, luxury and online retailers and distributors in 37 countries, our e-commerce sites in Canada, the United States, the United Kingdom and France and two recently opened retail stores in Toronto and New York City.

The power of our business model and our ability to profitably scale our operations are reflected in our financial performance. In fiscal 2017, we had revenue of $403.8 million, gross profit of $212.1 million, which represented gross margin of 52.5%, net income of $21.6 million, Adjusted EBITDA of $81.0 million, Adjusted EBITDA Margin of 20.1% and Adjusted Net Income of $44.1 million. We grew our revenue at a 36.0% compound annual growth rate (“CAGR”), net income at a 22.5% CAGR and Adjusted EBITDA at a 47.6% CAGR from fiscal 2015 to fiscal 2017, while expanding our gross margin from 40.6% to 52.5% and our Adjusted EBITDA Margin from 17.0% to 20.1% over the same period. For additional information regarding Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS measures, including a reconciliation of these non-IFRS measures to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

Our Competitive Strengths

We believe that the following strengths are central to the power of our brand and business model:

Authentic brand. For decades, we have helped explorers, scientists, athletes and film crews embrace the elements in some of the harshest environments in the world. Our stories are real and are best told through the unfiltered lens of Goose People, our brand ambassadors. The journeys, achievements and attitudes of these incredible adventurers embody our core belief that greatness is out there and inspire our customers to chart their own course.

Uncompromised craftsmanship. Leveraging decades of experience, field testing and obsessive attention to detail, we develop superior functional products. Our expertise in matching our technical fabrics with the optimal blends of down enables us to create warmer, lighter and more durable products across seasons and applications. The commitment to superior quality and lasting performance that initially made us renowned for warmth now extends into breathability and protection from wind and rain.

Beloved and coveted globally. We offer outerwear with timeless style for anyone who wants to embrace the elements. From the most remote regions of the world to major metropolitan centres, we have successfully broadened our reach beyond our arctic heritage to outdoor enthusiasts, urban explorers and discerning consumers globally. Our deep connection with our customers is evidenced by their brand loyalty. Consumer surveys conducted on our behalf in 2016 show that 82% of customers say they love their Canada Goose jackets and 84% of customers indicate that, when making their next premium outerwear purchase, they would likely repurchase Canada Goose. These results are among the highest in our industry based on this survey.

Proudly made in Canada. Our Canadian heritage and commitment to local manufacturing are at the heart of our business and brand. While many companies in our industry outsource to offshore manufacturers, we are committed to aggressively investing in producing premium, high quality products in Canada, the country from which we draw our inspiration. We believe our Canadian production facilities and craftspeople have set us apart on the international stage and in the minds of our customers.

Flexible supply chain. We directly control the design, innovation, development, engineering and testing of our products, which we believe allows us to achieve greater operating efficiencies and deliver superior quality products. We manage our production through a combination of in-house manufacturing facilities and long-standing relationships with Canadian third party sub-contractors. Our flexible supply chain gives us distinct advantages including the ability to scale our operations, adapt to customer demand, shorten product development cycles and achieve higher margins.

Multi-channel distribution. Our global distribution strategy allows us to reach customers through two distinct, brand-enhancing channels. In our wholesale channel, which as of March 31, 2017 extends into 37 countries, we carefully select the best retail partners and distributors to represent our brand in a manner consistent with our heritage and growth strategy. As a result, our retail partnerships include best-in-class outdoor, luxury and online retailers. Through our fast growing direct to consumer (“DTC”) channel, which includes our e-commerce sites in four countries and two recently opened retail stores, we are able to more directly control the customer experience, driving deeper brand engagement and loyalty, while also realizing more favorable margins. We employ product supply discipline across both of our channels to manage scarcity, preserve brand strength and optimize profitable growth for us and our retail partners.

Passionate and committed management team. Through steady brand discipline and a focus on sustainable growth, our management team has transformed a small family business into a global brand. Dani Reiss, our President and Chief Executive Officer, has worked in almost every area of our company and successfully developed our international sales channels prior to assuming the role of CEO in 2001. Mr. Reiss has assembled a team of seasoned executives from diverse and relevant backgrounds who draw on an average of over 15 years’ experience working with a wide range of leading global companies including Marc Jacobs, New Balance, Nike, Patagonia, Ralph Lauren, McKinsey, UFC and Red Bull. Their leadership and passion have accelerated our evolution into a three season lifestyle brand and the rollout of our DTC channel.

Our Growth Strategies

We have built a strong foundation as Canada Goose has evolved into a highly coveted global outerwear brand. Over the past three fiscal years, we have grown our revenue at a 36.0% CAGR, net income at a 22.5% CAGR and Adjusted EBITDA at a 47.6% CAGR. We have also expanded our gross margin from 40.6% to 52.5% and our Adjusted EBITDA Margin from 17.0% to 20.1% over the same period while concurrently making significant long-term investments in our human capital, production capacity, brand building and distribution channels.

Leveraging these investments and our proven growth strategies, we will continue to aggressively pursue our substantial global market opportunity.

Execute our proven market development strategy. As we have grown our business, we have developed a successful framework for entering and developing our markets by increasing awareness and broadening customer access. We intend to continue executing on the following tactics as we further penetrate our markets globally:

Introduce and strengthen our brand. Building brand awareness among potential new customers and strengthening our connections with those who already know us will be a key driver of our growth. While our brand has achieved substantial traction globally and those who have experienced our products demonstrate strong loyalty, our presence is relatively nascent in many of our markets. According to an August 2016 consumer survey conducted on our behalf, the vast majority of consumers outside of Canada are not aware of Canada Goose. Through a combination of the organic word-of-mouth brand building that has driven much of our success to date and a more proactive approach to reaching new audiences through traditional channels, we will continue to introduce the Canada Goose brand to the world.

Enhance our wholesale network. We intend to continue broadening customer access and strengthening our global foothold in new and existing markets by strategically expanding our wholesale network and deepening current relationships. In all of our markets, we have an opportunity to increase sales by adding new wholesale doors and increasing volume in existing retailers. Additionally, we are focused on strengthening relationships with our retail partners through broader offerings, exclusive products and shop-in-shop formats. We believe our retail partners have a strong incentive to showcase our brand as our products drive customer traffic and consistent full-price sell-through in their stores.

Accelerate our e-commerce-led Direct to Consumer rollout. Our DTC channel serves as an unfiltered window into our brand which creates meaningful relationships and direct engagement with our customers. This drives opportunities to generate incremental revenue growth and capture full retail margin. We have rapidly grown DTC sales to $115.2 million in fiscal 2017, which represented 28.5% of our consolidated revenue. We recently launched new online storefronts in the United Kingdom and France and plan to continue introducing online stores in new markets. In May 2017, we announced our intention to open seven additional e-commerce sites in Germany, Sweden, Netherlands, Ireland, Belgium, Luxembourg and Austria.

Our e-commerce platform is complemented by our two recently opened retail stores in Toronto and New York City. We intend to open a select number of additional retail locations in major metropolitan centres and premium outdoor destinations where we believe they can operate profitably, including in London and Chicago, in our fiscal year ended March 31, 2018 (“fiscal 2018”)

Strengthen and expand our geographic footprint. We believe there is an opportunity to increase penetration across our existing markets and selectively enter new regions. Although the Canada Goose brand is recognized globally, our recent investments have been focused on North America and have driven exceptional growth in Canada and the United States. Outside of Canada and the United States (“Rest of World”), we have identified an opportunity to accelerate our momentum utilizing our proven growth framework. The following table presents our revenue in each of our geographic segments over the past three fiscal years:

(in millions)	Fiscal year ended March 31,			‘15 – ‘17
	2015	2016	2017	CAGR
Canada	$75.7	$95.2	$155.1	43.1%
United States	$57.0	$103.4	$131.9	52.1%
Rest of World	$85.7	$92.2	$116.8	16.7%

Total	$218.4	$290.8	$403.8	36.0%

Canada. While we have achieved high brand awareness in Canada, we continue to experience strong penetration and revenue growth driven primarily by expanding access and product offerings. After developing a strong wholesale footprint, we successfully launched our Canadian e-commerce platform in August 2014 and opened our first retail store in Toronto in October 2016. We expect to further develop our presence through increased strategic marketing activities, deeper relationships with our retail partners and continued focus on our DTC channel. Additionally, we intend to continue broadening our product offering to make Canada Goose a bigger part of our customers’ lives.

United States. As we continue to capture the significant market opportunity in the United States, our focus is on increasing brand awareness to a level that approaches what we have achieved in Canada. According to an August 2016 consumer survey conducted on our behalf, aided brand awareness in the United States is 16% as compared to 76% in Canada. Our market entry has been staged on a regional basis, with the bulk of our investments and wholesale penetration concentrated in the Northeast, where our aided brand awareness is 25% and as high as 46% in Boston and New York City. This has been the primary driver of our historical growth and momentum in the U.S. and we continue to generate strong growth in the region. Building on this success, we launched our national e-commerce platform in September 2015, opened our first retail store in New York City in November 2016 and announced a second retail store to be opened in Chicago in fiscal 2018. We believe there is a large white space opportunity in other regions such as the Mid-Atlantic as well as the Midwest, where our aided brand awareness is currently 18%, and West, where our aided brand awareness is 14% and as high as 26% in metropolitan markets such as Denver and San Francisco. As we sequentially introduce our brand to the rest of the country, we are focused on expanding our wholesale footprint, including executing our shop-in-shop strategy and continuing to deliver a broader three season product assortment to our partners.

Rest of World. We currently generate sales in every major Western European market and, while this is where the brand first achieved commercial success, we believe there are significant opportunities to accelerate these markets to their full potential. In the United Kingdom and France in particular, we have achieved strong traction through our retail partnerships, but have yet to fully extend our wholesale network and are only in the initial phase of executing on our shop-in-shop strategy. In both markets, we launched our e-commerce platforms in September 2016 and intend to establish our owned retail presence in the near future, including in our first European retail store in London to be opened in fiscal 2018. While the United Kingdom and France are our most developed European markets, we have identified a number of markets with significant near-term development potential, such as Germany, Italy and Scandinavia. We intend to further establish our European presence through opening e-commerce sites in fiscal 2018 in Ireland, Germany, Austria, Belgium, the Netherlands, Luxembourg and Sweden.

Outside of Europe, our most established markets are Japan and Korea. Over the past decade, we have grown successfully in Japan and, in both Japan and Korea, recently partnered with world-class distributors. These partners will help us continue to build awareness and access to the brand while ensuring its long term sustainability. Additionally, we currently have a minimal presence in China and other large markets which represent significant future opportunities.

From fiscal 2014 to fiscal 2016, we nearly doubled our market penetration in Canada to reach approximately 35 unit sales per 1,000 addressable customers (people living above the 37th Parallel and with annual household income of greater than $100,000). We have been similarly successful in the United States, Western Europe, Scandinavia and Asia with unit sales per 1,000 addressable customers reaching between 3.5 and 10 units, but we still have room to grow in our current markets. Even without expanding our geographic footprint or our product lines, we believe we have significant opportunity to further increase penetration in the United States, Western Europe (France, United Kingdom, the Netherlands, Spain, Germany, Austria, Belgium and Italy), Scandinavia (Sweden, Denmark, Norway, Finland) and Asia (Japan and South Korea); if we were to achieve 50% of current penetration in Canada in these other geographies, this would result in tripled unit demand within our Fall and Winter product categories.

Enhance and expand our product offering. Continuing to enhance and expand our product offering represents a meaningful growth driver for Canada Goose. Broadening our product line will allow us to strengthen brand loyalty with those customers who already love Canada Goose, drive higher penetration in our existing markets and expand our appeal across new geographies and climates. Drawing on our decades of experience and customer demand for inspiring new functional products, we intend to continue developing our offering through the following:

Elevate Winter. Recognizing that people want to bring the functionality of our jackets into their everyday lives, we have developed a wide range of exceptional winter products for any occasion. While staying true to our tactical industrial heritage, we intend to continue refreshing and broadening our offering with new stylistic variations, refined fits and exclusive limited edition collaborations.

Expand Spring and Fall. We intend to continue building out our successful Spring and Fall collections in categories such as lightweight and ultra-lightweight down, rainwear, windwear and softshell jackets. While keeping our customers warm, comfortable and protected across three seasons, these extensions also increase our appeal in markets with more temperate climates.

Extend beyond outerwear. Our strategy is to selectively respond to customer demand for functional products in adjacent categories. Consumer surveys conducted on our behalf indicate that our customers are looking for additional Canada Goose products, particularly in key categories such as knitwear, fleece, footwear, travel gear and bedding. We believe offering inspiring new products that are consistent with our heritage, functionality and quality represents an opportunity to develop a closer relationship with our customers and expand our addressable market.

Continue to drive operational excellence. As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and higher margins in the following ways:

Channel mix. We intend to expand our DTC channel in markets that can support the profitable rollout of e-commerce and select retail stores. As our distribution channel mix shifts toward our e-commerce-led DTC channel, we expect to capture incremental gross margin. A jacket sale in our DTC channel provides two-to-four times greater contribution to segment operating income per jacket as compared to a sale of the same product in our wholesale channel.

Price optimization. We intend to continue optimizing our pricing to capture the full value of our products and the superior functionality they provide to our customers. Additionally, we actively balance customer demand with scarcity of supply to avoid the promotional activity that is common in the apparel industry. This allows us and our retail partners to sell our products at full price, avoid markdowns and realize full margin potential.

Manufacturing capabilities. Approximately one-third of Canada Goose products are currently manufactured in our own facilities in Canada. We intend to optimize our domestic manufacturing mix by opportunistically bringing additional manufacturing capacity in-house to capture incremental gross margin.

Operating leverage. We have invested ahead of our growth in all areas of the business including design and manufacturing, multi-channel distribution and corporate infrastructure. For example, our current manufacturing footprint is sufficient to allow us to double our current headcount to support planned revenue growth, As we continue our growth trajectory, we have the opportunity to leverage these investments and realize economies of scale.

Corporate Information

Our company was founded in Toronto, Canada in 1957. In December 2013, we partnered with Bain Capital through a sale of a 70% equity interest in our business to accelerate our growth. In connection with such sale,

Canada Goose Holdings Inc. was incorporated under the Business Corporations Act (British Columbia) on November 21, 2013. The IPO of our subordinate voting shares in the United States and Canada was completed on March 21, 2017.

Our principal office is located at 250 Bowie Avenue, Toronto, Ontario, Canada M6E 4Y2 and our telephone number is (416) 780-9850. Our registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. Our website address is www.canadagoose.com. Information contained on, or accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference.

Sponsor Overview

Bain Capital L.P. is one of the world’s leading private, multi-asset alternative investment firms with over US$75 billion of assets under management. Bain Capital invests across asset classes including private equity, credit, public equity and venture capital, and leverages its shared platform to capture opportunities in its strategic areas of focus. Currently, Bain Capital has a team of nearly 400 investment professionals supporting its various asset classes. Headquartered in Boston, Bain Capital has offices in New York, Chicago, Palo Alto, San Francisco, London, Dublin, Munich, Hong Kong, Tokyo, Shanghai, Mumbai, Sydney and Melbourne.

Since 1984, Bain Capital Private Equity has made nearly 300 investments in a variety of industries around the world. The firm has a long and successful history of investing in consumer products and retail businesses and has a dedicated group of investment professionals focused on the sector. Bain Capital Private Equity has helped to build and scale many leading brands, including Burlington Stores, Samsonite, Staples, Sundial Brands and TOMS in the U.S. and Europe as well as Dollarama, BRP and Shoppers Drug Mart in Canada.

After giving effect to the sale of subordinate voting shares offered hereby, Bain Capital will control approximately 67% of our multiple voting shares, or approximately 64% of the combined voting power of our multiple voting shares and subordinate voting shares outstanding after this offering (63% if the underwriters exercise their option to purchase additional shares in full). As a result, we will remain a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (the “NYSE”) on which our subordinate voting shares are listed. See “Risk Factors—Risks Related to This Offering and Our Subordinate Voting Shares.”

Risk Factors

Investing in our subordinate voting shares involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our subordinate voting shares. If any of these risks actually occur, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our subordinate voting shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	we may be unable to maintain the strength of our brand;

•	we may not be able to manage our growth effectively;

•	our brand expansion plans may be unsuccessful;

•	fluctuations in raw materials costs or currency exchange rates may impact our operating results; and

•	our dual-class share structure concentrates voting control with our principal shareholders and as a result our principal shareholders will have the ability to control the outcome of matters submitted for shareholder approval and may have interests that differ from those of our other shareholders.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, as amended. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption to include in a public offering registration statement less than five years of selected financial data;

•	reduced executive compensation disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We will not take advantage of this provision because IFRS standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenue of at least US$1.07 billion;

•	the last day of our fiscal year following the fifth anniversary of the completion of our IPO;

•	the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or

•	the date on which we are deemed to be a “large accelerated filer” under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur on the last day of our fiscal year if the market value of our shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

In addition, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. As a foreign private issuer, we take advantage of certain provisions in the NYSE Listing Rules that allow us to follow Canadian law for certain corporate governance matters. See “Management—Foreign Private Issuer Status.” Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

The Offering

Subordinate Voting Shares Offered by the Selling Shareholders	12,500,000 subordinate voting shares (or 14,375,000 subordinate voting shares if the underwriters exercise their option to purchase additional shares in full).

Subordinate Voting Shares to be Outstanding After This Offering	35,894,725 subordinate voting shares (or 37,769,725 subordinate voting shares if the underwriters exercise their option to purchase additional shares in full).

Multiple Voting Shares to be Outstanding After This Offering	70,894,076 multiple voting shares (or 69,019,076 multiple voting shares if the underwriters exercise their option to purchase additional shares in full).

Option to Purchase Additional Subordinate Voting Shares	The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to 1,875,000 additional subordinate voting shares from certain of the selling shareholders.

Voting Rights	We have two classes of shares outstanding: multiple voting shares and subordinate voting shares. The rights of the holders of our multiple voting shares and subordinate voting shares are substantially identical, except with respect to voting and conversion. The subordinate voting shares have one vote per share and the multiple voting shares have 10 votes per share. See “Description of Share Capital—Authorized Share Capital.”

Conversion Rights	The subordinate voting shares are not convertible into any other class of shares. The multiple voting shares are convertible into subordinate voting shares on a one-for-one basis at the option of the holder or upon the sale of multiple voting shares to an unaffiliated third party.

In addition, our articles provide that multiple voting shares will automatically convert into subordinate voting shares in certain other circumstances. See “Description of Share Capital—Authorized Share Capital—Conversion.”

Take-Over Bid Protection

In accordance with applicable regulatory requirements designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, we entered into a coattail agreement with holders of multiple voting shares in connection with our IPO. The coattail agreement contains provisions customary for dual-class corporations listed on the Toronto Stock Exchange, or the TSX, designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable take-over bid legislation in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares. See “Description of Share Capital—Certain Important Provisions of our Articles and the BCBCA—Take-Over Bid Protection.”

Use of Proceeds	The selling shareholders, including certain members of our board of directors and management, will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of subordinate voting shares in this offering. See “Use of Proceeds.”

Dividend Policy	We do not expect to pay any dividends on our subordinate voting shares in the foreseeable future. See “Dividend Policy.”

Principal Shareholder	Upon completion of this offering, Bain Capital will continue to own a controlling interest in us. Accordingly, we will continue to avail ourselves of the “controlled company” exemption under the NYSE Listing Rules. See “Management—Director Independence” and “Principal and Selling Shareholders.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in our subordinate voting shares.

NYSE and TSX Trading Symbol	“GOOS”

The total number of subordinate voting shares and multiple voting shares to be outstanding after this offering is based on 23,394,725 subordinate voting shares and 83,308,154 multiple voting shares outstanding as of June 12, 2017 and excludes:

•	5,592,641 subordinate voting shares issuable upon exercise of options outstanding under our equity incentive plans as of June 12, 2017 at a weighted average exercise price of $2.83 per subordinate voting share; and

•	5,321,437 additional subordinate voting shares reserved for future issuance under our equity incentive plans.

Except as otherwise indicated, the information in this prospectus reflects or assumes:

•	no exercise by the underwriters of their option to purchase additional subordinate voting shares from certain of the selling shareholders identified in this prospectus; and

•	85,922 subordinate voting shares issuable upon exercise of options by certain selling shareholders in this offering (provided that options exercised as of the date of this prospectus are reflected under “Description of Share Capital—Prior Sales”).

Summary Historical Consolidated Financial and Other Data

The following tables set forth our summary historical consolidated financial data. You should read the following summary historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the summary historical consolidated information for fiscal 2017, fiscal 2016 and fiscal 2015 from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS and are presented in thousands of Canadian dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

CAD $000s (except per share data)	Fiscal Year ended March 31, 2017	Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2015
Statement of Operations Data:
Revenue	403,777	290,830	218,414
Cost of sales	191,709	145,206	129,805

Gross profit	212,068	145,624	88,609
Selling, general and administrative expenses	164,965	100,103	59,317
Depreciation and amortization	6,601	4,567	2,623

Operating income	40,502	40,954	26,669
Net interest and other finance costs (1)	9,962	7,996	7,537

Income before income tax expense	30,540	32,958	19,132
Income tax expense	8,900	6,473	4,707

Net income	21,640	26,485	14,425
Other comprehensive loss	(610)	(692)	—

Total comprehensive income	21,030	25,793	14,425

Earnings per share
Basic	$0.22	$0.26	$0.14
Diluted	$0.21	$0.26	$0.14
Weighted average number of shares outstanding
Basic	100,262,026	100,000,000	100,000,000
Diluted	102,023,196	101,692,301	101,211,134
Other Data:
EBITDA (2)	$48,914	$46,870	$30,063
Adjusted EBITDA (2)	81,010	54,307	37,191
Adjusted EBITDA margin (3)	20.1%	18.7%	17.0%
Adjusted net income (2)	44,147	30,122	21,374
Adjusted net income per share	$0.44	$0.30	$0.21
Adjusted net income per diluted share	$0.43	$0.30	$0.21

	As of March 31, 2017	As of March 31, 2016	As of March 31, 2015
Financial Position Information:
Cash	$9,678	$7,226	$5,918
Total assets	380,869	353,018	274,825
Total liabilities	234,701	210,316	160,392
Shareholders’ equity	146,168	142,702	114,433

(1)	Net interest and other finance costs consist of interest expense relating to our subordinated debt, which was refinanced in connection with the Recapitalization, as well as our Revolving Facility and prior credit facility. Interest expense associated with the subordinated debt represented $3,822 in fiscal 2017, $5,598 in fiscal 2016 and $5,398 in fiscal 2015.
(2)	EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are financial measures that are not defined under IFRS. We use these non-IFRS financial measures, and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. In particular, following the Acquisition, we have made changes to our legal and operating structure to better position our organization to achieve our strategic growth objectives, which have resulted in outflows of economic resources. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for management employees. In addition, we believe EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are measures commonly used by investors to evaluate companies in the apparel industry. However, they are not presentations made in accordance with IFRS and the use of the terms EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income vary from others in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The tables below illustrate a reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted Net Income for the periods presented:

CAD $000s	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2016	Fiscal year ended March 31, 2015
Net income	$21,640	$26,485	$14,425
Add the impact of:
Income tax expense	8,900	6,473	4,707
Net interest and other finance costs	9,962	7,996	7,537
Depreciation and amortization	8,412	5,916	3,394

EBITDA	48,914	46,870	30,063
Add the impact of:
Bain Capital management fees (a)	10,286	1,092	894
Transaction costs (b)	10,042	299	—
Purchase accounting adjustments (c)	—	—	2,861
Unrealized (gain)/loss on derivatives (d)	4,422	(4,422)	(138)
Unrealized foreign exchange gain on Term loan (e)	(102)	—	—
International restructuring costs (f)	175	6,879	1,038
Share-based compensation (g)	5,922	500	300
Agent terminations and other (h)	—	3,089	2,173
Non-cash rent expense (i)	1,351	—	—

Adjusted EBITDA	81,010	54,307	37,191

CAD $000s	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2016	Fiscal year ended March 31, 2015
Net income	21,640	26,485	14,425
Add the impact of:
Bain Capital management fees (a)	10,286	1,092	894
Transaction costs (b)	10,042	299	—
Purchase accounting adjustments (c)	—	—	2,861
Unrealized (gain)/loss on derivatives (d)	4,422	(4,422)	(138)
Unrealized foreign exchange gain on term loan (e)	(102)	—	—
International restructuring costs (f)	175	6,879	1,038
Share-based compensation (g)	5,922	500	300
Agent terminations and other (h)	—	3,089	2,173
Non-cash rent expense (i)	1,351	—	—
Amortization on intangible assets acquired by Bain Capital (j)	2,175	2,175	2,175
Non-cash revaluation of carrying value related to change in underlying interest rate (k)	(5,935)	—	—

Total adjustments	28,336	9,612	9,303
Tax effect of adjustments	(5,829)	(2,431)	(2,354)
Tax effect of one-time intercompany transaction (l)	—	(3,544)	—

Adjusted net income	44,147	30,122	21,374

(a)	Represents the amount paid pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital no longer receives management fees from the company.
(b)	In connection with the IPO, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.
(c)	In connection with the Acquisition, we recognized acquired inventory at fair value, which included a mark-up for profit. Recording inventory at fair value in purchase accounting had the effect of increasing inventory and thereby increasing the cost of sales in subsequent periods as compared to the amounts we would have recognized if the inventory was sold through at cost. The write-up of acquired inventory sold represents the incremental cost of sales that was recognized as a result of purchase accounting. The last of this inventory was sold in fiscal 2015.
(d)	Represents unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows will occur is more appropriate.
(e)	Represents non-cash unrealized gains on the translation of the Term Loan Facility from USD to CAD.
(f)	Represents expenses incurred to establish our European headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.
(g)	Represents share-based compensation expense. Adjustments in fiscal 2017 reflect management’s estimate that certain tranches of outstanding option awards will vest.
(h)	Represents accrued expenses related to termination payments to be made to our third party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.
(i)	Represents non-cash amortization charges during pre-opening periods for new store leases.
(j)	As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which has a useful life of four years, and will expire in the third quarter of fiscal 2018.
(k)	We repaid the Term Loan Facility using a portion of the proceeds of the IPO, which resulted in a change to our prospective underlying interest rate and caused a remeasurement of the carrying value of the debt by calculating the net present value using the revised estimated cash flows for both the repayment and change in interest rate and original effective interest rate. The result was a non-cash gain of $5.9 million recorded in net interest and other finance costs.
(l)	During fiscal 2016, we entered into a series of transactions whereby our wholly-owned subsidiary, Canada Goose International AG, acquired the global distribution rights to our products. As a result, there was a one-time tax benefit of $3.5 million recorded during the year.
(3)	Adjusted EBITDA Margin is equal to Adjusted EBITDA for the period presented as a percentage of revenue for the same period.

Risk Factors

This offering and investing in our subordinate voting shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our subordinate voting shares. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our subordinate voting shares could decline and you could lose all or part of your investment. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Business

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand we may be unable to sell our products, which would adversely affect our business.

The Canada Goose name and premium brand image are integral to the growth of our business, and to the implementation of our strategies for expanding our business. We believe that the brand image we have developed has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our brand may require us to make substantial investments in areas such as product design, store openings and operations, marketing, e-commerce, community relations and employee training, and these investments may not be successful.

We anticipate that, as our business continues to expand into new markets and new product categories and as the market becomes increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the scarcity of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products, unfair labour practices, and failure to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in the premium outerwear industry and to continue to offer a range of high quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability or financial condition.

A key element of our growth strategy is expansion of our product offerings into new product categories. We may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers. As of March 31, 2017, our brand is sold in 37 countries through over 2,500 points of distribution. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our premium functional products as compared to traditional outerwear. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.

Because our business is highly concentrated on a single, discretionary product category, premium outerwear, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.

Our business is not currently diversified and consists primarily of designing, manufacturing and distributing premium outerwear and accessories. In fiscal 2017, our main product category across all seasons, our jackets, was made up of over 100 styles and comprised the majority of our sales. Consumer preferences often change rapidly. Therefore, our business is substantially dependent on our ability to attract customers who are willing to pay a premium for our products. Any future shifts in consumer preferences away from retail spending for premium outerwear and accessories would also have a material adverse effect on our results of operations.

In addition, we believe that continued increases in sales of premium outerwear will largely depend on customers continuing to demand technical superiority from their luxury products. If the number of customers demanding premium outerwear does not continue to increase, or if our customers are not convinced that our premium outerwear is more functional or stylish than other outerwear alternatives, we may not achieve the level of sales necessary to support new growth platforms and our ability to grow our business will be severely impaired.

A downturn in the economy may affect customer purchases of discretionary items, which could materially harm our sales, profitability and financial condition.

Many factors affect the level of consumer spending for discretionary items such as our premium outerwear and related products. These factors include general economic conditions, interest and tax rates, the availability of consumer credit, disposable consumer income, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our premium outerwear, tend to decline during recessionary periods when disposable income is lower. During our 60-year history, we have experienced recessionary periods, but we cannot predict the effect on our sales and profitability. A downturn in the economy in markets in which we sell our products may materially harm our sales, profitability and financial condition.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenue and profitability.

The market for outerwear is highly fragmented. We compete directly against other wholesalers and direct retailers of premium functional outerwear and luxury apparel. Because of the fragmented nature of the marketplace, we also compete with other apparel sellers, including those who do not specialize in outerwear. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, store development, marketing, distribution, and other resources than we do.

Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. Many of our competitors have more established and diversified marketing programs, including with respect to promotion of their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may also create and maintain brand awareness using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we can by emphasizing different distribution channels than we can, such as catalog sales or an extensive retail network, and many of our competitors have substantial resources to devote toward increasing sales in such ways.

If we fail to attract new customers, we may not be able to increase sales.

Our success depends, in part, on our ability to attract new customers. In order to expand our customer base, we must appeal to and attract consumers who identify with our products. We have made significant investments in enhancing our brand and attracting new customers. We expect to continue to make significant investments to promote our current products to new customers and new products to current and new customers, including through our e-commerce platforms and retail store presence. Such campaigns can be expensive and may not result in increased sales. Further, as our brand becomes more widely known, we may not attract new customers as we have in the past. If we are unable to attract new customers, we may not be able to increase our sales.

We have grown rapidly in recent years. If we are unable to manage our operations at our current size or to manage any future growth effectively, the pace of our growth may slow.

We have expanded our operations rapidly since 2013 and have been developing a DTC channel with the launch of our four e-commerce stores in Canada and the United States as well as the United Kingdom and France in August 2014, September 2015 and September 2016, respectively, and the opening of our first two retail stores in October and November 2016 in Toronto and New York City, respectively. Our revenue increased from $218.4 million for fiscal 2015 to $403.8 million for fiscal 2017, a CAGR of 36.0%, including $115.2 million of revenue generated from our DTC channel in fiscal 2017.

If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development, manufacturing and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other personnel. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In addition, in order to continue to expand our DTC channel, we expect to continue to add selling, general & administrative expenses to our operating profile. These costs, which include lease commitments, headcount and capital assets, could result in decreased margins if we are unable to drive commensurate growth.

Our growth strategy involves expansion of our DTC channel, including retail stores and on-line, which may present risks and challenges that we have not yet experienced.

Our business has only recently evolved from one in which we only distributed products on a wholesale basis for resale by others to one that also includes a multi-channel experience, which includes retail physical and online stores operated by us. Growing our e-commerce platforms and number of physical stores is essential to our growth strategy, as is expanding our product offerings available through these channels. However, we have limited operating experience executing this strategy, which we launched with our first e-commerce store in August 2014 and our first retail store in October 2016. This strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce store design does not appeal to our customers, reliably function as designed, or maintain the privacy of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or lost sales, or be exposed to fraudulent purchases, which could adversely affect our reputation and results of operations.

We currently operate our online stores in Canada, the United States, the United Kingdom and France, and are planning to expand our e-commerce platform to other geographies. These countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our international expansion.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income, which could cause the price of our subordinate voting shares to decline.

Our business is seasonal and, historically, we have realized approximately three quarters of our revenue and earnings for the fiscal year in the second and third fiscal quarters, due to the impact of wholesale orders in anticipation of the Winter and holiday selling season. Many of these orders are not subject to contracts and, if cancelled for any reason, could result in harm to our sales and financial results. Any factors that harm our second and third fiscal quarter operating results, including disruptions in our supply chain, unseasonably warm weather or unfavourable economic conditions, could have a disproportionate effect on our results of operations for the entire fiscal year. In addition, we typically experience net losses in our first and fourth fiscal quarters as we invest ahead of our most active season. Disrupted sales in our second and third fiscal quarters could upset our seasonal balance leading to an adverse effect on our financial and operating results.

In order to prepare for our peak shopping season, we must maintain higher quantities of finished goods. As a result, our working capital requirements also fluctuate during the year, increasing in the first and second fiscal quarters and declining significantly in the fourth fiscal quarter.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the sales contributed by our DTC channel. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

Our indebtedness could adversely affect our financial condition.

We had $8.7 million of borrowings outstanding under our Revolving Facility (as defined below), and $141.3 million of unused commitments under our Revolving Facility, $151.6 million of term loans under our Term Loan Facility (as defined below), and total indebtedness of $160.3 million as of March 31, 2017. Our debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing;

•	requiring a portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	requiring the net cash proceeds of certain equity offerings to be used to prepay our debt as opposed to other purposes;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, are at variable rates of interest; and

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete.

The credit agreements governing our senior secured credit facilities contain a number of restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem our common or preferred shares, or enter into certain other types of contractual arrangements affecting our subsidiaries or indebtedness. In addition, the restrictive covenants in the credit agreement governing our Revolving Facility require us to maintain a minimum fixed charge coverage ratio if excess availability under our Revolving Facility falls below a specified threshold.

Although the credit agreements governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with those restrictions could be substantial. We may also seek to amend or refinance one or more of our debt instruments to permit us to finance our growth strategy or improve the terms of our indebtedness.

Our plans to improve and expand our product offerings may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

In addition to our DTC strategy and the expansion of our geographic footprint, we plan to grow our business by expanding our product offerings. The principal risks to our ability to successfully carry out our plans to expand our product offering include:

•	if our expanded product offerings fail to maintain and enhance our distinctive brand identity, our brand image may be diminished and our sales may decrease;

•	implementation of these plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems; and

•	incorporation of novel materials or features into our products may not be accepted by our customers or may be considered inferior to similar products offered by our competitors.

In addition, our ability to successfully carry out our plans to expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and styles. These plans could be abandoned, could cost more than anticipated and could divert resources from other areas of our business, any of which could negatively impact our competitive position and reduce our revenue and profitability.

We rely on a limited number of third-party suppliers to provide high quality raw materials.

Our products require high quality raw materials, including cotton, polyester, down and coyote fur. The price of raw materials depends on a wide variety of factors largely beyond the control of Canada Goose. A shortage, delay or interruption of supply for any reason could negatively impact our ability to fulfill orders and have an adverse impact on our financial results.

In addition, we rely on a very small number of direct suppliers for our raw materials. As a result, any disruption to these relationships could have a material adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we desire. Such events include difficulties or problems with our suppliers’ businesses, finances, labour relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters or other catastrophic occurrences. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards.

More generally, if we need to replace an existing supplier, additional supplies or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, and any new supplier may not meet our strict quality requirements. In the event we are required to find new sources of supply, we may encounter delays in production, inconsistencies in quality and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays, interruption or increased costs in the supply of our raw materials could have an adverse effect on our ability to meet customer demand for our products and result in lower sales and profitability both in the short and long-term.

We could experience significant disruptions in supply from our current sources.

We generally do not enter into long-term formal written agreements with our suppliers, and typically transact business with our suppliers on an order-by-order basis. There can be no assurance that there will not be a disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labour and other ethical practices. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower revenue and operating income both in the short and long-term.

Our business or our results of operations could be harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we and our retail partners forecast inventory needs, which are subject to seasonal and quarterly variations. If we fail to accurately forecast retailer demand, we may experience excess inventory levels or a shortage of product to deliver to our retail partners and through our DTC channel.

If we underestimate the demand for our products, we may not be able to produce products to meet our retail partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and retail partner relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. In addition, failures to accurately predict the level of demand for our products could cause a decline in revenue and harm our profitability and financial condition.

If we are unable to establish and protect our trademarks and other intellectual property rights, counterfeiters may produce copies of our products and such counterfeit products could damage our brand image.

Given the increased popularity of our brand, we believe there is a high likelihood that counterfeit products or other products infringing on our intellectual property rights will continue to emerge, seeking to benefit from the consumer demand for Canada Goose outerwear. These counterfeit products do not provide the functionality of our products and we believe they are of substantially lower quality, and if customers are not able to differentiate between our products and counterfeit products, this could damage our brand image. In order to protect our brand, we devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts worldwide. We actively pursue entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. In spite of our efforts, counterfeiting still occurs and, if we are unsuccessful in challenging a third-party’s rights related to trademark, copyright or other intellectual property rights, this could adversely affect our future sales, financial condition and results of operations. We cannot guarantee that the actions we have taken to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future or that we will be able to identify and pursue all counterfeiters who may seek to benefit from our brand.

Competitors have and will likely continue to attempt to imitate our products and technology and divert sales. If we are unable to protect or preserve our intellectual property rights, brand image and proprietary rights, our business may be harmed.

As our business has expanded, our competitors have imitated, and will likely continue to imitate, our product designs and branding, which could harm our business and results of operations. Competitors who flood the market with products seeking to imitate our products could divert sales and dilute the value of our brand. We believe our trademarks, copyrights and other intellectual property rights are extremely important to our success and our competitive position.

However, enforcing rights to our intellectual property may be difficult and costly, and we may not be successful in stopping infringement of our intellectual property rights, particularly in some foreign countries, which could make it easier for competitors to capture market share. Intellectual property rights necessary to protect our products and brand may also be unavailable or limited in certain countries. Furthermore, our efforts to enforce our trademarks, copyrights and other intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our trademark and other intellectual property rights. Continued sales of competing products by our competitors could harm our brand and adversely impact our business, financial condition and results of operations.

Labour-related matters, including labour disputes, may adversely affect our operations.

As of June 1, 2017, less than 25% of our employees are members of labour unions, and additional members of our workforce may become represented by unions in the future. The exposure to unionized labour in our workforce nonetheless presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.

In addition, on May 30, 2017, Ontario Premier Kathleen Wynne announced a plan to gradually raise the minimum wage to $15 per hour by January 1, 2019. The legislative proposals under the Fair Workplaces, Better Jobs Act, 2017 include broad ranging amendments to Ontario’s Employment Standards Act and Labour Relations Act. Since we conduct a significant portion of our manufacturing labour in Ontario, we expect that, if enacted, this new legislation will increase our manufacturing costs and such increase may be material. We are continuing to monitor the proposed legislation and evaluate the potential impact the proposed legislation would have on our business and results of operations.

We rely significantly on information technology systems for our distribution systems and other critical business functions, and are increasing our reliance on these functions as our DTC channel expands. Any failure, inadequacy, or interruption of those systems could harm our ability to operate our business effectively.

We rely on information systems to effectively manage all aspects of our business, including merchandise planning, manufacturing, allocation, distribution and sales. Our reliance on these systems, and their importance to our business, will increase as we expand our DTC channel and global operations. We rely on a number of third parties to help us effectively manage these systems. If information systems we rely on fail to perform as expected, our business could be disrupted. The failure of us or our vendors to manage and operate our information technology systems as expected could disrupt our business, result in our not providing adequate product, losing sales or market share, and reputational harm, causing our business to suffer. Any such failure or disruption could have a material adverse effect on our business.

Our information technology systems and vendors also may be vulnerable to damage or interruption from circumstances beyond our or their control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, viruses, security breaches, cyber-attacks and terrorism. We maintain disaster recovery procedures intended to mitigate the risks associated with such events, but there is no guarantee that these procedures will be adequate in any particular circumstance. As a result, such an event could materially disrupt, and have a material adverse effect on, our business.

We depend on our retail partners to display and present our products to customers, and our failure to maintain and further develop our relationships with our retail partners could harm our business.

We sell our products in our wholesale segment through knowledgeable local, regional, and national retail partners. Our retail partners service customers by stocking and displaying our products, and explaining our product attributes. Our relationships with these retail partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our retail partners or financial difficulties experienced by these retail partners could harm our business.

Our sales depend, in part, on retailer partners effectively displaying our products, including providing attractive space in their stores, including shop-in-shops, and training their sales personnel to sell our products. If our retail partners reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower revenue and gross margins, which would harm our profitability and financial condition.

We also have key relationships with national retail partners. For fiscal 2017, our largest Canadian wholesale customer accounted for 20.4% of our wholesale revenue in Canada, and our largest U.S. wholesale customer accounted for 21.0% of our wholesale revenue in the United States. If we lose any of our key retail partners, or if any key retail partner reduces their purchases of our existing or new products, or their number of stores or operations or promotes products of our competitors over ours, or suffers financial difficulty or insolvency, our sales would be harmed. The recent decline in the overall retail industry has been challenging for some of our retail partners and caused us to negotiate shortened payment terms and reduce credit limits with certain of our retail partners. If the overall retail environment continues to decline or if one or more of our retail partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.

The majority of our sales are to retail partners.

The majority of our sales are made to retail partners who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our retail partners, and confirmed orders received from our retail partners may be difficult to enforce. Factors that could affect our ability to maintain or expand our sales to these retail partners include: (a) failure to accurately identify the needs of our customers; (b) lack of customer acceptance of new products or product expansions; (c) unwillingness of our retail partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our retail partners; and (e) new, well-received product introductions by competitors.

We cannot assure you that our retail partners will continue to carry our products in accordance with current practices or carry any new products that we develop. If these risks occur, they could harm our brand as well as our results of operations and financial condition.

Our marketing programs, e-commerce initiatives and use of customer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

We collect, process, maintain and use data, including sensitive information on individuals, available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving international, U.S., Canadian, European and other laws and enforcement trends. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules, may conflict with our practices or fail to be observed by our employees or business partners. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management or otherwise have an adverse effect on our business.

Certain of our marketing practices rely upon e-mail to communicate with consumers on our behalf. We may face risk if our use of e-mail is found to violate the applicable law. We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with our posted privacy policy or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal, provincial or state levels, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for security breaches may increase.

Data security breaches and other cyber security events could negatively affect our reputation, credibility and business.

We collect, process, maintain and use sensitive personal information relating to our customers and employees, including their personally identifiable information, and rely on third parties for the operation of our e-commerce site and for the various social media tools and websites we use as part of our marketing strategy. Any perceived, attempted or actual unauthorized disclosure of personally identifiable information regarding our employees, customers or website visitors could harm our reputation and credibility, reduce our e-commerce sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers and could result in litigation against us or the imposition of significant fines or penalties.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal, provincial and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products, resulting in increased compliance costs.

Our on-line activities, including our e-commerce websites, also may be subject to denial of service or other forms of cyber attacks. While we have taken measures we believe reasonable to protect against those types of attacks, those measures may not adequately protect our on-line activities from such attacks. If a denial of service attack or other cyber event were to affect our e-commerce sites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation may be adversely affected.

A significant portion of our business functions operate out of our headquarters in Toronto. As a result, our business is vulnerable to disruptions due to local weather, economics and other factors.

All of our significant business functions reside at our headquarters in Toronto, Canada. Events such as extreme local weather, natural disasters, transportation strikes, acts of terrorism, significant economic disruptions or unexpected damage to the facility could result in an unexpected disruption to our business as a whole. Although we carry business interruption insurance, if a disruption of this type should occur, our ability to conduct our business could be adversely affected or interrupted entirely and adversely affect our financial and operating results.

Our success is substantially dependent on the continued service of our senior management.

Our success is substantially dependent on the continued service of our senior management, including Dani Reiss, who is our third-generation President and Chief Executive Officer. The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, which could result in harm to our customer and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

We have not obtained key man life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.

We rely on payment cards to receive payments, and are subject to payment-related risks.

For our DTC sales, as well as for sales to certain retail partners, we accept a variety of payment methods, including credit cards, debit cards and electronic funds transfers. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements relating to payment card processing. This includes laws governing the collection, processing and storage of sensitive consumer information, as well as industry requirements such as the Payment Card Industry Data Security Standard (“PCI-DSS”). These laws and obligations may require us to implement enhanced authentication and payment processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including PCI-DSS, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or consumers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our consumers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, and results of operations.

If our independent manufacturers or our suppliers fail to use ethical business practices and fail to comply with changing laws and regulations or our applicable guidelines, our brand image could be harmed due to negative publicity.

Our core values, which include developing the highest quality products while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. We do not control our suppliers and manufacturers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines or the law. A lack of compliance could lead to reduced sales or recalls or damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

In addition, many of our products include materials that are heavily regulated in many jurisdictions. Certain jurisdictions in which we sell have various regulations related to manufacturing processes and the chemical content of our products, including their component parts. Monitoring compliance by our manufacturers and suppliers is complicated, and we are reliant on their compliance reporting in order to comply with regulations applicable to our products. This is further complicated by the fact that expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements. Ethical business practices are also driven in part by legal developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings. Accordingly, we cannot predict how such regulations or expectations might develop in the future and cannot be certain that our guidelines or current practices would satisfy all parties who are active in monitoring our products or other business practices worldwide.

Our current and future products may experience quality problems from time to time that can result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenue and operating margin, and harm to our brand.

There can be no assurance we will be able to detect, prevent, or fix all defects that may affect our products. Failure to detect, prevent, or fix defects, or the occurrence of real or perceived quality, health or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our retail partners, litigation, product recalls, and credit, warranty or other claims, among others, which could harm our brand, sales, profitability and financial condition. We stand behind every Canada Goose product with a full lifetime warranty against defects. Because of this comprehensive warranty, quality problems could lead to increased warranty costs, and divert the attention of our manufacturing facilities. Such problems could hurt our premium brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.

Our business could be adversely affected by protestors or activists.

We have been the target of activists in the past, and may continue to be in the future. Our products include certain animal products, including goose and duck feathers in all of our down-filled parkas and coyote fur on the hoods of some of our parkas, which has drawn the attention of animal welfare activists. In addition, protestors can disrupt sales at our stores, or use social media or other campaigns to sway public opinion against our products. If any such activists are successful at either of these our sales and results of operations may be adversely affected.

The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

The fabrics used by our suppliers and manufacturers include synthetic fabrics and natural products, including cotton, polyester, down and coyote fur. Significant price fluctuations or shortages in the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer. In particular, in our experience, pricing for fur products tends to be unpredictable. If we are unable to secure coyote fur for our jackets at a reasonable price, we may have to alter or discontinue selling some of our designs, or attempt to pass along the cost to our customers, any of which could adversely affect our results of operations and financial condition.

Additionally, increasing costs of labour, freight and energy could increase our and our suppliers’ cost of goods. If our suppliers are affected by increases in their costs of labour, freight and energy, they may attempt to pass these cost increases on to us. If we pay such increases, we may not be able to offset them through increases in our pricing, which could adversely affect our results of operation and financial condition.

Fluctuations in foreign currency exchange rates could harm our results of operations as well as the price of our subordinate voting shares.

The presentation currency for our consolidated financial statements is the Canadian dollar. Because we recognize sales in the United States in U.S. dollars, if the U.S. dollar weakens against the Canadian dollar it would have a negative impact on our U.S. operating results upon translation of those results into Canadian dollars for the purposes of financial statement consolidation. We may face similar risks in other foreign jurisdictions where sales are recognized in foreign currencies. Although we engage in short-term hedging transactions for a large portion of our foreign currency denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations (including the value of the Canadian dollar relative to the U.S. dollar) have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates.

Our earnings per share are reported in Canadian dollars, and accordingly may be translated into U.S. dollars by analysts or our investors. As a result, the value of an investment in our subordinate voting shares to a U.S. shareholder will fluctuate as the U.S. dollar rises and falls against the Canadian dollar. Our decision to declare a dividend depends on results of operations reported in Canadian dollars. As a result, U.S. and other shareholders seeking U.S. dollar total returns, including increases in the share price and dividends paid, are subject to foreign exchange risk as the U.S. dollar rises and falls against the Canadian dollar.

Unexpected obstacles in new markets may limit our expansion opportunities and cause our business and growth to suffer.

Our future growth depends in part on our expansion efforts outside of North America. We have limited experience with regulatory environments and market practices outside of this region, and we may not be able to penetrate or successfully operate in any new market, as a result of unfamiliar regulation or other unexpected barriers to entry. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labour practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers’ tastes and preferences. We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our outerwear by customers in these new international markets. Our failure to develop our business in new international markets or experiencing disappointing growth outside of existing markets could harm our business and results of operations.

We may become involved in legal or regulatory proceedings and audits.

Our business requires compliance with many laws and regulations, including labour and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, product recall and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events.

Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations and financial condition.

As a newly public company, we are incurring significant expenses and devoting other significant resources and management time that was not required as a private company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The rules implemented by the SEC, and by the NYSE, and the securities regulators in each of the provinces and territories of Canada and by the TSX have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly, and these new obligations will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our subordinate voting shares, fines, sanctions and other regulatory action and potentially civil litigation.

We have identified material weaknesses in our internal control over financial reporting and if we fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. In connection with the audit of our consolidated financial statements for fiscal 2017, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including inventory costing and business combinations. We did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.

We have taken steps to address these material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have hired personnel with requisite skills in both technical accounting and internal control over financial reporting. In addition, we have engaged external advisors to provide financial accounting assistance in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer term resource needs of our various financial functions.

Implementing any appropriate changes to our internal controls and continuing to update and maintain our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. If we fail to enhance our internal control over financial reporting to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we may be unable to report our financial results accurately, which could increase operating costs and harm our business, including our investors’ perception of our business and our share price. The actions we plan to take are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. While we expect to fully remediate these material weaknesses, we cannot assure you that we will be able to do so in a timely manner, which could impair our ability to report our financial position. For a more detailed discussion of our material weaknesses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.”

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our share price.

Reporting obligations as a public company and our anticipated growth have placed and are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as of March 31, 2018 we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls. As a result, we will be required to continue to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our share price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the TSX, the NYSE or any other exchange on which our subordinate voting shares may be listed. Delisting of our subordinate voting shares from any exchange would reduce the liquidity of the market for our subordinate voting shares, which would reduce the price of our subordinate voting shares and increase the volatility of our share price.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the subordinate voting shares.

Risks Related to This Offering and Our Subordinate Voting Shares

The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with Bain Capital and our President and Chief Executive Officer, who held our shares prior to our IPO.

Our multiple voting shares have 10 votes per share and our subordinate voting shares have 1 vote per share. Shareholders who hold multiple voting shares (Bain Capital and our President and Chief Executive Officer (including their respective affiliates)), will together hold approximately 95% of the voting power of our outstanding voting shares following this offering (or, if the underwriters exercise their option to purchase additional shares in full, 95% of the voting power of our outstanding voting shares), and therefore will continue to have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.

In addition, because of the 10-to-1 voting ratio between our multiple voting shares and subordinate voting shares, the holders of our multiple voting shares will continue to control a majority of the combined voting power of our voting shares even where the multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our multiple voting shares limits the ability of our subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amending of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of multiple voting shares will have the ability to influence or control many matters affecting us and actions may be taken that our subordinate voting shareholders may not view as beneficial. The market price of our subordinate voting shares could be adversely affected due to the significant influence and voting power of the holders of multiple voting shares. Additionally, the significant voting interest of holders of multiple voting shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the subordinate voting shares, might otherwise receive a premium for the subordinate voting shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of multiple voting shares.

Future transfers by holders of multiple voting shares, other than permitted transfers to such holders’ respective affiliates or direct family members or to other permitted holders, will result in those shares automatically converting to subordinate voting shares, which will have the effect, over time, of increasing the relative voting power of those holders of multiple voting shares who retain their multiple voting shares. See “Description of Share Capital—Authorized Share Capital—Conversion.”

Bain Capital will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by Bain Capital. Upon completion of this offering, Bain Capital will beneficially own approximately 67% of our outstanding multiple voting shares, or approximately 64% of the combined voting power of our multiple voting and subordinate voting shares outstanding after this offering. If the underwriters’ option to purchase additional shares is exercised in full, Bain Capital will beneficially own approximately 63% of the combined voting power of our multiple voting shares and subordinate voting shares outstanding after this offering. In addition, our President and Chief Executive Officer will beneficially own approximately 33% of our outstanding multiple voting shares or approximately 31% of the combined voting power of our outstanding voting shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation, notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions. Bain Capital’s multiple voting shares convert automatically to subordinate voting shares at the time that Bain Capital and its affiliates no longer beneficially own at least 15% of the outstanding subordinate voting shares and multiple voting shares on a non-diluted basis. Even once Bain Capital’s multiple voting shares convert into subordinate voting shares we may continue to be a controlled company so long as an entity or entities controlled by our President and Chief Executive Officer continues to hold multiple voting shares. See “Description of Share Capital.”

Additionally, Bain Capital’s interests may not align with the interests of our other shareholders. Bain Capital is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Bain Capital may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

We are a controlled company within the meaning of the listing rules of the NYSE and, as a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements. Our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Because Bain Capital will continue to control a majority of the combined voting power of our outstanding multiple voting shares and subordinate voting shares after completion of this offering, we will remain a controlled company within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our subordinate voting shares:

•	we have a board of directors that is composed of a majority of independent directors, as defined under the NYSE Listing Rules;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and governance committee that is composed entirely of independent directors.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act of 1933 (the “Securities Act”) and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our subordinate voting shares less attractive to investors.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years following our IPO, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed US$1.07 billion, if we issue more than US$1.0 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our shares held by non-affiliates exceeds US$700 million as of the end of any second quarter before that time. We cannot predict if investors will find our subordinate voting shares less attractive because we may rely on these exemptions. If some investors find our subordinate voting shares less attractive as a result, there may be a less active trading market for our subordinate voting shares and our share price may be more volatile.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our subordinate voting shares. Furthermore, as a foreign private issuer, we take advantage of certain provisions in the NYSE Listing Rules that allow us to follow Canadian law for certain governance matters.

An active market for our subordinate voting shares may not be sustained, and the market price of our subordinate voting shares may be volatile, which could cause the value of your investment to decline.

Prior to our IPO, there was no public trading market for our subordinate voting shares. Although our subordinate voting shares are now listed on the NYSE and on the TSX, we cannot assure you that an active trading market for our subordinate voting shares will continue to be sustained after this offering. If an active market does not develop or is not sustained, it may be difficult for you to sell your subordinate voting shares. This may affect the pricing of the subordinate voting shares in the secondary market, the transparency and availability of trading prices, the liquidity of the subordinate voting shares and the extent of regulation applicable to us. We cannot predict the prices at which our subordinate voting shares will trade, and shareholders may not be able to sell their subordinate voting shares at the time or price they would like to sell.

Our operating results and share price may be volatile, and the market price of our subordinate voting shares after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above.

In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our subordinate voting shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our subordinate voting shares may fluctuate in response to various factors, including the risks described above.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our subordinate voting shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their subordinate voting shares and may otherwise negatively affect the market price and liquidity of subordinate voting shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for our common stock to decline.

Sales of a substantial number of our subordinate voting shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of subordinate voting shares or securities convertible into subordinate voting shares intend to sell subordinate voting shares, could reduce the market price of our subordinate voting shares.

Following the consummation of this offering, our directors, executive officers and holders of all of our multiple voting shares will be subject to a 90 day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by certain of the underwriters, subject to any restrictions imposed on sales by our affiliates under applicable securities laws as described in “Shares Eligible for Future Sale.”

Because we have no current plans to pay regular cash dividends on our subordinate voting shares following this offering, you may not receive any return on investment unless you sell your subordinate voting shares for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our subordinate voting shares following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our subordinate voting shares is solely dependent upon the appreciation of the price of our subordinate voting shares on the open market, which may not occur. See “Dividend Policy” for more detail.

Our articles, and certain Canadian legislation contain provisions that may have the effect of delaying or preventing a change in control.

Certain provisions of our articles, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our subordinate voting shares. For instance, our articles contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our subordinate voting shares and multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or British Columbia, or in our articles on the rights of non-Canadians to hold or vote our subordinate voting shares and multiple voting shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. See “Description of Share Capital—Certain Important Provisions of Our Articles and the BCBCA.”

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Toronto, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Changes in U.S. tax laws and regulations or trade rules may impact our effective tax rate and may adversely affect our business, financial condition and operating results.

Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results. Additionally, results of the November 2016 U.S. elections have introduced greater uncertainty with respect to tax and trade policies, tariffs and government regulations affecting trade between the United States and other countries. Major developments in tax policy or trade relations, such as the renegotiation of the North American Free Trade Agreement or the imposition of unilateral tariffs on imported products, could have a material adverse effect on our growth opportunities, business and results of operations.

There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company.

Under United States federal income tax laws, if a company is, or for any past period was, a passive foreign investment company (“PFIC”), it could have adverse United States federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. We do not believe that we currently are or have been a PFIC, and we do not expect to be a PFIC in the future, but we cannot assure you that we will not be a PFIC in the future. United States purchasers of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC. See the discussion under “Material United States Federal Income Tax Considerations for U.S. Holders.”

If we are a PFIC, U.S. holders would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws or regulations. Whether or not U.S. holders make a timely qualified electing fund (“QEF”), election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. holders with respect to the acquisition, ownership and disposition of our subordinate voting shares and any distributions such U.S. holders may receive. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our subordinate voting shares.

Canada Goose Holdings Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiary for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions from our operating subsidiary, Canada Goose, Inc. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiary to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiary is a separate legal entity, and although it is wholly-owned and controlled by us, it has no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiary to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiary and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiary generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. To the extent the ability of our subsidiary to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our subordinate voting shares adversely, the price and trading volume of our subordinate voting shares could decline.

The trading market for our subordinate voting shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our subordinate voting shares adversely, or provide more favorable relative recommendations about our competitors, the price of our subordinate voting shares would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our subordinate voting shares to decline.

Our constating documents permit us to issue an unlimited number of subordinate voting shares and multiple voting shares without additional shareholder approval.

Our articles permit us to issue an unlimited number of subordinate voting shares and multiple voting shares. We anticipate that we will, from time to time, issue additional subordinate voting shares in the future. Subject to the requirements of the NYSE and the TSX, we will not be required to obtain the approval of shareholders for the issuance of additional subordinate voting shares. Although the rules of the TSX generally prohibit us from issuing additional multiple voting shares, there may be certain circumstances where additional multiple voting shares may be issued, including upon receiving shareholder approval. Any further issuances of subordinate voting shares or multiple voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Additionally, any further issuances of multiple voting shares may significantly lessen the combined voting power of our subordinate voting shares due to the 10-to-1 voting ratio between our multiple voting shares and subordinate voting shares.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectation concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this prospectus include, among other things, statements relating to:

•	expectations regarding industry trends and the size and growth rates of addressable markets;

•	our business plan and our growth strategies, including plans for expansion to new markets and new products; and

•	expectations for seasonal trends.

Although we base the forward-looking statements contained in this prospectus on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if results and developments are consistent with the forward-looking statements contained in this prospectus, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this prospectus include:

•	our ability to implement our growth strategies;

•	our ability to maintain good business relationships with our suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus beginning on page 17, which include, but are not limited to, the following risks:

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	we may not be able to open new retail stores or e-commerce stores at the times or on the terms we expect;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our retail partners and international distributors;

•	the success of our marketing programs;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw materials costs or currency exchange rates.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. If any of the these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus.

Given these risks and uncertainties, you are cautioned not to place substantial weight or undue reliance on these forward-looking statements when making an investment decision. Any forward-looking statement that we make in this prospectus speaks only as of the date of this prospectus, and, except as required by law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

Any references to forward-looking statements in this prospectus include forward-looking information within the meaning of applicable Canadian securities laws.

Exchange Rate Information

The following table sets forth, for each period indicated, the high and low exchange rate for U.S. dollars expressed in Canadian dollars, and the average exchange rate for the periods indicated. Averages for year-end periods are calculated by using the exchange rates on the last day of each full month during the relevant period and the last available exchange rate in March during the relevant fiscal year. These rates are based on the noon buying rate certified for custom purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in preparation of our consolidated financial statements or elsewhere in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. We make no representation that any Canadian dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

On June 16, 2017, the noon buying rate was US$1.00 = C$1.3235.

Year Ended	Period End	Period Average Rate	High Rate	Low Rate
March 31, 2014	$1.1053	$1.0580	$1.1251	$1.0023
March 31, 2015	$1.2681	$1.1471	$1.2803	$1.0633
March 31, 2016	$1.2969	$1.3128	$1.4592	$1.1950
March 31, 2017	$1.3321	$1.3149	$1.3581	$1.2544

Last Six Months
December 2016	$1.3426	$1.3339	$1.3555	$1.3119
January 2017	$1.3030	$1.3183	$1.3437	$1.3030
February 2017	$1.3247	$1.3109	$1.3247	$1.3003
March 2017	$1.3321	$1.3387	$1.3468	$1.3278
April 2017	$1.3669	$1.3437	$1.3669	$1.3266
May 2017	$1.3498	$1.3606	$1.3745	$1.3454

Use of Proceeds

The selling shareholders, including certain members of our board of directors and management, will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of subordinate voting shares by the selling shareholders. See “Principal and Selling Shareholders.”

Price Range of Subordinate Voting Shares

Our subordinate voting shares have been listed on both the NYSE and the TSX since March 16, 2017 under the symbol “GOOS.” The following table sets forth, for the period indicated, the reported high and low market prices of our subordinate voting shares on the NYSE in U.S. dollars.

	Price Per Subordinate voting share				Aggregate Monthly Trading Volume
	High		Low
Quarterly:
Fourth Quarter 2017 (From March 16, 2017)	US$	18.40	US$	15.20
Monthly:
March 16, 2017 through March 31, 2017	US$	18.40	US$	15.20	43,846,200
April 3, 2017 through April 28, 2017	US$	17.23	US$	15.50	10,702,200
May 1, 2017 through May 31, 2017	US$	18.72	US$	15.98	11,321,600
June 1, 2017 through June 23, 2017	US$	24.32	US$	18.02	20,373,625

The following table sets forth, for the period indicated, the reported high and low market prices of our subordinate voting shares on the TSX in Canadian dollars.

	Price Per Subordinate voting share				Aggregate Monthly Trading Volume
	High		Low
Quarterly:
Fourth Quarter 2017 (From March 16, 2017)	C$	23.98	C$	20.32
Monthly:
March 16, 2017 through March 31, 2017	C$	23.98	C$	20.32	11,160,619
April 3, 2017 through April 28, 2017	C$	23.00	C$	20.75	1,767,581
May 1, 2017 through May 31, 2017	C$	25.47	C$	21.97	2,509,907
June 1, 2017 through June 23, 2017	C$	32.80	C$	24.26	4,824,641

On June 23, 2017, the last reported per share sale prices of our subordinate voting shares on the NYSE in the United States and the TSX in Canada were US$21.92 and C$29.00, respectively.

On June 1, 2017, we had 1 and 2 registered shareholders with addresses in the United States and Canada, respectively (which may include addresses of investment managers holding securities on behalf of non-U.S. or non-Canadian beneficial owners). 14,985,820 and 8,103,252 subordinate voting shares are held in the United States and Canada, respectively. Residents of the United States and Canada may beneficially own subordinate voting shares registered in the names of non-residents of the United States or Canada respectively, and non-U.S. residents and non-Canadian residents may beneficially own subordinate voting shares registered in the names of U.S. or Canadian residents respectively.

Dividend Policy

In December 2016 in connection with the Recapitalization, we made certain distributions on our then outstanding classes of common shares. See “Recapitalization.” Following completion of the offering, our board of directors does not currently intend to pay dividends on our subordinate voting shares or multiple voting shares. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Currently, the provisions of our senior secured credit facilities place certain limitations on the amount of cash dividends that our operating subsidiary can pay. See “Description of Indebtedness.”

Recapitalization and IPO

Recapitalization

On December 2, 2016, we completed a series of share capital and debt transactions (collectively, the “Recapitalization”) to simplify our share capital structure and return capital to our shareholders. The effect of these transactions is summarized as follows.

We entered into the Term Loan Facility (as defined below).

•	With the proceeds of the Term Loan Facility, we repaid our subordinated debt and accrued interest.

•	We amended our articles of incorporation to permit a share capital reorganization and effected a 1-for-10,000,000 split of our Class A common shares and a 1-for-10,000,000 split of our Class B common shares.

•	The proceeds of the Term Loan Facility were also used in connection with the Recapitalization to redeem certain outstanding shares, to make certain return of capital distributions on outstanding common shares, and to fund a secured, non-interest bearing loan to DTR LLC, an entity indirectly controlled by our President and Chief Executive Officer which was subsequently extinguished on January 31, 2017 by a settlement against the redemption of preferred shares issued in the Recapitalization.

•	We amended the terms of the company’s stock option plan and changed the terms of outstanding stock options to conform to the revised share capital terms.

•	At the conclusion of the Recapitalization, and after the redemption of all the Class D preferred shares on January 31, 2017, we had 100,000,000 Class A common shares and no preferred shares outstanding. As at March 31, 2017 there were stock options outstanding to purchase 5,810,777 subordinate voting shares at exercise prices ranging from $0.02 to $8.94 per share.

Initial public offering of shares of Canada Goose

Transactions taken to effect the IPO are summarized as follows:

•	On March 13, 2017 we further amended our articles of incorporation to redesignate its Class A common shares as multiple voting shares and to create a class of subordinate voting shares. All previously authorized classes of preferred shares were eliminated.

•	In connection with the IPO, 16,691,846 multiple voting shares were converted into subordinate voting shares. On March 21, 2017, we sold 6,308,154 subordinate voting shares at $17.00 per share, for net proceeds of $100.0 million and the principal shareholders sold 16,691,846 subordinate voting shares.

•	On March 21, 2017, we repaid $65.0 million of the outstanding balance owing on the Term Loan Facility and $35.0 million of the outstanding balance owing on the Revolving Facility.

•	As of March 31, 2017, we had 83,308,154 multiple voting shares, 23,088,883 subordinate voting shares and no preferred shares outstanding.

Capitalization

The following table sets forth our cash and capitalization at March 31, 2017, as follows:

•	on an actual basis; and

•	as adjusted to reflect (a) the conversion of multiple voting shares into subordinate voting shares by the principal selling shareholders and (b) the exercise of stock options by certain selling shareholders, and the payment of approximately $1.6 million in transaction expenses incurred in connection with this offering. The table assumes no exercise by the underwriters of their option to purchase additional shares.

You should read this table in conjunction with the information contained in “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

CAD $000s	Actual	As Adjusted
Cash	$9,678	$8,095

Long-term debt
Revolving Facility	8,713	8,713
Term Loan	151,581	151,581

Total debt	160,293	160,293
Shareholders’ equity:
Multiple voting shares, no par value; unlimited shares authorized and 83,308,154 shares issued and outstanding on an actual basis; 70,894,076 shares issued and outstanding on a pro forma basis	2,209	1,880
Subordinate voting shares, no par value; unlimited shares authorized and 23,088,883 shares issued and outstanding on an actual basis; 35,894,725 shares issued and outstanding on a pro forma basis	101,086	101,433
Contributed surplus	4,074	4,074
Retained earnings	40,101	38,501
Accumulated other comprehensive loss	(1,302)	(1,302)

Total shareholders’ equity	146,168	144,586

Total capitalization	$306,461	$304,879

Selected Historical Consolidated Financial Data

The following tables set forth our selected historical consolidated financial data. You should read the following selected historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the selected historical consolidated information for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS and are presented in thousands of Canadian dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

CAD $000s (except per share data)	Fiscal Year ended March 31, 2017	Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2015
Statement of Operations Data:
Revenue	403,777	290,830	218,414
Cost of sales	191,709	145,206	129,805

Gross profit	212,068	145,624	88,609
Selling, general and administrative expenses	164,965	100,103	59,317
Depreciation and amortization	6,601	4,567	2,623

Operating income	40,502	40,954	26,669
Net interest and other finance costs(1)	9,962	7,996	7,537

Income before income tax expense	30,540	32,958	19,132
Income tax expense	8,900	6,473	4,707

Net income	21,640	26,485	14,425
Other comprehensive loss	(610)	(692)	—

Total comprehensive income	21,030	25,793	14,425

Earnings per share
Basic	$0.22	$0.26	$0.14
Diluted	$0.21	$0.26	$0.14
Weighted average number of shares outstanding
Basic	100,262,026	100,000,000	100,000,000
Diluted	102,023,196	101,692,301	101,211,134

Other Data:
EBITDA(2)	48,914	46,870	30,063
Adjusted EBITDA(2)	81,010	54,307	37,191
Adjusted EBITDA Margin(3)	20.1%	18.7%	17.0%
Adjusted net income(2)	44,147	30,122	21,374
Adjusted net income per share	$0.44	$0.30	$0.21
Adjusted net income per diluted share	$0.43	$0.30	$0.21

(1)	Net interest and other finance costs consist of interest expense relating to our subordinated debt, which was refinanced in connection with the Recapitalization, as well as our Revolving Facility and prior credit facility. Interest expense associated with the subordinated debt represented $3,822 in fiscal 2017, $5,598 in fiscal 2016 and $5,398 in fiscal 2015.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for a reconciliation to the nearest IFRS measure.

(3)	See note 3 in “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

CAD $000s	As of March 31, 2017	As of March 31, 2016	As of March 31, 2015
Financial Position Information:
Cash	$9,678	$7,226	$5,918
Working capital(1)	98,954	104,751	64,793
Total assets	380,869	353,018	274,825
Total non-current liabilities	170,432	160,335	131,295
Shareholders’ equity	146,168	142,702	114,433

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for a reconciliation to the nearest IFRS measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results, performance and achievements could differ materially from those implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk Factors.” See “Cautionary Note Regarding Forward-Looking Statements.”

Our consolidated financial statements have been prepared in accordance with IFRS. All amounts are in Canadian dollars except where otherwise indicated. See “Basis of Presentation.”

Overview

Founded 60 years ago in a small Toronto warehouse, Canada Goose has grown into a highly coveted global outerwear brand. We are recognized for authentic heritage, uncompromised craftsmanship and quality, exceptional warmth and superior functionality. This reputation is decades in the making and is rooted in our commitment to creating premium products that deliver unrivaled functionality where and when it is needed most. Be it Canadian Arctic Rangers serving their country or an explorer trekking to the South Pole, people who live, work and play in the harshest environments on Earth have turned to Canada Goose. Throughout our history, we have found inspiration in these technical challenges and parlayed that expertise into creating exceptional products for any occasion. From research facilities in Antarctica and the Canadian High Arctic to the streets of Toronto, New York City, London, Paris, Tokyo and beyond, people have fallen in love with our brand and made it a part of their everyday lives.

We are deeply involved in every stage of our business as a designer, manufacturer, distributor and retailer of premium outerwear for men, women and children. This vertically integrated business model allows us to directly control the design and development of our products while capturing higher margins. As of March 31, 2017, our products are sold through select outdoor, luxury and online retailers and distributors in 37 countries, our e-commerce sites in Canada, the United States, the United Kingdom and France and two recently opened retail stores in Toronto and New York City.

Factors Affecting our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us and may pose risks and challenges, including those discussed below and in the “Risk Factors” section of this prospectus.

•	Market Expansion. Our market expansion strategy has been a key driver of our recent revenue growth and we have identified a number of additional high potential markets where we plan to continue to execute our expansion strategy. Across all of our markets, we plan to focus on increasing brand awareness, deepening our wholesale presence and rolling out our DTC channel as market conditions permit. We expect that marketing and selling expenses to support these initiatives will continue to grow in proportion to anticipated revenue growth.

•	Growth in our DTC Channel. We introduced our DTC channel in fiscal 2015 with the launch of our Canadian e-commerce store and have since established e-commerce stores in the United States, the U.K. and France. In the fall of 2016, we opened our first two retail stores in Toronto and in New York City and anticipate opening a select number of additional retail locations where we believe they can operate profitably, such as London and Chicago. In fiscal 2018 we are targeting opening a further seven e-commerce sites, with a long-term target of 15 to 20 e-commerce sites. In addition, in fiscal 2018 we are targeting opening three retail stores in new geographies.

•	New Products. The evolution of our heritage line of winter products and expansion of our product assortment across Spring, Fall and new product categories has contributed meaningfully to our performance and we intend to continue investing in the development and introduction of new products. We introduced a new Spring collection in stores in the fourth quarter of 2017 and we expect our new knitwear collection to be rolled out gradually over fiscal 2018 and 2019. As we introduce additional products, we expect that they will help mitigate the seasonal nature of our business and expand our addressable geographic market. We expect these products to be accretive to revenue, but carry a lower margin per unit than our Winter collection.

•	Seasonality. We experience seasonal fluctuations in our revenue and operating results and we historically have realized a significant portion of our revenue and earnings for the fiscal year during our second and third fiscal quarters. We generated 83.5%, 77.4%, and 78.1% of our revenues in the second and third fiscal quarters of fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Our business model also provides meaningful visibility into expected future revenues, with a significant majority of wholesale orders booked during the third and fourth fiscal quarters of the prior fiscal year. In addition, we typically experience net losses in the first and fourth quarters as we invest ahead of our most active season. Working capital requirements typically increase throughout our first and second fiscal quarters as inventory builds to support our peak shipping and selling period from August to November. Cash provided by operating activities is typically highest in our third quarter due to the significant inflows associated with our peak selling season. On an annual basis, changes that impact the gross margin are not significant. However, when these amounts are recorded in the first or fourth quarter, they can have a disproportionate impact on the quarterly results due to the low proportion of revenue recorded in the period.

•	Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2017, 2016 and 2015, we generated 52.2%, 54.6% and 49.3%, respectively, of our revenue in currencies other than Canadian dollars. Our sales outside of Canada also present an opportunity to strategically price our products to improve our profitability. As the vast majority of our wholesale revenue is derived from retailer orders made prior to the beginning of the fiscal year, we have a high degree of visibility into our anticipated future cash flows from operations. In addition, most of our raw materials are sourced outside of Canada, primarily in U.S. dollars.

Selling, General and Administrative (“SG&A”) costs are typically denominated in the currency of the country in which they are incurred. This extended visibility allows us to enter into foreign exchange forward contracts with respect to managing foreign currency exposure.

Segments

We report our results in two segments which are aligned with our sales channels: Wholesale and DTC. We measure each reportable operating segment’s performance based on revenue and segment operating income. Through our wholesale segment we sell to retail partners and distributors in 37 countries, as of March 31, 2017. Our DTC segment is comprised of online sales through our e-commerce sites to customers in Canada, the United States, the U.K. and France and, as of the third quarter of fiscal 2017, in retail stores to customers in Toronto and New York City.

Product variances including raw material inventory provisions are shared pro-rata within segments on the basis of units sold.

Our wholesale segment and DTC segment represented 71.5% and 28.5% of our total revenue, respectively, in fiscal 2017. For fiscal 2016, the wholesale segment and DTC segment contributed 88.6% and 11.4%, of the total revenue respectively and for fiscal 2015, the wholesale segment and DTC segment contributed 96.3% and 3.7% respectively. We expect this trend from wholesale towards DTC to continue as we roll out more retail stores and e-commerce sites.

The following table presents our revenue in each of our geographic segments over the past three fiscal years and CAGR over the three-year period:

CAD $000s	Fiscal year ended March 31,			Year-on-year growth		2015-2017
Geographic revenue:	2017	2016	2015	2017 vs. 2016	2016 vs. 2015	CAGR
Canada	155,103	95,238	75,725	59,865	19,513	43.1%
United States	131,891	103,413	56,990	28,478	46,423	52.1%
Rest of World	116,783	92,179	85,699	24,604	6,480	16.7%

	403,777	290,830	218,414	112,947	72,416	36.0%

The following table presents our retail store and e-commerce site presence at the end of each of the previous three fiscal years:

	Fiscal year ended March 31,
	2017	2016	2015
Retail stores	2	—	—
E-commerce sites	4	2	1

Total	6	2	1

Components of Our Results of Operations and Trends Affecting Our Business

Revenue

Revenue in our wholesale channel is comprised of sales to retail partners and distributors of our products. Wholesale revenue from the sale of goods, net of an estimate for sales returns, discounts and allowances, is recognized when the significant risks and rewards of ownership of the goods have passed to the retail partner or distributor which, depending on the terms of the agreement with the reseller, is either at the time of shipment from our third-party warehouse or upon arrival at the reseller’s facilities.

Revenue in our DTC channel consists of sales through our e-commerce operations and, beginning in the third quarter of fiscal 2017, in our retail stores. Revenue through e-commerce operations and retail stores are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns.

Gross Profit

Gross profit is our revenue less cost of sales. Cost of sales includes the cost of manufacturing our products, including raw materials, direct labour and overhead, plus in-bound freight, duty and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties. It also includes all costs incurred in the production, design, distribution and merchandise departments, as well as inventory provision expense. The primary drivers of our cost of sales are the costs of raw materials, which are sourced both in Canadian dollars and U.S. dollars, labour in Canada and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.

Over the past two fiscal years, our gross margin has improved as a result of an increase in sales attributable to our DTC channel, execution on our geographic expansion strategy, an increase in the average effective price of our products and favourable foreign exchange impacts. We expect to continue to improve gross margin in future periods as a result of expanding DTC sales and strategically increasing the pricing of our products at a rate that exceeds the expected increases in production costs.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses consist of selling costs to support our customer relationships and to deliver our product to our retail partners, e-commerce customers and retail stores. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations.

Selling costs generally correlate to revenue timing and therefore experience similar seasonal trends. As a percentage of sales, we expect these selling costs to increase as our business evolves. This increase is expected to be driven primarily by the growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores. The growth of our DTC channel is expected to be accretive to net income given the higher gross profit margin of our DTC channel which results from the opportunity to capture the full retail value of our products.

General and administrative expenses represent costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, share-based compensation and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. In addition, in connection with the IPO, we incurred transaction costs and stock compensation expenses and, we anticipate a significant increase in accounting, legal and professional fees associated with being a public company. Foreign exchange gains and losses are recorded in SG&A and comprise translation of assets and liabilities denominated in currencies other than the functional currency of the entity, including the term loan, mark-to-market adjustments on derivatives contracts, foreign exchange forward contracts, and realized gains on settlement of assets and liabilities.

Income Taxes

We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, the United States, Switzerland and the United Kingdom. Over the long-term, we target our annual effective income tax rate at approximately 25%.

Results of Operations

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers.

CAD $000s (except per share data)	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2016	$ Change
Statement of Operations Data:
Revenue	403,777	290,830	112,947
Cost of sales	191,709	145,206	46,503

Gross profit	212,068	145,624	66,444
Gross margin	52.5%	50.1%
Selling, general and administrative expenses	164,965	100,103	64,862
SG&A expenses as % of revenue	40.9%	34.4%
Depreciation and amortization	6,601	4,567	2,034

Operating income	40,502	40,954	(452)
Operating income as % revenue	10.0%	14.1%
Net interest and other finance costs	9,962	7,996	1,966

Income before income tax	30,540	32,958	(2,418)
Income tax expense	8,900	6,473	2,427

Effective tax rate	29.1%	19.6%
Net income	21,640	26,485	(4,845)
Other comprehensive loss	(610)	(692)	82

Total comprehensive income	21,030	25,793	(4,763)

Earnings per share
Basic	$0.22	$0.26	$(0.04)
Diluted	$0.21	$0.26	$(0.05)

Other Data(1)
EBITDA	48,914	46,870	2,044
Adjusted EBITDA	81,010	54,307	26,703
Adjusted EBITDA margin	20.1%	18.7%	1.4%
Adjusted net income	44,147	30,122	14,025
Adjusted net income per share	$0.44	$0.30	$0.14
Adjusted net income per diluted share	$0.43	$0.30	$0.13

(1)	EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income per share and Adjusted net income per diluted share are non-IFRS measures. See—“Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue

Revenue for fiscal 2017 increased by $112.9 million, or 38.8%, including the impact of unfavourable currency exchange rates of $8.1 million, compared to fiscal 2016. The strong growth was driven by an increase in revenue in all geographies, and by an increase in revenue in both our wholesale and in particular our DTC channels. On a constant currency basis, revenue increased by 41.6% for fiscal 2017 compared to fiscal 2016.

Revenue for the two business segments as well as discussion of the changes in each segment’s revenue from the prior fiscal year are provided below:

	For the fiscal year ended		$ Change	Foreign Exchange Impact	$ Change	% Change
CAD $000s	March 31, 2017	March 31, 2016	As reported		Constant Currency	As reported	Constant Currency
Revenue
Wholesale	288,540	257,807	30,733	(4,642)	35,375	11.9%	13.7%
Direct to consumer	115,237	33,023	82,214	(3,408)	85,622	249.0%	259.3%

Total revenue	403,777	290,830	112,947	(8,050)	120,997	38.8%	41.6%

Revenue in our wholesale channel was $288.5 million, an increase of $30.7 million or 11.9%, compared to fiscal 2016. The increase in revenue in our wholesale channel was driven primarily by sales of new products from our Spring and Fall collections to our retail partners, strong growth outside of North America and, to a lesser extent, by price increases of our products in certain geographies.

Revenue in our DTC channel was $115.2 million, an increase of $82.2 million or 249.0%, compared to fiscal 2016. The growth in revenue reflects strong performance from our e-commerce sites, including U.K. and France sites launched in the second quarter of fiscal 2017 and the full year of activity generated from our U.S. e-commerce site. DTC segment revenue was further buoyed by incremental sales generated from our first two retail stores opened in Toronto and New York in the third quarter of fiscal 2017.

Cost of Sales and Gross Profit

Gross profit and percentage of segment revenue, of gross margin for each of our two reportable segments are provided below:

	For the fiscal year ended
	March 31, 2017		March 31, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change
Revenue
Wholesale	288,540	71.5%	257,807	88.6%	30,733
Direct to consumer	115,237	28.5%	33,023	11.4%	82,214

	403,777	100.0%	290,830	100.0%	112,947
Cost of sales
Wholesale	163,459	56.7%	136,396	52.9%	27,063
Direct to consumer	28,250	24.5%	8,810	26.7%	19,440

	191,709	47.5%	145,206	49.9%	46,503
Gross profit
Wholesale	125,081	43.3%	121,411	47.1%	3,670
Direct to consumer	86,987	75.5%	24,213	73.3%	62,774

	212,068	52.5%	145,624	50.1%	66,444

Cost of sales for fiscal 2017 increased by $46.5 million, or 32.0%, compared to fiscal 2016. Gross profit was $212.1 million, representing a gross margin of 52.5%, compared with $145.6 million for fiscal 2016, representing a gross margin of 50.1%. The increase in gross margin was primarily attributable to a significant increase in DTC channel revenues and pricing increases across the globe, partially offset by a higher proportion of revenue in CAD, primarily in the DTC channel, a year-over-year decline in the GBP versus the CAD, and inventory adjustments throughout the year related to book-to-physical counts, cost adjustments, and a limited number of products that did not meet our quality standards that were removed from sellable inventory.

Cost of sales in our wholesale channel for fiscal 2017 was $163.5 million, an increase of $27.1 million, compared to fiscal 2016. Segment gross profit was $125.1 million, representing a segment gross margin of 43.3%, compared with $121.4 million for fiscal 2016, representing a segment gross margin of 47.1%. The decline in segment gross margin of 380 basis points was attributable primarily to the items described above related to foreign currencies and inventory adjustments, which was partially offset by pricing increases and lower product costs.

Cost of sales in our DTC channel for fiscal 2017 was $28.3 million, an increase of $19.4 million, compared to fiscal 2016. Segment gross profit was $87.0 million, representing a segment gross margin of 75.5%, compared with $24.2 million for fiscal 2016, representing a segment gross margin of 73.3%.The increase in segment gross profit and gross margin was attributable to higher segment revenue driven by incremental retail store revenue, a full fiscal year of an e-commerce site in the United States, the launch of e-commerce websites in France and the U.K. in September 2016, lower product costs in Canadian dollars, partially offset by higher raw materials costs sourced in U.S. dollars, and by the proportionate share of inventory provision items described above that related to DTC.

Selling, General and Administrative Expenses

SG&A expenses for fiscal 2017 increased by $64.9 million over the same period in fiscal 2016, or 64.8%, representing 40.9% of revenue compared to 34.4% of revenue for fiscal 2016. The overall increase in expenses was attributable to costs associated with operating retail stores, an increase in headcount and brand investment to support operational growth, new marketing initiatives and entry into new markets, establishing our new e-commerce sites, $10.0 million of transaction costs related to the IPO, $5.9 million of share-based compensation costs, and fees of $9.6 million incurred as a result of the termination of the Management Agreement (as defined below) with Bain Capital.

SG&A expenses in our wholesale channel for fiscal 2017 was $30.7 million, an increase of $3.7 million, compared to fiscal 2016, which represents 10.6% of segment revenue for fiscal 2017 compared to 10.5% of segment revenue for the fiscal 2016. The increase in segment costs was attributable to an increase in headcount as well as higher selling and operational expenditures to support wholesale growth initiatives and entry into new markets. The increase was partially offset by $3.1 million of expenses incurred in the comparable prior year period related to the termination of third party sales agents.

SG&A expenses in our DTC channel for fiscal 2017 was $27.5 million, an increase of $13.3 million compared to fiscal 2016, which represents 23.8% of segment revenue for fiscal 2017 compared to 42.8% of segment revenue for fiscal 2016. The increase in segment costs was attributable to increased revenue, establishing our new e-commerce sites in France and the U.K, maintaining our existing e-commerce sites and opening our two retail stores in the United States and Canada.

Operating Income and Margin

Operating income and margin for each of our two reportable segments are provided below.

	Fiscal Years ended
	March 31, 2017		March 31, 2016
CAD $000s	Operating Income	Operating Margin	Operating Income	Operating Margin	$ Change
Segment:
Wholesale	94,363	32.7%	94,366	36.6%	(3)
Direct to consumer	59,534	51.7%	10,081	30.5%	49,453

	153,897		104,447		49,450
Unallocated corporate expenses	113,395		63,493		49,902

Total operating income	40,502	10.0%	40,954	14.1%	(452)

Wholesale operating income remained flat, but operating margins decreased by 390 basis points in fiscal 2017, primarily due to weaker segment gross margins described above.

DTC operating income increased by $49.5 million resulting from strong performances of new retail stores and new and established e-commerce sites while operating margin increased by 2120 basis points.

Unallocated corporate expenses in fiscal 2017 increased by $49.9 million, and includes $10.0 million of IPO related transaction costs, $10.3 million of management fees including the termination fee paid in connection with our IPO and $5.9 million of share based compensation.

Net Interest and Other Finance Costs

Finance costs for fiscal 2017 increased by $2.0 million, or 24.6%, compared to fiscal 2016, primarily as a result of higher average borrowings of $221.5 million, compared to $147.5 million in fiscal 2016 year, a $3.9 million write off of deferred financing costs resulting from refinancing our previous credit facility and a $65.0 million repayment of the Term Loan Facility from proceeds of the IPO, partially offset by a lower interest rate. The repayment resulted in a permanent reduction in the interest rate margin of the loan and prospectively changed the estimated cash outflows. This required a revaluation of the carrying value of the Term Loan Facility using the original effective interest rate and revised cash flows and resulted in a gain of $5.9 million recorded in the fourth quarter of fiscal 2017.

Income Taxes

Income tax expense for fiscal 2017 was $8.9 million compared to $6.5 million for fiscal 2016. For fiscal 2017, the effective tax rate was 29.1% and varied from the statutory tax rate of 25.3%. For fiscal 2016, the effective tax rate was 19.6% versus the statutory tax rate of 25.3%.

The difference between the effective tax rate and the statutory tax rate for fiscal 2017 relates primarily to non-deductible stock compensation expenses of $5.7 million in fiscal 2017.

The difference between the effective tax rate and the statutory tax rate for fiscal 2016 relates primarily to the benefit of a one-time reversal of a deferred tax liability of $3.5 million pertaining to intercompany transactions in the second quarter of fiscal 2016.

Net Income

Net income for fiscal 2017 was $21.6 million compared with $26.5 million in fiscal 2016. The decrease of $4.8 million, or 18.3%, was primarily the result of the factors described above.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the below table and the discussion that follows have been calculated using rounded numbers.

CAD $000s (except per share data)	Fiscal year ended March 31, 2016	Fiscal year ended March 31, 2015	$ Change
Statement of Operations Data:
Revenue	290,830	218,414	72,416
Cost of sales	145,206	129,805	15,401

Gross profit	145,624	88,609	57,015
Gross margin	50.1%	40.6%
Selling, general and administrative expenses	100,103	59,317	40,786
SG&A expenses as % of revenue	34.4%	27.2%
Depreciation and amortization	4,567	2,623	1,944

Operating income	40,954	26,669	14,285
Operating income as % revenue	14.1%	12.2%
Net interest and other finance costs	7,996	7,537	459

Income before income tax	32,958	19,132	13,826
Income tax expense	6,473	4,707	1,766

Effective tax rate	19.6%	24.6%
Net income	26,485	14,425	12,060
Other comprehensive loss	(692)	—	(692)

Total comprehensive income	25,793	14,425	11,368

Earnings per share
Basic	$0.26	$0.14	$0.12
Diluted	$0.26	$0.14	$0.12

Other data:(1)
EBITDA	46,870	30,063	16,807
Adjusted EBITDA	54,307	37,191	17,116
Adjusted EBITDA margin	18.7%	17.0%	1.7%
Adjusted net income	30,122	21,374	8,748
Adjusted net income per share	$0.30	$0.21	$0.09
Adjusted net income per diluted share	$0.30	$0.21	$0.09

(1)	EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income per share, and Adjusted net income per diluted share are non-IFRS measures. See—“Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue

Revenue for fiscal 2016 increased by $72.4 million, or 33.2%, compared to fiscal 2015, driven by an increase in revenue in our wholesale channel and by growth in our DTC channel. The year on year increase includes a favourable impact from changes in currency exchange rates of $17.4 million. On a constant currency basis, revenue increased 25.2% for fiscal 2016 compared to fiscal 2015.

Revenues for the two business segments as well as discussion of the changes in each segment’s revenues from the prior fiscal year are provided below:

	For fiscal year ended		$ Change	Foreign Exchange Impact	$ Change	% Change
CAD $000s	March 31, 2016	March 31, 2015	As reported		Constant Currency	As reported	Constant Currency
Revenue
Wholesale	257,807	210,418	47,389	14,786	32,603	22.5%	15.5%
Direct to consumer	33,023	7,996	25,027	2,634	22,393	313.0%	280.1%

Total revenue	290,830	218,414	72,416	17,420	54,996	33.2%	25.2%

Revenue in our wholesale channel increased $47.4 million, or 22.5%, compared to fiscal 2015. The increase in revenue in our wholesale channel was primarily driven by additional product sales, sales of new products from our Spring and Fall collections to our retail partners and, to a lesser extent, by price increases on our products in certain geographies.

This increase in revenue was also due in part to the inclusion of a full year of performance from our Canadian e-commerce site and the launch of our U.S. e-commerce site in our DTC segment, representing a $25.0 million increase over fiscal 2015.

Cost of Sales and Gross Profit

Gross profit and margin for each of our two reportable segments are provided below:

	For the fiscal year ended
	March 31, 2016		March 31, 2015
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change
Revenue
Wholesale	257,807	88.6%	210,418	96.3%	47,389
Direct to consumer	33,023	11.4%	7,996	3.7%	25,027

	290,830	100.0%	218,414	100.0%	72,416
Cost of sales
Wholesale	136,396	52.9%	127,675	60.7%	8,721
Direct to consumer	8,810	26.7%	2,130	26.6%	6,680

	145,206	49.9%	129,805	59.4%	15,401
Gross profit
Wholesale	121,411	47.1%	82,743	39.3%	38,668
Direct to consumer	24,213	73.3%	5,866	73.4%	18,347

	145,624	50.1%	88,609	40.6%	57,015

Cost of sales for fiscal 2016 increased by $15.4 million, or 11.9%, compared to fiscal 2015, while gross profit was $145.6 million, representing a gross margin of 50.1%, compared with $88.6 million in fiscal 2015, representing a gross margin of 40.6%. The increase in gross profit was attributable to the growth in e-commerce revenue in our DTC channel as well as overall higher revenue in fiscal 2016. Additionally, gross profit was positively impacted by lower production costs, partially offset by an increase in raw materials costs sourced in U.S. dollars.

Cost of sales in our wholesale channel for fiscal 2016 increased by $8.7 million, or 6.8%, compared to fiscal 2015, while segment gross profit was $121.4 million, representing a segment gross margin of 47.1%, compared with $82.7 million in fiscal 2015, representing a segment gross margin of 39.3%. The increase in segment gross profit was attributable to the overall higher revenue in fiscal 2016. Additionally, segment gross profit was positively impacted by lower production costs, partially offset by an increase in raw materials costs sourced in U.S. dollars.

Cost of sales in our DTC channel for fiscal 2016 increased by $6.7 million, or 313.6%, compared to fiscal 2015, while segment gross profit was $24.2 million, representing a segment gross margin of 73.3%, compared with $5.9 million in fiscal 2015, representing a segment gross margin of 73.4%. The increase in segment gross profit was attributable to the growth in e-commerce revenue in our DTC channel, including the impact of having the U.S. e-commerce store open beginning in September of 2015, as well as overall higher revenue in fiscal 2016.

Selling, General and Administrative Expenses

SG&A expenses for fiscal 2016 increased by $40.8 million over fiscal 2015, or 68.8%, representing 34.4% of revenue in fiscal 2016, compared to 27.2% of revenue in fiscal 2015. The increase in expenses was attributable to an increase in headcount in both segments and our corporate office, and an increase in marketing expenses that were not allocated to a segment and were designed to support an overall investment in our brand and entry into new markets. The increase was also partially attributable to investments in our DTC channel associated with establishing our e-commerce sites and opening our retail stores. In addition, we incurred costs of $3.1 million in our wholesale segment associated with terminating third party sales agents which resulted in indemnities and other termination payments. Also included was $6.9 million of expenses relating to restructuring our international operations to Zug, Switzerland, including closing several offices across Europe, relocating personnel and incurring temporary office costs.

SG&A expenses in our wholesale channel for fiscal 2016 decreased by $10.1 million over fiscal 2015, or 27.2%, representing 10.5% of segment revenue in fiscal 2016 compared to 17.7% of segment revenue in fiscal 2015. The decrease was attributable to the increase in centralized marketing initiatives described above, offset by indemnities and termination payments for third party sales agents.

SG&A expenses in our DTC channel for fiscal 2016 increased by $12.7 million over fiscal 2015, or 920.4%, representing 42.8% of segment revenue in fiscal 2016 compared to 17.3% of segment revenue in fiscal 2015. The increase in expenses was attributable to an increase in headcount and brand investment in our DTC channel associated with establishing our e-commerce sites and opening our retail stores.

Operating Income and Margin

Operating income and margin for each of our two reportable segments are provided below.

	Fiscal Years ended
	March 31, 2016		March 31, 2015
CAD $000s	Operating Income	Operating Margin	Operating Income	Operating Margin	$ Change
Segment:
Wholesale	94,366	36.6%	45,577	21.7%	48,789
Direct to consumer	10,081	30.5%	4,481	56.0%	5,600

	104,447		50,058		54,389
Unallocated corporate expenses	63,493		23,389		40,104

Total operating income	40,954	14.1%	26,669	12.2%	14,285

Wholesale operating income increased in fiscal 2016 by $48.8 million and DTC operating income increased by $5.6 million primarily as a result of the increase in the respective segment’s gross margin for reasons described above. Unallocated corporate expenses increased by $40.1 million primarily to support the increase in revenues and for reasons described above.

Net Interest and Other Finance Costs

Finance costs increased by $0.5 million, or 6.1%, during fiscal 2016 primarily as a result of higher borrowings of $25.9 million used to finance working capital, partially offset by a lower interest rate.

Income Taxes

Income tax expense increased by $1.8 million during fiscal 2016 while the net income before taxes increased as compared to fiscal 2015. This is primarily as a result of a decrease in the effective tax rate from 24.6% for fiscal 2015 to 19.6% for fiscal 2016, together with the benefit of a one-time reversal of a deferred tax liability of $3.5 million relating to intercompany transactions during the three months ended September 30, 2015.

Net Income

Net income for fiscal 2016 was $26.5 million compared with $14.4 million in fiscal 2015. The increase of $12.1 million, or 83.6%, was primarily the result of the factors described above.

Quarterly Financial Information

CAD $000s (except per share data)	Fiscal 2017				Fiscal 2016
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	51,096	209,051	127,935	15,695	41,921	115,504	109,694	23,711
Net Income (Loss)	(23,431)	39,088	20,019	(14,036)	(9,202)	21,446	18,475	(4,234)
Basic Earnings (Loss) per Share	$(0.23)	$0.39	$0.20	$(0.14)	$(0.09)	$0.21	$0.18	$(0.04)
Diluted Earnings per Share	$(0.23)	$0.38	$0.20	$(0.14)	$(0.09)	$0.21	$0.18	$(0.04)

Eight Quarter Commentary on Trends

Net revenue in our wholesale segment is highest in the second and third quarters as we fulfill wholesale customer orders in time for the fall and winter retail seasons, and, in our DTC segment, in the third and fourth quarters when our DTC channel sales primarily occur. In addition, our net income is typically reduced or negative in the first and fourth quarters as we invest ahead of our peak selling season.

Revenue

Over the last eight quarters, revenue has been impacted by the following:

•	rollout of e-commerce in Canada in the second quarter of fiscal 2015, United States in the second quarter of fiscal 2016 and in the United Kingdom and France in the third quarter of fiscal 2017;

•	opening of retail stores in Toronto and New York City in the third quarter of fiscal 2017;

•	successful execution of pricing strategy across all segments;

•	shift in mix of revenue from wholesale to DTC;

•	shift in geographic mix of sales to increase sales outside of Canada;

•	fluctuation of the U.S. dollar, Pound Sterling and Euro relative to the Canadian dollar; and

•	timing of shipments to wholesale customers.

Net Income (loss)

Net income has been affected by the following factors over the last eight quarters:

•	impact of the items noted under “Revenue” above;

•	increase and timing of our investment in brand, marketing, and administrative support to support our wholesale expansion and DTC channel as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;

•	impact of foreign exchange on production costs;

•	higher average borrowings to address the growing magnitude of inventory needs and higher seasonal borrowings in the first, second and fourth quarters of each fiscal year to address the seasonal nature of revenue;

•	vesting of stock options;

•	transaction costs in relation to the IPO;

•	changes in senior management;

•	one-time fee of $9.6 million paid in the fourth quarter of fiscal 2017 to terminate our Management Agreement; and

•	consolidation of our international operations to Zug, Switzerland which included closing offices across Europe and terminating third party sales agents.

Non-IFRS Measures

In addition to our results determined in accordance with IFRS, we believe the following non-IFRS measures provide useful information both to management and investors in measuring the financial performance and financial condition of the Company for the reasons outlined below. These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other publicly traded companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS.

CAD$000s except per share data	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
EBITDA	48,914	46,870	30,063
Adjusted EBITDA	81,010	54,307	37,191
Adjusted EBITDA Margin	20.1%	18.7%	17.0%
Adjusted net income	44,147	30,122	21,374
Adjusted net income per share	$0.44	$0.30	$0.21
Adjusted net income per diluted share	$0.43	$0.30	$0.21
Constant Currency Revenue	411,827	273,410	211,361
Working Capital	98,954	104,751	N/A

Management uses these non-IFRS financial measures (other than Constant Currency Revenue and Working Capital) to exclude the impact of certain expenses and income that management does not believe are reflective of the company’s underlying operating performance and make comparisons of underlying financial performance between periods difficult. From time to time, the company may exclude additional items if it believes doing so would result in a more effective analysis of underlying operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are financial measures that are not defined under IFRS. We use these non-IFRS financial measures, and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. In particular, following the Acquisition, we have made changes to our legal and operating structure to better position our organization to achieve our strategic growth objectives which have resulted in outflows of economic resources. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for salaried employees. In addition, we believe EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are measures commonly used by investors to evaluate companies in the apparel industry. However, they are not presentations made in accordance with IFRS and the use of the terms EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income vary from others in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Constant Currency Revenue

We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses.

Working Capital

The working capital item is presented to provide additional information and is not defined under IFRS. Working Capital is defined as current assets minus current liabilities as noted per table below. This measurement should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. This information is intended to provide investors with information about the company’s liquidity; the company issues this information for the same purpose. See “—Financial Condition, Liquidity and Capital Resources—Financial Condition.”

The tables below illustrate a reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted Net Income for the periods presented:

CAD $000s	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2016	Fiscal year ended March 31, 2015
Net income	$21,640	$26,485	$14,425
Add the impact of:
Income tax expense	8,900	6,473	4,707
Net interest and other finance costs	9,962	7,996	7,537
Depreciation and amortization	8,412	5,916	3,394

EBITDA	48,914	46,870	30,063
Add the impact of:
Bain Capital management fees (a)	10,286	1,092	894
Transaction costs (b)	10,042	299	—
Purchase accounting adjustments (c)	—	—	2,861
Unrealized (gain)/loss on derivatives (d)	4,422	(4,422)	(138)
Unrealized foreign exchange gain on Term loan (e)	(102)	—	—
International restructuring costs (f)	175	6,879	1,038
Share-based compensation (g)	5,922	500	300
Agent terminations and other (h)	—	3,089	2,173
Non-cash rent expense (i)	1,351	—	—

Adjusted EBITDA	81,010	54,307	37,191

CAD $000s	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2016	Fiscal year ended March 31, 2015
Net income	21,640	26,485	14,425
Add the impact of:
Bain Capital management fees (a)	10,286	1,092	894
Transaction costs (b)	10,042	299	—
Purchase accounting adjustments (c)	—	—	2,861
Unrealized (gain)/loss on derivatives (d)	4,422	(4,422)	(138)
Unrealized foreign exchange gain on term loan (e)	(102)	—	—
International restructuring costs (f)	175	6,879	1,038
Share-based compensation (g)	5,922	500	300
Agent terminations and other (h)	—	3,089	2,173
Non-cash rent expense (i)	1,351	—	—
Amortization on intangible assets acquired by Bain Capital (j)	2,175	2,175	2,175
Non-cash revaluation of carrying value related to change in underlying interest rate (k)	(5,935)	—	—

Total adjustments	28,336	9,612	9,303
Tax effect of adjustments	(5,829)	(2,431)	(2,354)
Tax effect of one-time intercompany transaction (l)	—	(3,544)	—

Adjusted net income	44,147	30,122	21,374

(a)	Represents the amount paid pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital no longer receives management fees from the company.
(b)	In connection with the IPO, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.
(c)	In connection with the Acquisition, we recognized acquired inventory at fair value, which included a mark-up for profit. Recording inventory at fair value in purchase accounting had the effect of increasing inventory and thereby increasing the cost of sales in subsequent periods as compared to the amounts we would have recognized if the inventory was sold through at cost. The write-up of acquired inventory sold represents the incremental cost of sales that was recognized as a result of purchase accounting. The last of this inventory was sold in fiscal 2015.
(d)

Represents unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows will occur is more appropriate.
(e)	Represents non-cash unrealized gains on the translation of the Term Loan Facility from USD to CAD.
(f)	Represents expenses incurred to establish our European headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.
(g)	Represents non-cash share-based compensation expense. Adjustments in fiscal 2017 reflect management’s estimate that certain tranches of outstanding option awards will vest.
(h)	Represents accrued expenses related to termination payments to be made to our third party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.
(i)	Represents non-cash amortization charges during pre-opening periods for new store leases.
(j)	As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which has a useful life of four years, and will expire in the third quarter of fiscal 2018.
(k)	We repaid the Term Loan Facility using a portion of the proceeds of the IPO, which resulted in a change to our prospective underlying interest rate and caused a remeasurement of the carrying value of the debt by calculating the net present value using the revised estimated cash flows for both the repayment and change in interest rate and original effective interest rate. The result was a non-cash gain of $5.9 million recorded in net interest and other finance costs.
(l)	During fiscal 2016, we entered into a series of transactions whereby our wholly-owned subsidiary, Canada Goose International AG, acquired the global distribution rights to our products. As a result, there was a one-time tax benefit of $3.5 million recorded during the year.

Constant Currency Revenue. Because we are a global company, the comparability of our revenue reported in Canadian Dollars is also affected by foreign currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the Canadian Dollar. These rate fluctuations can have a significant effect on our reported results. As such, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current year and prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the average exchange rate over the respective period as measured by the Bank of Canada.

CAD $000s	Actual			In Constant Currency
Revenue			% Change		% Change

For the fiscal years ended March 31:	2017	2016		2017

	403,777	290,830	38.8%	411,827	41.6%

	2016	2015		2016

	290,830	218,414	33.2%	273,410	25.2%

For the three months ended March 31:	2017	2016		2017

	51,096	41,921	21.9%	53,254	27.0%

	2016	2015		2016

	41,921	18,778	123.2%	40,311	114.7%

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Financial condition

The following table represents our working capital position as at March 31, 2017 and March 31, 2016:

CAD $000’s	March 31, 2017	March 31, 2016	$ Change
Current assets	163,223	154,732	8,491
Current liabilities	64,269	49,981	14,288

Working capital	98,954	104,751	(5,797)

As at March 31, 2017, we had $9.7 million of cash and $99.0 million of working capital, which is current assets minus current liabilities, compared with $7.2 million of cash and $104.8 million of working capital as at March 31, 2016. The $5.8 million decrease in our working capital was primarily due to a $7.7 million decrease in accounts receivables and a $19.8 million increase in accounts payable and accrued liabilities offset by $6.0 million increase in inventory, a $3.5 million increase in other assets and a $11.4 million reduction in income taxes payable. Working capital is significantly impacted by the seasonal trends of our business and has been further impacted in recent quarters by the opening of our retail stores.

We expect that our cash on hand and cash flows from operations, along with our Revolving Facility with unused liquidity of $141.3 million as at March 31, 2017 will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash flows

The Company’s consolidated statement of cash flows for the fiscal year ended March 31, 2017 compared to March 31, 2016 and for the fiscal year ended March 31, 2016 compared to March 31, 2015 are noted below:

CAD $000s	Year ended March 31, 2017	Year ended March 31, 2016	Change	Year ended March 31, 2016	Year ended March 31, 2015	Change
Total cash provided by (used in):
Operating activities	39,330	(6,442)	45,772	(6,442)	4,960	(11,402)
Investing activities	(26,979)	(21,842)	(5,137)	(21,842)	(7,263)	(14,579)
Financing activities	(9,899)	29,592	(39,491)	29,592	4,951	24,641
Increase (decrease) in cash	2,452	1,308	1,144	1,308	2,648	(1,340)
Cash, end of period	9,678	7,226	2,452	7,226	5,918	1,308

Our primary need for liquidity is to fund working capital requirements of our business, capital expenditures, debt service and for general corporate purposes. Our primary source of liquidity is funds generated by operating activities. We also use our asset-backed Revolving Facility as a source of liquidity for short-term working capital needs over our annual operating cycle. Our ability to fund our operations, to make planned capital expenditures, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Cash generated from operations are significantly impacted by the seasonality of our business, with a disproportionate amount of our operating cash generally coming in the second and third fiscal quarters of each fiscal year. As a result, historically, we have had higher balances under our revolving credit facilities in the first and fourth fiscal quarters and lower balances in the second and third fiscal quarters.

Cash flows from operating activities

Cash flows generated in operating activities increased from $6.4 million used in fiscal 2016 to $39.3 million generated for fiscal 2017. This period-over-period increase in cash generated from operating activities of $45.8 million was primarily due to a lower use of cash in working capital by $57.7 million, offset by lower net income, higher income tax installments and interest payments.

Cash used in operating activities was $6.4 million in fiscal 2016 compared to cash flows provided by operating activities of $5.0 million in fiscal 2015. The year-over-year decrease of $11.4 million in operating cash inflows was primarily due to an increase in inventory of $49.7 million to support significantly higher sales volumes and preparation for the launch of our e-commerce store in the United States. The aforementioned increase was partially offset by an increase in net income of $12.1 million, as well as increases in accounts payable and accrued liabilities.

Cash flows from investing activities

The year-over-year increase in cash outflows from investing activities during fiscal 2017 of $5.1 million was primarily due to increased activity in the DTC channel as the company prepared for retail store openings in Toronto, New York City and London and opened e-commerce sites in the U.K. and France.

Investments in the comparable period in fiscal 2016 consisted of expenditures related to operating capacity at our manufacturing facilities. We anticipate that these investments will remain consistent as a percentage of revenue as we expand our DTC channel.

The year-over-year increase in cash outflows of $14.6 million in fiscal 2016 compared to fiscal 2015 was primarily due to increased investments in property and equipment to increase production capacity and in retail store and e-commerce assets, as well as investments in intangible assets related to ERP software.

Cash flows from financing activities

Cash flows from financing activities decreased by $39.5 million year-over-year in fiscal 2017. In the third quarter of fiscal 2017, the $212.6 million net proceeds from the Term Loan Facility were used to repay subordinated debt and return capital to shareholders, for a net increase in cash of $8.0 million, and in the fourth quarter of fiscal 2017, the $100.0 million of net proceeds from the IPO were used to pay down $35.0 million of the Revolving Facility and $65.0 million of the Term Loan Facility for a net decrease of $1.9 million.

The $24.6 million increase in fiscal 2016 compared to fiscal 2015 was primarily driven by an increase in borrowings under our credit facility used to finance working capital.

Indebtedness

The following table presents our net debt position as at March 31, 2017 and March 31, 2016.

	March 31, 2017	March 31, 2016	$ Change
CAD $000’s
Cash and cash equivalents	9,678	7,226	2,452
Short term debt	—	(1,250)	1,250
Revolving facility	(6,642)	—	(6,642)
Term loan facility	(139,447)	—	(139,447)
Credit facility	—	(52,944)	52,944
Subordinated debt	—	(85,306)	85,306

Net debt position	(136,411)	(132,274)	(4,137)

Revolving Facility

On June 3, 2016, Canada Goose and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into a senior secured asset-based revolving credit facility (the “Revolving Facility”), with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders, which matures in 2021. The Revolving Facility has commitments of $150.0 million with a seasonal increase of up to $200.0 million during the peak season from June 1 through November 30. In addition, the Revolving Facility includes a letter of credit sub-facility of $25.0 million. All obligations under the Revolving Facility are unconditionally guaranteed by the company and, subject to certain exceptions, our U.S., Swiss, U.K. and Canadian subsidiaries. The Revolving Facility provides for customary events of default.

Loans under the Revolving Facility, at our option may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBOR Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.

A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then applicable Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of $1,000 per month.

The Revolving Facility contains financial and non-financial covenants which could impact the company’s ability to draw funds. At March 31, 2017 and during the period, the company was in compliance with all covenants.

The proceeds from the IPO on March 21, 2017 were partly used to pay down $35.0 million of the Revolving Facility.

As of March 31, 2017, we had $8.7 million outstanding under the Revolving Facility. Amounts under the Revolving Facility may be borrowed, repaid and re-borrowed to fund our general corporate purposes and are available in Canadian dollars, U.S. dollars, and Euros and, subject to an aggregate cap of $40.0 million, such other currencies as are approved in accordance with the credit agreement governing the Revolving Facility.

Term Loan Facility

General

On December 2, 2016, in connection with the Recapitalization, the company and Canada Goose Inc. entered into a senior secured term loan facility (the “Term Loan Facility”), with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders, which matures in 2021. All obligations under the Term Loan Facility are unconditionally guaranteed by the company and, subject to certain exceptions, our U.S., U.K. and Canadian subsidiaries. The Term Loan Facility provides for customary events of default.

The interest rate on the term loans outstanding under the Term Loan Facility is the LIBOR Rate (subject to a minimum rate of 1.00% per annum) plus an Applicable Margin of 4.00%. The term loans can also be maintained as ABR Loans which bear interest at ABR plus an Applicable Margin which is 1.00% less than that for LIBOR loans.

The proceeds from the IPO on March 21, 2017 were partly used to pay down $65.0 million of the term loan under the Term Loan Facility.

The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants which could impact the company’s ability to draw funds. As at March 31, 2017 and during the period, the company was in compliance with all covenants.

As of March 31, 2017, we had approximately $151.6 million aggregate principal amount of term loans outstanding under the Term Loan Facility. Amounts prepaid or repaid under the Term Loan Facility may not be re-borrowed.

Contractual Obligations

The following table summarizes certain of our significant contractual obligations and other obligations as at March 31, 2017:

	Fiscal year ended March 31
CAD $000s	2018	2019	2020	2021	2022	Thereafter	Total
Revolving facility	—	—	—	—	8,713	—	8,713
Term loan facility	—	—	—	—	151,581	—	151,581
Interest commitments relating to long-term debt	7,880	7,880	7,880	7,880	5,103	—	36,623
Foreign exchange forward contracts	481	—	—	—	—	—	481
Accounts payable and accrued liabilities	58,223	—	—	—	—	—	58,223
Operating leases	12,050	12,819	12,985	13,139	13,256	56,812	121,061
Pension obligation	—	—	—	—	—	1,036	1,036

Total contractual obligations	78,634	20,699	20,865	21,019	178,653	57,848	377,718

As at March 31, 2017, we had additional long-term liabilities which included provisions for warranty, agent termination fees, sales returns, and asset retirement obligations, and deferred income tax liabilities. These long term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign exchange.

Foreign currency exchange risk

Our Consolidated Financial Statements are expressed in Canadian dollars, however a portion of the company’s net assets are denominated in U.S. dollars, Euro, Pounds Sterling, and Swiss Francs, through its foreign operations in the U.S. and Switzerland. Net monetary assets denominated in currencies other than CAD, that are held in entities with CAD functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.

We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net earnings by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact. During fiscal 2017 and 2016, we entered into derivative instruments in the form of forward contracts to manage the majority of our current and anticipated exposure to fluctuations in the U.S. dollar, Pound Sterling, Euro, and Swiss Francs exchange rates for purchases.

Amounts borrowed under the Term Loan Facility are denominated in U.S. dollars. Based on our outstanding balance of $151.6 million under the Term Loan Facility as at March 31, 2017, a 1.0% depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our net income (loss) of $1.5 million solely as a result of that exchange rate fluctuation’s effect on such debt.

We may enter into foreign currency forward exchange contracts and options to reduce fluctuations in our long or short currency positions relating primarily to capital expenditures, accounts receivable, purchase commitments, interest coupon payments, raw materials and finished goods denominated in foreign currencies.

A summary of foreign currency forward exchange contracts and the corresponding amounts as at March 31, 2017 contracted forward rates is as follows:

(000s)	Contract Amount	Primary Currencies
Forward exchange contract to purchase currency	CHF 6,600 US$26,250 €1,900 £1,150	Swiss Francs U.S. Dollars Euros Pounds Sterling
Forward exchange contract to sell currency	US$31,700 €21,620 £14,675	U.S. Dollars Euros Pounds Sterling

Interest rate risk

We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Revolving Facility and Term Loan Facility. As at March 31, 2017, we had $8.7 million outstanding under our Revolving Facility with a weighted average interest rate of 3.45% and outstanding debt under our Term Loan Facility of $151.6 million which currently bears interest at 5.00%. Based on the outstanding borrowings under the Revolving Facility during fiscal 2017, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.8 million in the year. Correspondingly, a 1.00% increase in the Term Loan Facility rate under our Term Loan Facility would have increased interest expense by an additional $0.7 million. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Consolidated Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Consolidated Financial Statements.

Revenue recognition. Wholesale revenue from the sale of goods to third party resellers, net of an estimated allowance for sales returns, is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller, which is as soon as the products have been shipped to the reseller and there is no continuing management involvement or obligation affecting the acceptance of the goods. The Company, at its discretion may cancel all or a portion of any firm wholesale sales order. We are therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are included in accrued liabilities in the statement of financial position. Revenue through e-commerce operations and retail stores are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns. Management bases its estimates on historical results, taking into consideration the type of customer, transaction, and specifics of each arrangement. Our policy is to sell merchandise thorough the DTC channel with a limited right to return, typically within thirty days. Accumulated experience is used to estimate and provide for such returns.

Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to utilize estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.

We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.

Impairment of non-financial assets (goodwill, intangible assets, and property and equipment). Management is required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines value-in-use by using estimates including projected future revenues, earnings, working capital and capital investment consistent with strategic plans presented to the board of directors of the company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Income and other taxes. Current and deferred income taxes are recognized in the consolidated statements of income and comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the company operates.

Functional currency. Items included in the consolidated financial statements of the company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is our functional currency and the presentation currency.

Financial instruments. Financial assets and financial liabilities are recognized when the company becomes a party to the contractual provisions of the financial instrument.

We enter into financial instruments with highly-rated creditworthy institutions and instruments with liquid markets and readily-available pricing information.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below.

a.	Non-derivative financial assets

Non-derivative financial assets include cash and trade receivables and are classified as loans and receivables and measured at amortized cost. The Company initially recognizes receivables and deposits on the date that they are originated. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

b.	Non-derivative financial liabilities

Non-derivative financial liabilities include accounts payable, accrued liabilities, revolving facility, term loan, credit facility and subordinated debt. The Company initially recognizes debt instruments issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

c.	Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and effective as a hedging instrument. When a derivative financial instrument, including an embedded derivative, is not designated and effective in a qualifying hedge relationship, all changes in its fair value are recognized immediately in the statement of income; attributable transaction costs are recognized in the statement of income as incurred. The Company does not use derivatives for trading or speculative purposes.

Embedded derivatives are separated from a host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

d.	Hedge accounting

The Company is exposed to the risk of currency fluctuations and has entered into currency derivative contracts to hedge its exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. The Company also documents its assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The fair value of a hedging derivative is classified as a current asset or liability when the maturity of the hedged item is less than twelve months, and as a non-current asset of liability when the maturity of the hedged item is more than twelve months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in other comprehensive income are transferred to the statement of income in the periods when the hedged item affects earnings. When a forecast transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts previously recognized in other comprehensive income are reclassified and included in the initial measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statement of income.

Share-based payments. Share-based payments are valued based on the grant date fair value of these awards and we record compensation expense over the corresponding service period. The fair value of the share-based payments is determined using acceptable valuation techniques, which incorporate the company’s discounted cash flow estimates and other market assumptions. There are two types of stock options outstanding: Service-vested options are time based and generally vest over 5 years of service. Performance-based and exit event options vest upon attainment of performance conditions and the occurrence of an exit event. The compensation expense related to the options is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of such exit event is probable.

Warranty. The critical assumptions and estimates used in determining the warranty provision at the balance sheet date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement and risk-free rate used to discount the provision to present value. We update our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.

Trade receivables. We do not have any customers which account for more than 10% of sales or accounts receivable. We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. To mitigate this risk, management has entered into an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers based on a total deductible of fifty thousand dollars. Since we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance might be required. In the event we determine that a smaller or larger allowance is appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which such a determination is made.

Internal Control Over Financial Reporting

As previously disclosed in our Registration Statement on Form F-1 (File No. 333-216078), which was declared effective by the SEC on March 15, 2017, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis. Prior to the IPO, we did not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including inventory costing and business combinations. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.

We have taken steps to address these material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have engaged external advisors to provide assistance in the areas of information technology, internal controls over financial reporting, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weaknesses identified. See—“Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2017.

Standards issued and adopted

In December 2014, the IASB issued Disclosure Initiative Amendments to IAS 1, “Presentation of Financial Statements” as part of the IASB’s Disclosure Initiative. These amendments encourage entities to apply professional judgment regarding disclosure and presentation in their financial statements. These amendments were effective for annual periods beginning on or after January 1, 2016 and have been applied prospectively. There was no significant impact on the company’s consolidated financial statements as a result of the implementation of these amendments.

Standards issued but not yet effective

Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the company. Management anticipates that all of the pronouncements will be adopted in the company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations that are expected to be relevant to the company’s financial statements is provided below.

In January 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), replacing IAS 17, “Leases” and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, “Revenue from contracts with customers”. IFRS 15 replaces the detailed guidance on revenue recognition requirements that currently exists under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In July 2014, the IASB issued the final version of IFRS 9, “Financial Instruments”, (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, “Financial Instruments: Recognition and Measurement,” and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting. The Standard also introduces new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Amendments to IAS 7, “Statement of Cash Flows” (“IAS 7”) were issued by the IASB in January 2016. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In January 2016, the IASB issued amendments to IAS 12, “Income Taxes”, to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year beginning on or after January 1, 2017. The Company is currently assessing the impact of these amendments on its consolidated financial statements.

In June 2016, the IASB issued an amendment to IFRS 2, “Share-based Payment”, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of these amendments on its consolidated financial statements.

JOBS Act

We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Because IFRS standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

Business

Canada Goose

Founded 60 years ago in a small Toronto warehouse, Canada Goose has grown into a highly coveted global outerwear brand. We are recognized for authentic heritage, uncompromised craftsmanship and quality, exceptional warmth and superior functionality. This reputation is decades in the making and is rooted in our commitment to creating premium products that deliver unrivaled functionality where and when it is needed most. Be it Canadian Arctic Rangers serving their country or an explorer trekking to the South Pole, people who live, work and play in the harshest environments on Earth have turned to Canada Goose. Throughout our history, we have found inspiration in these technical challenges and parlayed that expertise into creating exceptional products for any occasion. From research facilities in Antarctica and the Canadian High Arctic to the streets of Toronto, New York City, London, Paris, Tokyo and beyond, people have fallen in love with our brand and made it a part of their everyday lives.

We are deeply involved in every stage of our business as a designer, manufacturer, distributor and retailer of premium outerwear for men, women and children. This vertically integrated business model allows us to directly control the design and development of our products while capturing higher margins. As of March 31, 2017, our products are sold through select outdoor, luxury and online retailers and distributors in 37 countries, our e-commerce sites in Canada, the United States, the United Kingdom and France, and two recently opened retail stores in Toronto and New York City.

The power of our business model and our ability to profitably scale our operations are reflected in our financial performance. In fiscal 2017, we had revenue of $403.8 million, gross profit of $212.1 million, which represented gross margin of 52.5%, net income of $21.6 million, Adjusted EBITDA of $81.0 million, Adjusted EBITDA Margin of 20.1% and Adjusted Net Income of $44.1 million. We grew our revenue at a 36.0% compound annual growth rate (“CAGR”), net income at a 22.5% CAGR and Adjusted EBITDA at a 47.6% CAGR from fiscal 2015 to fiscal 2017, while expanding our gross margin from 40.6% to 52.5% and our Adjusted EBITDA Margin from 17.0% to 20.1% over the same period. For additional information regarding Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS measures, including a reconciliation of these non-IFRS measures to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

Our Competitive Strengths

We believe that the following strengths are central to the power of our brand and business model.

Authentic brand. For decades, we have helped explorers, scientists, athletes and film crews embrace the elements in some of the harshest environments in the world. Our stories are real and are best told through the unfiltered lens of Goose People, our brand ambassadors. The journeys, achievements and attitudes of these incredible adventurers embody our core belief that greatness is out there and inspire our customers to chart their own course.

Uncompromised craftsmanship. Leveraging decades of experience, field testing and obsessive attention to detail, we develop superior functional products. Our expertise in matching our technical fabrics with the optimal blends of down enables us to create warmer, lighter and more durable products across seasons and applications. The commitment to superior quality and lasting performance that initially made us renowned for warmth now extends into breathability and protection from wind and rain.

Beloved and coveted globally. We offer outerwear with timeless style for anyone who wants to embrace the elements. From the most remote regions of the world to major metropolitan centres, we have successfully broadened our reach beyond our arctic heritage to outdoor enthusiasts, urban explorers and discerning consumers globally. Our deep connection with our customers is evidenced by their brand loyalty. Consumer surveys conducted on our behalf in 2016 show that 82% of customers say they love their Canada

Goose jackets and 84% of customers indicate that, when making their next premium outerwear purchase, they would likely repurchase Canada Goose. These results are among the highest in our industry based on this survey.

Proudly made in Canada. Our Canadian heritage and commitment to local manufacturing are at the heart of our business and brand. While many companies in our industry outsource to offshore manufacturers, we are committed to aggressively investing in producing premium, high quality products in Canada, the country from which we draw our inspiration. We believe our Canadian production facilities and craftspeople have set us apart on the international stage and in the minds of our customers.

Flexible supply chain. We directly control the design, innovation, development, engineering and testing of our products, which we believe allows us to achieve greater operating efficiencies and deliver superior quality products. We manage our production through a combination of in-house manufacturing facilities and long-standing relationships with Canadian third party sub-contractors. Our flexible supply chain gives us distinct advantages including the ability to scale our operations, adapt to customer demand, shorten product development cycles and achieve higher margins.

Multi-channel distribution. Our global distribution strategy allows us to reach customers through two distinct, brand-enhancing channels. In our wholesale channel, which as of March 31, 2017 extends into 37 countries, we carefully select the best retail partners and distributors to represent our brand in a manner consistent with our heritage and growth strategy. As a result, our retail partnerships include best-in-class outdoor, luxury and online retailers. Through our fast growing DTC channel, which includes our e-commerce sites in four countries and two recently opened retail stores, we are able to more directly control the customer experience, driving deeper brand engagement and loyalty, while also realizing more favorable margins. We employ product supply discipline across both of our channels to manage scarcity, preserve brand strength and optimize profitable growth for us and our retail partners.

Passionate and committed management team. Through steady brand discipline and a focus on sustainable growth, our management team has transformed a small family business into a global brand. Dani Reiss, our President and Chief Executive Officer, has worked in almost every area of our company and successfully developed our international sales channels prior to assuming the role of CEO in 2001. Mr. Reiss has assembled a team of seasoned executives from diverse and relevant backgrounds who draw on an average of over 15 years’ experience working with a wide range of leading global companies including Marc Jacobs, New Balance, Nike, Patagonia, Ralph Lauren, McKinsey, UFC and Red Bull. Their leadership and passion have accelerated our evolution into a three season lifestyle brand and the rollout of our DTC channel.

Our Growth Strategies

We have built a strong foundation as Canada Goose has evolved into a highly coveted global outerwear brand. Over the past three fiscal years, we have grown our revenue at a 36.0% CAGR, net income at a 22.5% CAGR and Adjusted EBITDA at a 47.6% CAGR. We have also expanded our gross margin from 40.6% to 52.5% and our Adjusted EBITDA Margin from 17.0% to 20.1% over the same period while concurrently making significant long-term investments in our human capital, production capacity, brand building and distribution channels. Leveraging these investments and our proven growth strategies, we will continue to aggressively pursue our substantial global market opportunity.

Execute our proven market development strategy. As we have grown our business, we have developed a successful framework for entering and developing our markets by increasing awareness and broadening customer access. We intend to continue executing on the following tactics as we further penetrate our markets globally:

Introduce and strengthen our brand. Building brand awareness among potential new customers and strengthening our connections with those who already know us will be a key driver of our growth. While our brand has achieved substantial traction globally and those who have experienced our products demonstrate strong loyalty, our presence is relatively nascent in many of our markets. According to an August 2016 consumer survey conducted on our behalf, the vast majority of consumers outside of Canada are not aware of Canada Goose. Through a combination of the organic, word-of-mouth brand building that has driven much of our success to date and a more proactive approach to reaching new audiences through traditional channels, we will continue to introduce the Canada Goose brand to the world.

Enhance our wholesale network. We intend to continue broadening customer access and strengthening our global foothold in new and existing markets by strategically expanding our wholesale network and deepening current relationships. In all of our markets, we have an opportunity to increase sales by adding new wholesale doors and increasing volume in existing retailers. Additionally, we are focused on strengthening relationships with our retail partners through broader offerings, exclusive products and shop-in-shop formats. We believe our retail partners have a strong incentive to showcase our brand as our products drive customer traffic and consistent full-price sell-through in their stores.

Accelerate our e-commerce-led Direct to Consumer rollout. Our DTC channel serves as an unfiltered window into our brand which creates meaningful relationships and direct engagement with our customers. This drives opportunities to generate incremental revenue growth and capture full retail margin. We have rapidly grown our DTC sales to $115.2 million in fiscal 2017, which represented 28.5% of our consolidated revenue. We recently launched new online storefronts in the United Kingdom and France and plan to continue introducing online stores in new markets. In May 2017, we announced our intention to open seven additional e-commerce sites in Germany, Sweden, Netherlands, Ireland, Belgium, Luxembourg and Austria.

Our e-commerce platform is complemented by our two recently opened retail stores, which opened ahead of the 2016 holiday season in Yorkdale Shopping Centre in Toronto and Soho in New York City. Our retail stores exceeded our expectations and established themselves as retail destinations, with visits from local consumers and tourists from 31 countries in the first six months. We intend to open a select number of additional retail locations in major metropolitan centres and premium outdoor destinations where we believe they can operate profitably, including London and Chicago in fiscal 2018. We expect to open an additional three flagship locations in fiscal 2018, including London and Chicago, both of which are expected to open their doors to customers in the third quarter.

Strengthen and expand our geographic footprint. We believe there is an opportunity to increase penetration across our existing markets and selectively enter new regions. Although the Canada Goose brand is recognized globally, our recent investments have been focused on North America and have driven exceptional growth in Canada and the United States. Outside of Canada and the United States (“Rest of World”), we have identified an opportunity to accelerate our momentum utilizing our proven growth framework. The following table presents our revenue in each of our geographic segments over the past three fiscal years:

(in CAD $millions)	Fiscal year ended March 31,			‘15 – ‘17
	2015	2016	2017	CAGR
Canada	75.7	95.2	155.1	43.1%
United States	57.0	103.4	131.9	52.1%
Rest of World	85.7	92.2	116.8	16.7%

Total	218.4	290.8	403.8	36.0%

Canada. While we have achieved high brand awareness in Canada, we continue to experience strong penetration and revenue growth driven primarily by expanding access and product offerings. After developing a strong wholesale footprint, we successfully launched our Canadian e-commerce platform in August 2014 and opened our first retail store in Toronto in October 2016. We expect to further develop our presence through increased strategic marketing activities, deeper relationships with our retail partners and continued focus on our DTC channel. Additionally, we intend to continue broadening our product offering, to make Canada Goose a bigger part of our customers’ lives.

United States. As we continue to capture the significant market opportunity in the United States, our focus is on increasing brand awareness to a level that approaches what we have achieved in Canada. According to an August 2016 consumer survey conducted on our behalf, aided brand awareness in the United States is 16% as compared to 76% in Canada. Our market entry has been staged on a regional basis, with the bulk of our investments and wholesale penetration concentrated in the Northeast, where our aided brand awareness is 25% and as high as 46% in Boston and New York City. This has been the primary driver of our historical growth and momentum in the U.S. and we continue to generate strong growth in the region. Building on this success, we launched our national e-commerce platform in September 2015, opened our first retail store in New York City in November 2016 and announced a second retail store to be opened in Chicago in fiscal 2018. We believe there is a large white space opportunity in other regions such as the Mid-Atlantic as well as the Midwest, where our aided brand awareness is currently 18%, and West, where our aided brand awareness is 14% and as high as 26% in metropolitan markets such as Denver and San Francisco. As we sequentially introduce our brand to the rest of the country, we are focused on expanding our wholesale footprint, including executing our shop-in-shop strategy and continuing to deliver a broader three season product assortment to our partners.

Rest of World. We currently generate sales in every major Western European market and, while this is where the brand first achieved commercial success, we believe there are significant opportunities to accelerate these markets to their full potential. In the United Kingdom and France in particular, we have achieved strong traction through our retail partnerships, but have yet to fully extend our wholesale network and are only in the initial phase of executing on our shop-in-shop strategy. In both markets, we launched our e-commerce platforms in September 2016 and intend to establish our owned retail presence in the near future, including in our first European retail store in London to be opened in fiscal 2018. While the United Kingdom and France are our most developed European markets, we have identified a number of markets with significant near-term development potential, such as Germany, Italy and Scandinavia. We intend to further establish our European presence through opening e-commerce sites in fiscal 2018 in Ireland, Germany, Austria, Belgium, the Netherlands, Luxembourg and Sweden.

Outside of Europe, our most established markets are Japan and Korea. Over the past decade, we have grown successfully in Japan and, in both Japan and Korea, recently partnered with world-class distributors. These partners will help us continue to build awareness and access to the brand while ensuring its long term sustainability. Additionally, we currently have a minimal presence in China and other large markets which represent significant future opportunities.

From fiscal 2014 to fiscal 2016, we nearly doubled our market penetration in Canada to reach approximately 35 unit sales per 1,000 addressable customers (people living above the 37th Parallel and with annual household income of greater than $100,000). We have been similarly successful in the United States, Western Europe, Scandinavia and Asia with unit sales per 1,000 addressable customers reaching between 3.5 and 10 units, but we still have room to grow in our current markets. Even without expanding our geographic footprint or our product lines, we believe we have significant opportunity to further increase penetration in the United States, Western Europe, France, United Kingdom, the Netherlands, Spain, Germany, Austria, Belgium and Italy), Scandinavia (Sweden, Denmark, Norway, Finland) and Asia (Japan and South Korea); if we were to achieve 50% of current penetration in Canada in these other geographies, this would result in tripled unit demand within our Fall and Winter product categories.

Enhance and expand our product offering. Continuing to enhance and expand our product offering represents a meaningful growth driver for Canada Goose. Broadening our product line will allow us to strengthen brand loyalty with those customers who already love Canada Goose, drive higher penetration in our existing markets and expand our appeal across new geographies and climates. Drawing on our decades of experience and customer demand for inspiring new functional products, we intend to continue developing our offering through the following:

Elevate Winter. Recognizing that people want to bring the functionality of our jackets into their everyday lives, we have developed a wide range of exceptional winter products for any occasion. While staying true to our tactical industrial heritage, we intend to continue refreshing and broadening our offering with new stylistic variations, refined fits and exclusive limited edition collaborations.

Expand Spring and Fall. We intend to continue building out our successful Spring and Fall collections in categories such as lightweight and ultra-lightweight down, rainwear, windwear and softshell jackets. While keeping our customers warm, comfortable and protected across three seasons, these extensions also increase our appeal in markets with more temperate climates.

Extend beyond outerwear. Our strategy is to selectively respond to customer demand for functional products in adjacent categories. Consumer surveys conducted on our behalf indicate that our customers are looking for additional Canada Goose products, particularly in key categories such as knitwear, fleece, footwear, travel gear and bedding. We believe offering inspiring new products that are consistent with our heritage, functionality and quality represents an opportunity to develop a closer relationship with our customers and expand our addressable market.

Continue to drive operational excellence. As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and higher margins in the following ways:

Channel mix. We intend to expand our DTC channel in markets that can support the profitable rollout of e-commerce and select retail stores. As our distribution channel mix shifts toward our e-commerce-led DTC channel, we expect to capture incremental gross margin. A jacket sale in our DTC channel provides two-to-four times greater contribution to segment operating income per jacket as compared to a sale of the same product in our wholesale channel.

Price optimization. We intend to continue optimizing our pricing to capture the full value of our products and the superior functionality they provide to our customers. Additionally, we actively balance customer demand with scarcity of supply to avoid the promotional activity that is common in the apparel industry. This allows us and our retail partners to sell our products at full price, avoid markdowns and realize full margin potential.

Manufacturing capabilities. Approximately one-third of Canada Goose products are currently manufactured in our own facilities in Canada. We intend to optimize our domestic manufacturing mix by opportunistically bringing additional manufacturing capacity in-house to capture incremental gross margin.

Operating leverage. We have invested ahead of our growth in all areas of the business including design and manufacturing, multi-channel distribution and corporate infrastructure. For example, our current manufacturing footprint is sufficient to allow us to double our current headcount to support planned revenue growth. As we continue our growth trajectory, we have the opportunity to leverage these investments and realize economies of scale.

History

Over the last 60 years, we have grown from a manufacturer of private label parkas into one of the world’s most desired outerwear brands. Fueled by our core belief that greatness is out there and building on our strength of creating premium functional jackets, we have extended our brand into three seasons and new categories beyond the parka. With the same discipline, we have expanded our sales channels beyond distributors to include a select group of outdoor, luxury and online retailers as well as, more recently, our own DTC channel. At every step, we have stayed true to our heritage, which we believe has set us apart.

COMPANY

1950s
Sam Tick founds our company in 1957

1970s
David Reiss, Sam Tick's son-in-law, joins the company and launches a new era with the invention of a volume-based down filling machine

1990s
Dani Reiss joins the company in 1997 and in 2001 becomes CEO of Canada Goose

2000s
Canada Goose partners with musher Lance Mackey who wins the Iditarod and the Yukon Quest dog sled races

2004
On-screen debut in The Day After Tomorrow

2007
Celebrating 50th Anniversary, Canada Goose publishes the Goose People book

2009
Resource Centre Program is established to provide free fabrics, zippers and other materials for Inuit sewers

2014
Recognized by the government for employing 6% of the cut and sew workforce in Canada

Launched e-commerce in Canada

2015
Collaboration with Oscar-winning Canadian director Paul Haggis to produce Out There

Launched e-commerce in the U.S.

2016
Opened our Toronto and New York retail stores

Launched e-commerce in the U.K. and France

PRODUCT

1950s
Specializing in woolen vests, raincoats and snowmobile suits for the local market and private label customers

1980s
Expedition Parka is developed to meet the unique needs of scientists at Antarctica's McMurdo Station

1982
Created a custom parka for Laurie Skreslet's summit of Mount Everest

1990s
Extended the Canada Goose heritage into accessories

2001
Product designed and delivered to Canadian military and law enforcement

2007
Unveiled Polar Bears International Collection

2008
Launched first Lightweight Down collection

2011
HyBridge® Lite jacket wins the "Best Backcountry Jacket" in the prestigious Gear of the Year awards from Outside Magazine

2012
TEI: proprietary consumer-facing thermal rating applied to every coat

2013
Launched complete collections for youth, kids, babies and toddlers

Launched premium offering Latitude: brand DNA in features and functions with emphasis on style

2014
Designed Fusion Fit® with a team of experts and 16,000+ scans of individuals for elevated modern fits

2015
Released sophisticated Black Label focused on streamlined style, luxurious fabrics and refined fits

Launched Spring, including rainwear

2016
Released Arctic Luxe collection with a focus on slimmer silhouettes for an urban lifestyle

First full Spring collection awarded WGSN Editor's pick

Our Products

Our arctic heritage. Authenticity is everything to Canada Goose. We began as an outerwear manufacturer focused primarily on providing parkas to people working in the harshest environment on Earth—the Arctic. From the crew of a northern Canadian airline, First Air, to Canadian Arctic Rangers, we have been trusted to help keep people warm. For decades, this utilitarian, functional history has been core to our heritage. To ensure we deliver a product that performs when and where it is needed most, we strive to make the best products of their kind by using the highest quality raw materials and craftsmanship.

The precision of every cut, fold and stitch in our products is guided by decades of experience. From zipper to button and stitch to stitch, every element is carefully chosen and meticulously put into place by hand. Every Canada Goose jacket passes through the hands of multiple craftspeople, all united by our commitment to uncompromising quality. Our quality assurance team inspects every jacket to ensure no detail is overlooked. We believe our best-in-class Canadian manufacturing capabilities and partnerships afford us increased quality control and direct involvement in all stages of the process, enabling us to stand behind our outerwear with a lifetime warranty against defects in materials and workmanship.

Our evolution. As a global three-season outerwear brand, our product offering has evolved significantly since the days of solely making specialty jackets such as the Snow Mantra and Expedition parkas for the severe Arctic environment. We leveraged our tactical industrial heritage, including our long relationship with the Canadian military and law enforcement, to inspire, develop and refine functionally superior in-line collections for extreme conditions and beyond.

Recognizing our customers want to bring the functionality of our jackets into their everyday lives, we expanded our offering to include products for outdoor enthusiasts, urban explorers and discerning consumers everywhere. True to our heritage, we partnered with extraordinary Goose People as a source of inspiration and real-world testing. Whether developing novel HyBridge products for Ray Zahab to run the Sahara or custom-designing Laurie Skreslet’s coat to summit Everest, which inspired our Altitude line, Canada Goose has found inspiration in every technical challenge and parlayed that expertise into creating exceptional products for any occasion.

The uncompromised craftsmanship and quality of the Canada Goose brand is preserved in new products and high performance materials to keep our customers warm and comfortable no matter how low the temperature drops. According to our customers who responded to our consumer survey our jackets are the warmest as compared to other outerwear brands. As we evolved and expanded our winter assortment to suit new uses, climates and geographies, we also refreshed our core offerings with the introduction of our Black Label collection, enhancing our classic products with a focus on elevated style, luxurious fabrics and refined fits.

Our broad set of manufacturing capabilities and access to innovative materials ranging from ArcticTech and Tri-Durance fabrics to luxury Loro Piana wool enable us to meet customers’ needs in the Arctic, on designer runways and nearly everywhere in between. At the same time as our coats keep Canadian law enforcement warm and equip Goose People on epic adventures, our collaborations with Marc Jacobs, Levi’s, musician Drake’s October’s Very Own (OVO) fashion brand, professional baseball player José Bautista and others have been met with strong acclaim. These collaborations help extend our brand to new audiences and introduce inspiring new styles to those who already love Canada Goose.

Expansion into three seasons. As our heritage line has expanded significantly, Canada Goose has also developed a reputation for superior quality and exceptional functionality across Spring and Fall. No matter the season, people trust Canada Goose to keep them warm, comfortable and protected. Our Spring and Fall products enable consumers to embrace the elements in every season, with a wide selection of lightweight and ultra-lightweight down, rainwear, windwear and other down hybrid and softshell jackets.

Our Spring and Fall collections have demonstrated meaningful traction with consumers. They have also been met with great critical acclaim: HyBridge Lite won the Gear of The Year Award from Outside Magazine in 2011 and our Spring 2017 collection was named Editor’s Pick by World’s Global Style Network (WGSN), a leading trend forecaster.

Beyond outerwear. Canada Goose has launched a refined line of accessories in response to customer demand for products to complement their outerwear. Our accessories focus on handwear, headwear and neckwear, and offer unparalleled warmth, function and timeless style to our customers, consistent with the heritage of our core products. Beyond accessories, we continue to selectively respond to customer demand for new product categories. Our customers have shown meaningful interest in key new product categories including knitwear and fleece, which we are developing, as well as footwear, travel gear and bedding, which we may pursue in the future. As we expand the Canada Goose brand to serve new uses, wearing occasions, geographies and consumers, we will always stay true to who we are and what the Canada Goose brand stands for: authentic heritage, uncompromised craftsmanship and quality, exceptional warmth and superior functionality.

Sourcing and Manufacturing

Uncompromised craftsmanship begins with sourcing the right raw materials. We use premium fabrics and finishings that are built to last. Our blends of down and fabrics enable us to create warmer, lighter and more durable products across seasons and applications. Our products are made with down because it is recognized as the world’s best natural insulator, providing approximately three times the warmth per ounce as synthetic alternatives and, when necessary, trimmed with real fur to protect the skin from frostbite in harsh conditions.

We are committed to the sustainable and ethical sourcing of our raw materials. We have introduced comprehensive traceability programs for fur and down throughout our supply chain which came into effect during the spring of 2017. We only use down that is a byproduct of the poultry industry and we only purchase down and fur from suppliers who adhere to our stringent standards regarding fair practices and humane treatment of animals.

As of June 1, 2017, we operate five production facilities in Toronto, Winnipeg and Montreal, manufacturing approximately one-third of our products in-house. We also work with 30 Canadian and 7 international highly qualified subcontractors who offer specialized expertise, which provides us with flexibility to scale our production of parkas and non-core products, respectively. We employ 1,495 manufacturing employees as of June 1, 2017, and have been recognized by the Government of Canada for supporting the apparel manufacturing industry in Canada. We have invested ahead of our growth and more than doubled our in-house and contract manufacturing unit production capacity, respectively, in the past five years.

Multi-Channel Distribution Network

We sell our products through our wholesale and DTC channels. In fiscal 2017, our wholesale channel accounted for 71.5% of our revenue and our DTC channel contributed 28.5% of our revenue. Across both channels we are very selective with the distribution and supply of our products.

Wholesale. The wholesale channel allows us to enter and develop new markets, maintain a leading position within our geographies and make informed investments in our DTC infrastructure. As we have grown, we have evolved what was originally a generalist approach to account management through specialist capabilities that are better aligned with the needs of specific markets and retail formats. These capabilities allow us to develop strategic relationships directly with retailers and distributors. We work with a select set of partners who respect our heritage, share our values and strengthen our market presence. As of March 31, 2017, through our global network of over 2,500 points of distribution with retailers such as Sporting Life, Harry Rosen, Gorsuch, Saks Fifth Avenue, Nordstrom, Selfridges and Lane Crawford we reach customers across 37 countries. Our wholesale distribution includes a mix of outdoor, luxury and online retailers. We drive traffic for our retail partners and leverage our mutually beneficial relationships to receive prime placement within their stores, showcase a broader product offering and establish Canada Goose shops-in-shops. Careful planning with our wholesale network allows us to manage scarcity and maintain high levels of full-price sell-through. Over the past three years, we have been in the process of enhancing our wholesale network to bring all of our accounts in-house with enhanced management. This allows us to deepen the relationships with our retailers by strategizing on product assortment, shop-in-shop presentation and rollout, and creates opportunities to increase our three season penetration and to offer new products through our retail partners.

Direct to Consumer. We operate an e-commerce-led DTC channel, which has grown rapidly since its launch in fiscal 2015. Our online store features our full product offering and grants us the ability to build valuable intelligence through a direct conversation with our customers. We rolled out our e-commerce platforms in Canada and the United States as well as the United Kingdom and France in August 2014, September 2015 and September 2016, respectively. We intend to continue building out our e-commerce infrastructure in new markets where we have an established wholesale presence.

Our e-commerce rollout is complemented by our retail stores in premium high traffic locations. We opened our first two retail stores in Toronto and New York City in the fall of 2016. Going forward, we plan to open a limited number of additional retail stores in other major metropolitan centres as well as premium outdoor destinations where we believe they can operate profitably. We have announced planned new locations in London and Chicago in fiscal 2018. This unfiltered window into our brand will allow us to develop a closer relationship with our customers through unique experiences, feature our full product offering and drive revenue growth across both channels.

Marketing

We have never taken a traditional marketing approach to driving consumer awareness. We have told real stories in authentic ways, fueling brand awareness and affinity through creative marketing initiatives and developing strategic relationships in relevant industries. Our success has been driven organically by word-of-mouth marketing. We have found that the experience people have with Canada Goose products is something they eagerly and passionately share with others, which we believe generates exceptional demand for our products.

Powerful and creative storytelling. To us, marketing is about telling stories—interesting stories with genuine impact. As a result of the love for our products and the deep relationships we have developed, our brand has been featured extensively in a wide range of media around the world including documentaries, feature films, commercials and magazines.

We also create original content to drive awareness and understanding of Canada Goose. In celebration of our 50th anniversary, we published Goose People, a coffee table book highlighting 50 people from around the world who embody our values. This cemented one of our key marketing initiatives as Goose People continue to be an important way for us to authentically tell our stories. In 2015, we brought some of these stories to life on the big screen through our collaboration with Oscar-winning director, Paul Haggis, and our production of the film, Out There, which was awarded two Cannes Gold Lions.

Goose People. Goose People are a diverse group of global brand ambassadors—adventurers, athletes, scientists and artists—who embody our values and lifestyle, stand for something bigger than themselves and inspire others through epic adventures and accomplishments. We consider them the epitome of our core belief that greatness is out there. They have become a platform to showcase our brand’s heritage, authentic story and uncompromised craftsmanship.

Film and entertainment. For more than three decades, our jackets have been a staple on film sets around the world and are known as the unofficial jacket of film crews anywhere it is cold. Our jackets offer crew and talent the warmth and functionality they need to survive long shoots in the most demanding environments. Due to this long-standing and organic seeding relationship, we have not paid for product placement, but our products have naturally transitioned from behind the scenes to on-camera as a way to authenticate cold weather scenes. We also support the industry as an official sponsor of a number of international film festivals, including the Sundance Film Festival and Toronto International Film Festival.

Investing for the future. Moving forward, our marketing focus is on continuing to tell our stories in unique, creative and authentic ways that engage and inspire customers. As our distribution model has shifted from pure wholesale to multi-channel, our business needs have evolved. We have supported this shift through digital first marketing that scales quickly and globally while maintaining a consistent and authentic brand experience for our customers. We have also taken a more proactive and sophisticated approach to understanding our customers and utilizing insights to inform how we deliver new products. This allows us to be present in their preferred digital platforms and to engage our fans and maintain their loyalty for years to come. We will continue to strategically invest in reaching new audiences in developing markets and boosting affinity around the world. Our marketing efforts, like our products, will always be subject to the brand discipline and stewardship that have guided us throughout our history.

Our Market

Strongly positioned in large and growing apparel market segment. Our focus on functionality and quality broadens our reach beyond people working in the coldest places on earth to outdoor enthusiasts, urban explorers and discerning consumers globally. Our uncompromised craftsmanship positions our products as premium technical garments and coveted luxury items in the eyes of our customer. We believe the staying power of our brand strongly positions us to compete in the growing outerwear and luxury apparel markets.

Current Global Market Penetration

Proven growth framework to further penetrate geographic markets. While we have a global distribution network in place, we recognize the potential for significant penetration upside across all of our markets. Our tailored approach to market development is informed by prevailing awareness and distribution. We cost-effectively develop initial awareness in new markets by building strong relationships with carefully selected partners within our wholesale channel. Wholesale momentum informs our incremental brand building investments in each region. As our market presence grows, we evaluate the opportunity to roll out our DTC channel. The first step in this process is the introduction of our e-commerce platform which is followed by the evaluation of select retail store opportunities. With increased customer awareness and access, we begin to introduce a broader product offering.

For example, as we continue to capture the significant market opportunity in the United States, we are pursuing a staged regional expansion. Our initial entry into the U.S. market was concentrated in the Northeast where we grew our wholesale network to 125 doors as of March 31, 2017 and, according to a survey conducted on our behalf in August 2016 of consumers that have purchased premium outerwear, achieved aided brand awareness of 46% in Boston and New York City. Building on this, we have begun to focus on expanding customer access via our e-commerce site and retail store in New York City. Our successful execution in this region has been the primary driver of our 52.1% revenue CAGR in the United States from fiscal 2015 to fiscal 2017.

Moving beyond our success in the Northeast, we recognize a significant whitespace opportunity across the United States. We continue to focus on introducing and strengthening the Canada Goose brand given relatively low aided brand awareness levels of 26% in key metropolitan markets such as Denver and San Francisco. In these rapidly developing markets, we remain focused on expanding our wholesale footprint, including executing our shop-in-shop strategy and continuing to drive a broader product assortment to our partners. Our national e-commerce presence offers us a direct connection to our customers and informs our efforts in high potential regions such as the Mid-Atlantic, Midwest and Pacific Northwest. As we continue to expand to regions with diverse and temperate climates, our product offering will include a stronger emphasis on our expanding Spring and Fall collections.

The success we have achieved in North America has allowed us to refine and strengthen our framework for market development. We will continue to aggressively pursue our substantial global market opportunity using our proven growth strategies.

Competition

The market for outerwear is highly fragmented. We principally operate in the market for premium outerwear, which is part of the broader apparel industry. We compete directly against other manufacturers, wholesalers and direct retailers of outerwear, premium functional outerwear and luxury outerwear. We compete both with global brands and with regional brands operating only in select markets. Because of the fragmented nature of our marketplace, we also compete with other apparel sellers, including those who do not specialize in outerwear. While we operate in a highly competitive market, we believe there are many factors that differentiate us from other manufacturers, wholesalers and retailers of outerwear, including our brand, our heritage and history, our focus on functionality and craftsmanship and the fact that our core products are made in Canada.

Intellectual Property

We own the trademarks used in connection with the marketing, distribution and sale of all of our products in the United States, Canada and in the other countries in which our products are sold. Our major trademarks include the CANADA GOOSE word mark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean). In addition to the registrations in Canada and the United States, our word mark and design are registered in other jurisdictions which cover approximately 37 jurisdictions. Furthermore, in certain jurisdictions we register as trademarks certain elements of our products, such as fabric, warmth categorization and style names such as our Snow Mantra parka.

We enforce our trademarks and we have taken several measures to protect our customers from counterfeiting activities. Since 2011 we have sewn a unique hologram, designed exclusively for us, into every jacket and accessory as proof of authenticity. Additionally, our website has a tool for potential online customers to verify the integrity of third party retailers that purport to sell our products. We are also active in enforcing rights on a global basis to our trademarks and taking action against counterfeiters, online and in physical stores.

Government Regulation

In Canada and in the other jurisdictions in which we operate, we are subject to labour and employment laws, laws governing advertising, privacy and data security laws, safety regulations and other laws, including consumer protection regulations that apply to retailers and/or the promotion and sale of merchandise and the operation of stores and warehouse facilities. Our products sold outside of Canada are subject to tariffs, treaties and various trade agreements as well as laws affecting the importation of consumer goods. We monitor changes in these laws, regulations, treaties and agreements, and believe that we are in material compliance with applicable laws.

Our Employees

As of March 31, 2017, 2016 and 2015, we had 1,716, 1,192, and 851 employees, including both full-time and part-time employees. The number of employees by function as of the end of the period for our fiscal years ended March 31, 2017, 2016 and 2015 was as follows:

	2017	2016	2015
By Function:
Canadian manufacturing	1,340	970	690
Selling and retail	107	33	26
Corporate Head Office	269	189	135

Total	1,716	1,192	851

Corporate Information and Structure

Our company was founded in Toronto, Canada in 1957. In December 2013, we partnered with Bain Capital through a sale of a 70% equity interest in our business to accelerate our growth. In connection with such sale, Canada Goose Holdings Inc. was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 21, 2013. The IPO of our subordinate voting shares in the United States and Canada was completed on March 21, 2017.

Our principal office is located at 250 Bowie Avenue, Toronto, Ontario, Canada M6E 4Y2 and our telephone number is (416) 780-9850. Our registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities), after the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares:

Leased Properties

We maintain the following leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order:

Location	Principal Activity	Square Feet	Lease Expiration Date
Canada
Toronto, Ontario	Corporate Headquarters, Showroom and Manufacturing	190,978 square feet	June 30, 2023
Scarborough, Ontario	Manufacturing	84,800 square feet	May 31, 2020
Scarborough, Ontario	Logistics	117,179 square feet	August 31, 2027
Yorkdale Shopping Centre, Toronto, Ontario	Retail Store	4,503 square feet	October 31, 2026
Winnipeg, Manitoba	Manufacturing	82,920 square feet	November 12, 2022
Winnipeg, Manitoba	Manufacturing	94,541 square feet	September 30, 2025
Boisbriand, Québec	Manufacturing	94,547 square feet	July 31, 2023
United States
New York, NY	Office and showroom	4,040 square feet	December 31, 2024
New York, NY	Retail Store	6,970 square feet	March 31, 2027
Chicago, IL	Retail Store	10,188 square feet	July 31, 2027
Rest of World
Hong Kong, China	Office	1,492 square feet	July 22, 2018
Paris, France	Office and Showroom	4,090 square feet	March 15, 2018
London, U.K.	Retail Store	6,000 square feet	September 28, 2027
Zug, Switzerland	Office and Showroom	7,545 square feet	January 31, 2021

Seasonality

Our business is seasonal in nature. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Performance—Seasonality.”

Legal Proceedings and Regulatory Matters

From time to time, we may be subject to legal or regulatory proceedings and claims in the ordinary course of business, including proceedings to protect our intellectual property rights. As part of our monitoring program for our intellectual property rights, from time to time we file lawsuits for acts of trademark counterfeiting, trademark infringement, trademark dilution, patent infringement or breach of other state or foreign laws. These actions often result in seizure of counterfeit merchandise and negotiated settlements with defendants. Defendants sometime raise the invalidity or unenforceability of our proprietary rights as affirmative defenses or counterclaims. We currently have no material legal or regulatory proceedings pending.

Management

Executive Officers and Directors

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus. Unless otherwise stated, the business address for our directors and officers is c/o Canada Goose Holdings Inc., 250 Bowie Ave, Toronto, Ontario, Canada M6E 4Y2.

Name and Province or State and Country of Residence	Age	Position
Dani Reiss Ontario, Canada	43	President and Chief Executive Officer and Director
John Black Ontario, Canada	59	Chief Financial Officer
Pat Sherlock Ontario, Canada	44	Senior Vice President, Global Wholesale
Ana Mihaljevic Ontario, Canada	36	Senior Vice President, Planning and Sales Operations
Jacqueline Poriadjian-Asch Ontario, Canada	39	Chief Marketing Officer
Jacob Pat Ontario, Canada	38	Senior Vice President, Information Technology
Lee Turlington California, United States	62	Chief Product Officer
Kara MacKillop Ontario, Canada	41	Senior Vice President, Human Resources
Scott Cameron Ontario, Canada	39	Executive Vice President e-Commerce, Stores and Strategy
David Forrest Ontario, Canada	38	Senior Vice President, General Counsel
Carrie Baker Ontario, Canada	41	Chief of Staff, Senior Vice President
John Moran Ontario, Canada	54	Senior Vice President, Manufacturing and Supply Chain
Spencer Orr Ontario, Canada	39	Senior Vice President, Merchandising and Product Strategy
Ryan Cotton Massachusetts, United States	38	Director
Joshua Bekenstein Massachusetts, United States	58	Director
Stephen Gunn Ontario, Canada	62	Director
Jean-Marc Huët Guildford, England	48	Director
John Davison	58	Director
Ontario, Canada

Dani Reiss C. M. (Member of the Order of Canada), President and Chief Executive Officer and Director

The grandson of our founder, Mr. Reiss, joined the company in 1997 and was named President and Chief Executive Officer of the company in 2001. Mr. Reiss has worked in almost every area of the company and successfully developed our international sales channels prior to assuming the role of President and Chief

Executive Officer. Mr. Reiss received a Bachelor of Arts from University of Toronto. Mr. Reiss is the Chairman of our board of directors and brings leadership and operational experience to our board of directors as our President and Chief Executive Officer.

John Black, Chief Financial Officer

Mr. Black joined the company in August 2013 as Chief Financial Officer. Prior to joining the company, Mr. Black served as the Chief Financial Officer of Protenergy Natural Foods Corp., from May 2011 to August 2013, and at the Ontario Lottery and Gaming Corporation from April 2005 to April 2010. From March 2001 to April 2005 Mr. Black served as Chief Financial Officer of Trimark Sportswear Group. Mr. Black brings to our team a results-focused approach and strong negotiation skills as well as a track record of improving performance at companies. Mr. Black received a Bachelor of Commerce (Honours) degree and Bachelor of Administration degree from The University of Ottawa, and is a CPA-CA.

Pat Sherlock, Senior Vice President, Global Wholesale

Mr. Sherlock joined the company in November 2012 as the Director of Canadian Sales and was named Senior Director of Sales in May 2014, Vice President of Sales Canada in May 2015 and Senior Vice President of Global Wholesale in April 2016. Prior to joining the company, Mr. Sherlock served as the National Sales Manager of New Balance Canada Inc., from January 2008 to November 2012 and Managing Director, Central Eastern Canada for Lothar Heinrich Agencies Ltd. (Warsteiner) from December 2006 to January 2008. He spent 10 years at InBev (Labatt), from 1997 to 2007 most recently as National Field Sales Manager. Mr. Sherlock received a Bachelor of Business Administration and Management from University of Winnipeg.

Ana Mihaljevic, Senior Vice President, Planning and Sales Operations

Ms. Mihaljevic joined the company in April 2015 as Vice President of Planning and became Vice President of Planning and Sales Operations in April 2016 and Senior Vice President of Planning and Sales Operations in April 2017. Prior to joining the company, Ms. Mihaljevic served as the Director of Business Planning at Marc Jacobs International, a designer apparel company, from March 2013 to March 2015, the Director of Sales and Planning at Jones Apparel Group, a women’s apparel company, from May 2011 to March 2013, and as an Account Executive at Ralph Lauren from April 2008 to May 2011. Ms. Mihaljevic received a Bachelor in Commerce from Queen’s University.

Jacqueline Poriadjian-Asch, Chief Marketing Officer

Ms. Poriadjian-Asch joined the company in April 2016 as Chief Marketing Officer. Prior to joining the company, Ms. Poriadjian-Asch spent nine years at Ultimate Fighting Championship (UFC) from February 2007 to November 2015 and served as the Senior Vice President of Global Brand Marketing from July 2012 to November 2015. Prior to that she spent six years at iN DEMAND, LLC from January 2001 to February 2007. Ms. Poriadjian-Asch received a Bachelor of Arts in History from Queens College (NY) and a Juris Doctorate from New York Law School.

Jacob Pat, Senior Vice President, Information Technology

Mr. Pat joined the company as Director of Information Technology in March 2013, and was named Vice President of Information Technology in March 2014 and Senior Vice President of Information Technology in April 2017. Prior to joining our team, Mr. Pat served as the Director of Enablement at Momentum Advanced Solutions Inc., a division of OnX, from April 2012 to March 2013, and Manager of QA/Information Technology at Trimble Navigation from August 2008 to April 2012.

Lee Turlington, Chief Product Officer

Mr. Turlington began working with Canada Goose in October 2015 as an independent consultant, and formally joined the company as Chief Product Officer in March 2016. Prior to joining the company Mr. Turlington spent seven years as independent consultant with TURLINGTON, Inc., advising companies such as International Marketing Partners Ltd., Mission Athlete Care, Ape & Partners S.P.A/Parajumpers, Quiksilver Inc., Ironclad Performance Wear Corporation, Haglofs, and LK International AG/KJUS. He spent five years at Patagonia Inc. from 2008-2013, most recently serving as Vice President, Global Product. From March 1999 to April 2007, Mr. Turlington served as a Global Director and General Manager for Nike Inc. Prior to that, he served at Fila Sport S.P.A. from March 1994 to February 1999, as Senior Vice President, Fila Apparel. From June 1977 to April 1992, he served as Vice President, Sales, Marketing, Global Product and various other executive roles at The North Face. Mr. Turlington received a Bachelor of Economics from Lenoir-Rhyne University.

Kara MacKillop, Senior Vice President, Human Resources

Ms. MacKillop joined the company in September 2014 as the Vice President of Human Resources. She was promoted to Senior Vice President of Human Resources in 2016. Prior to joining our team, Ms. MacKillop served as the Director of Human Resources for Red Bull Canada, a company that produces and sells energy drinks, from September 2010 to September 2014, and as Director of Human Resources for Indigo Books and Music from August 2003 until September 2010. Ms. MacKillop received a Bachelor of Science from the University of Western Ontario.

Scott Cameron, Executive Vice President e-Commerce, Stores and Strategy

Mr. Cameron joined the company in December 2015 as Chief Strategy and Business Development Officer and has served as Executive Vice President e-Commerce, Stores and Strategy since July 2016. Prior to joining our team, Mr. Cameron spent eight years focused on luxury and apparel retail brands at McKinsey & Co. Toronto, a management consulting firm, most recently as a principal. Mr. Cameron received a Bachelor in Commerce (Honours) degree from Queen’s University and a Master of Business Administration from Harvard Business School, where he was a Baker Scholar.

David Forrest, Senior Vice President, General Counsel

Mr. Forrest joined the company in May 2014 as Director, Legal and was named Senior Director, Legal in May 2015, Vice President, Legal in October 2016 and Senior Vice President, General Counsel in April 2017. Prior to joining the company, Mr. Forrest served as the General Counsel and Corporate Secretary of Thomas Cook North America from May 2012 to May 2014, prior to which he practiced law at Osler, Hoskin & Harcourt LLP, August 2006 until May 2012. Mr. Forrest received a Bachelor of Laws (with distinction) from Western University in 2006 and a Honours Bachelor of Arts, Applied Economics from Queen’s University in 2002.

Carrie Baker, Chief of Staff, Senior Vice President

Ms. Baker joined the company in May 2012 as the Vice President of Communications and now serves as Chief of Staff and Senior Vice President. Prior to joining the company Ms. Baker spent 12 years at High Road Communications, a North American communications agency, from May 2000 to April 2012, serving most recently as Senior Vice President. Ms. Baker received a Bachelor of Arts from the University of Western Ontario.

John Moran, Senior Vice President Manufacturing & Supply Chain

Mr. Moran joined the company in November 2014 as Vice President of Manufacturing and was promoted in January 2017 to Senior Vice President, Manufacturing and Supply Chain. Prior to joining the company,

Mr. Moran served as Chief Operating Officer at Smith & Vandiver Corp. in 2014 and as Vice President, Operations from October 2003 to March 2011 and later Chief Operating Officer from April 2011 to April 2013 at Robert Talbott Inc. in Monterey, California, a renowned producer of men’s and women’s luxury apparel. Throughout his time with Robert Talbott Inc., Mr. Moran’s responsibilities ranged from strategic planning and business development to sales, sourcing, manufacturing, distribution and finance. Prior to his time with Robert Talbott Inc., Mr. Moran was employed full-time with Gitman Brothers Shirt Company, based in Ashland, Pennsylvania, from 1984 to October 2003 holding positions of varying levels of responsibility in manufacturing, distribution and finance. At the time of his departure in October 2003 he held the position of Chief Operating Officer.

Spencer Orr, Senior Vice President, Merchandising and Product Strategy

Mr. Orr joined the company in January 2009 as Product Manager. He was promoted to Vice President of Design and Merchandising in 2012, Vice President of Merchandising and Product Strategy in June 2016 and Senior Vice President of Merchandising and Product Strategy in April 2017. Prior to joining the company, Mr. Orr served as the Manager of Product Design and Development at Sierra Designs, an industry leading outerwear and outdoor equipment brand. Mr. Orr received an Honours Bachelors in Outdoor Recreation from Lakehead University and a Masters in Business Administration from Ivey Business School at University of Western Ontario.

Ryan Cotton, Director

Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a Managing Director. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. He is a director at Apple Leisure Group, TOMS Shoes Holdings, LLC, and International Market Centers, Inc. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.

Joshua Bekenstein, Director

Mr. Bekenstein has served as a member of our board of directors since December 2013. He is a Managing Director at Bain Capital. Prior to joining Bain Capital, in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a director of The Michaels Companies, Inc., BRP Inc., Dollarama Inc., Bright Horizons Family Solutions Inc. and The Gymboree Corporation. He previously served as a member of the board of directors of Burlington Stores, Inc. and Waters Corporation. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration from Harvard Business School. Mr. Bekenstein provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.

Stephen Gunn, Director

Mr. Gunn has served as a member of our board of directors since February 2017. He serves as a Co-Chair of Sleep Country Canada Inc. (“Sleep Country”). He co-founded Sleep Country, in 1994 and served as its Chair and Chief Executive Officer from 1997 to 2014. Prior to founding Sleep Country Mr. Gunn was a management consultant with McKinsey & Company from 1981 to 1987 and then co-founded and was President of Kenrick Capital, a private equity firm. Mr. Gunn also serves as the lead director of Dollarama Inc. and is the Chair of the audit committee of Cara Operations Limited, and served as a director of Golf Town Canada Inc. from 2008 to 2016. He received a Bachelor of Electrical Engineering from Queens University and a Master of Business Administration from the University of Western Ontario. Mr. Gunn provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.

Jean-Marc Huët, Director

Mr. Huët has served as a member of our board of directors since February 2017. He serves as a supervisory board member of Heineken N.V. and of SHV Holdings N.V. Mr. Huët served as a director of Formula One from 2012 to January 2017, and was an Executive Director and Chief Financial Officer of Unilever N.V. from 2010 to 2015. Mr. Huët was also Executive Vice President and Chief Financial Officer of Bristol-Myers Squibb Company from 2008 to 2009 and as a member of the Executive Board and Chief Financial Officer of Royal Numico N.V. from 2003 to 2007. Prior to that, he worked at Goldman Sachs International. He received a Bachelor of Arts from Dartmouth College and a Master of Business Administration from INSEAD. Mr. Huët provides strong executive, consumer and financial expertise to our board of directors and valuable experience gained from previous and current board service

John Davison, Director

Mr. Davison has served as a member of our board of directors since May 2017. Mr. Davison is currently the Chief Financial Officer and Executive Vice President of Four Seasons Holdings Inc., the luxury hotel and resort management company, a position he has held since 2005 after joining the company as Senior Vice President, Project Financing in 2002. In addition to managing the group’s financial activities, John oversees the company’s information systems and technology area. Prior to joining Four Seasons Holdings Inc., John spent four years as a member of the Audit and Business Investigations Practice at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the board of IMAX China. John has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988. He received a Bachelor of Commerce from the University of Toronto. Mr. Davison provides strong executive and business operations skills to our board of directors.

Bankruptcies

None of our directors or executive officers is, as at the date of this prospectus, or has been, within the 10 years prior to the date of this prospectus, a director or executive officer of any company (including Canada Goose companies), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Mr. Gunn who was a director of Golf Town Canada Inc. which filed for protection under the Companies’ Creditors Arrangement Act on September 14, 2016 and Mr. Bekenstein who serves as a director of The Gymboree Corporation, which filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code on June 11, 2017.

Foreign Private Issuer Status

The listing rules of the NYSE, which we also refer to as the NYSE Listing Rules, include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the NYSE Listing Rules that we do not follow. We are a “controlled company” under the NYSE Listing Rules. We intend to continue to follow Canadian corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:

•	the majority independent director requirement under Section 303A.01 of the NYSE Listing Rules;

•	the requirement under Section 303A.05 of the NYSE Listing Rules that a compensation committee be comprised solely of independent directors; and

•	the requirement under Section 303A.04 of the NYSE Listing Rules that director nominees be selected or recommended for selection by a nominations committee comprised solely of independent directors.

Corporate Governance

Section 310.00 of the NYSE Listing Rules generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s voting shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE Listing Rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our articles provide that a quorum of shareholders shall be the holders who, in the aggregate hold at least 25% of the issued shares plus at least a majority of multiple voting shares entitled to be voted at the meeting, irrespective of the number of persons actually present at the meeting.

Except as stated above, we have elected to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 Corporate Governance Guidelines, or the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, or NI 58-101. The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow.

We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines. The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Composition of our Board of Directors

Under our articles, our board of directors will consist of a number of directors as determined from time to time by the directors, and is currently comprised of six directors. Our articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2⁄3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors will be elected by the shareholders at each annual general meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.

Certain aspects of the composition and functioning of our board of directors may be subject to the rights of our principal shareholders under agreements with the company. For example, the principal shareholders and the company have entered into an investor rights agreement providing for certain director nomination rights. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.” Subject to such agreements, nominees for election as directors will be recommended to our board of directors by our nominating and governance committee in accordance with the provisions of applicable corporate law and the charter of our nominating and governance committee. See “Board Committees—Nominating and Governance Committee.”

Majority Voting Policy

In accordance with the requirements of the TSX, our board of directors has adopted a majority voting policy to the effect that a nominee for election as a director of our company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to offer to tender his or her resignation to the Chairman of our board of directors promptly following the meeting of shareholders at which the director was elected. The nominating and governance committee will consider such offer and make a recommendation to our board of directors whether to accept it or not. Our board of directors will promptly accept the resignation unless it determines, in consultation with the nominating and governance committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. Our board of directors will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A director who tenders a resignation pursuant to our majority voting policy will not participate in any meeting of our board of directors or the nominating and governance committee at which the resignation is considered. Our majority voting policy applies for uncontested director elections, being elections where (a) the number of nominees for election as director is the same as the number of directors to be elected, as determined by the board of directors, and (b) no proxy materials are circulated in support of one or more nominees who are not part of the director nominees supported by the board of directors.

Director Term Limits and Other Mechanisms of Board Renewal

Our board of directors has not adopted director term limits, a retirement policy for its directors or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and governance committee of our board of directors will develop appropriate qualifications and criteria for our board as a whole and for individual directors. The nominating and governance committee will also conduct a process for the assessment of our board of directors, each committee and individual director regarding his, her or its effectiveness and contribution, and will also report evaluation results to our board of directors on a regular basis. It is further the responsibility of the nominating and governance committee to develop a succession plan for the board of directors, including maintaining a list of qualified candidates for director positions. The company is not in the practice of providing any severance benefits upon termination of service.

Director Independence

We are a “controlled company” under the NYSE Listing Rules because more than 50% of the voting power of our shares is held by Bain Capital. See “Principal and Selling Shareholders.” We rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the NYSE Listing Rules. Pursuant to this exception, we are exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and so we have elected to comply with the requirements of the Exchange Act and the rules of the NYSE and the BCBCA, which require that our audit committee have exclusively independent directors within one year following the effective date of the registration statement relating to our IPO.

Under the NYSE Listing Rules, an independent director means a person who, in the opinion of our board of directors, has no material relationship with our company. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees, or NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Gunn, Davison and Huët, representing three of the six members of our board of directors, are “independent” as that term is defined under the NYSE Listing Rules and NI 58-101. In making this determination, our board of directors considered the current and prior relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence. Mr. Reiss is considered not independent by reason of the fact that he is our President and Chief Executive Officer. Mr. Bekenstein and Mr. Cotton are considered not independent under NI 52-110, NI 58-101 and the BCBCA, by reason of their relationships with Bain Capital. Five of the six members of our board of directors are not members of our company’s management.

Our company has taken steps to ensure that adequate structures and processes are in place to permit our board of directors to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. It is contemplated that the independent members of our board of directors will consider, on the occasion of each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate and that they will hold an in camera meeting without the non-independent directors and members of management where appropriate.

Members of our board of directors are also members of the boards of other public companies. See “Management—Executive Officers and Directors.” Our board of directors has not adopted a formal director interlock policy, but is keeping informed of other directorships held by its members.

The Chairman of our board directors is not considered an independent director by reason of the fact that he is our President and Chief Executive Officer. However our board of directors continues to take steps for facilitating the exercise of independent judgment by the board of directors, providing leadership for independent directors and ensuring that the directors who are independent of management have opportunities to meet without management present, as appropriate.

Mandate of the Board of Directors

Our board of directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our board of directors holds regularly scheduled meetings as well as ad hoc meetings from time to time. Our board has adopted a formal mandate for the board of directors. The responsibilities of our board of directors include:

•	adopting a strategic planning process, approving the principal business objectives for the company and approving major business decisions and strategic initiatives;

•	appointing the President and Chief Executive Officer of the company and developing the corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting, and reviewing the performance of the President and Chief Executive Officer against such goals and objectives;

•	overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders; and

•	monitoring the implementation of procedures, policies and initiatives relating to corporate governance, risk management, corporate social responsibility, health and safety, ethics and integrity.

The responsibilities of the Chairman of our board of directors are set out in a written position description, which provides that the Chairman is expected to provide leadership to the board of directors, and to set the tone for the board of directors to foster effective, ethical and responsible decision-making by them. Among other things, the Chairman presides at meetings of the board of directors and generally oversees board direction and administration, ensuring that the board of directors works as a cohesive team, builds a strong corporate governance culture and carries out its duties. The Chairman acts as liaison between the board of directors and management, and provides advice and counsel to the President and Chief Executive Officer, committee chairpersons and fellow directors. The Chairman works with the President and Chief Executive Officer and senior management team to monitor progress on strategic planning and implementation. The Chairman also works with board committees to ensure appropriate and effective committee structure and composition.

Our board of directors has also developed and approved written position descriptions for the committee chairpersons. See “Board Committees—Audit Committee,” “Board Committees—Compensation Committee” and “Board Committees—Nominating and Governance Committee.”

In connection with our IPO, our board of directors developed and approved written position descriptions for the President & Chief Executive Officer and for the Chief Financial Officer. The board of directors intends that the role and responsibilities of the President & Chief Executive Officer are to develop the company’s vision and strategy and to establish the strategic and operational priorities of the company and provide leadership support to the company’s officers for the effective overall management of the business. The board of directors intends that the Chief Financial Officer will have full oversight of the company’s finance function, including accounting and controls, planning and analysis and tax and treasury. In addition, the Chief Financial Officer will be a critical leader in the creation, execution and support of the company’s global growth strategy. To this end, the Chief Financial Officer will act as a business partner to the President & Chief Executive Officer and the company’s officers, providing broad oversight and trusted advice, both at a strategic and tactical level.

Orientation and Continuing Education

We have implemented an orientation program for new directors under which each new director meets separately with the Chairman of our board of directors, individual directors and members of the senior management team. New directors are provided with comprehensive orientation and education as to our business, operations and corporate governance (including the role and responsibilities of the board of directors, each committee, and directors individually).

The Chairman of our board of directors is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current. The chairperson of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics applicable our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC.

Our board of directors has also adopted a Code of Conduct that sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The Code of Conduct provides guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times. The Code of Conduct sets out guidance with respect to conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws and reporting of any illegal or unethical behaviour.

The full text of the Code of Business Conduct and Ethics and the Code of Conduct are available on our website at www.canadagoose.com and our SEDAR profile at www.sedar.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein.

Monitoring Compliance with the Code of Business Conduct and Ethics

Our audit committee is responsible for reviewing and evaluating the Code of Conduct periodically and recommends any necessary or appropriate changes thereto to our board of directors for consideration. The audit committee also assists our board of directors with the monitoring of compliance with the Code of Conduct, and is responsible for considering any waivers of the Code of Conduct (other than waivers applicable to our directors or executive officers, which shall be subject to review by our board of directors as a whole).

Interests of Directors

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the BCBCA regarding conflicts of interest. See “Description of Share Capital—Certain Important Provisions of Our Articles and the BCBCA—Directors.”

Complaint Reporting and Whistleblower Policy

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies, or any unethical or questionable act or behavior, the board of directors has adopted a whistleblower policy that requires that our employees promptly report such violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our whistleblower policy contains procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

Diversity

We believe that having a diverse board of directors can offer a breadth and depth of perspectives that enhance our performance. The nominating and governance committee values diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the board’s performance and, accordingly, diversity is taken into consideration. At closing of this offering, none of the members of our board of directors will be women.

We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently, 4 out of 13 members of our senior management team are women.

We do not currently have a formal policy for the representation of women on our board of directors or senior management. The nominating and governance committee and our senior management team already takes gender and other diversity representation into consideration as part of their overall recruitment and selection process. We have not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment.

We anticipate that the composition of the board of directors will in the future be shaped by the selection criteria to be developed by our board of directors and nominating and governance committee, ensuring that diversity considerations are taken into account in senior management, monitoring the level of women representation on the board and in senior management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill board or senior management positions as the need arises and subject to the rights of our principal shareholders under agreements with the company.

Board Committees

Our board of directors has three standing committees: the audit committee; the compensation committee; and the nominating and governance committee. Each of the committees operates under its own written charter adopted by our board of directors, each of which is available on our website.

Audit Committee

Our audit committee is composed of Mr. Cotton, Mr. Davison, Mr. Gunn and Mr. Huët with Mr. Gunn serving as chairperson of the committee. Our board of directors has determined that Mr. Gunn, Mr. Davison and Mr. Huët meet the independence requirements under the rules of the NYSE, the BCBCA and under Rule 10A-3 of the Exchange Act. Within one year following the effective date of the registration statement relating to our IPO, our audit committee is required to consist exclusively of independent directors. Our board of directors has determined that Mr. Gunn is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable Listing Rules of the NYSE. The audit committee’s responsibilities include:

•	appointing, compensating, retaining and overseeing the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and reviewing and appraising the audit efforts of our independent accountants;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	establishing procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (ii) confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•	engaging independent counsel and other advisers, as necessary and determining funding of various services provided by accountants or advisers retained by the committee;

•	reviewing our financial reporting processes and internal controls;

•	establishing, overseeing and dealing with issues related to the company’s code of ethics for managers and financial officers;

•	reviewing and approving related-party transactions or recommending related-party transactions for review by independent members of our board of directors; and

•	providing an open avenue of communication among the independent accountants, financial and senior management and the board.

The responsibilities of the chairperson of the audit committee are set forth in a written position description, which provides that the chairperson of the audit committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The chairperson of the audit committee also acts as liaison between the committee and the board of directors.

Compensation Committee

Our compensation committee is composed of Mr. Bekenstein and Mr. Cotton, with Mr. Bekenstein serving as chairperson of the committee. Its primary purpose, with respect to compensation, is to assist our board of directors in fulfilling its oversight responsibilities and to make recommendations to our board of directors with respect to the compensation of our directors and executive officers. The principal responsibilities and duties of the compensation committee include:

•	evaluating our President and Chief Executive Officer’s and other executive officer’s performance in light of the goals and objectives established by our board of directors and, based on such evaluation, with appropriate input from other independent members of our board of directors, determining the President and Chief Executive Officer’s and other executive officer’s compensation;

•	administering our equity-based plans and management incentive compensation plans and making recommendations to our board of directors about amendments to such plans and the adoption of any new employee incentive compensation plans; and

•	engaging independent counsel and other advisers, as necessary and determining funding of various services provided by accountants or advisers retained by the committee.

The responsibilities of the chairperson of the compensation committee are set forth in a written position description, which provides that the chairperson of the compensation committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The chairperson of the compensation committee also acts as liaison between the committee and the board of directors.

Nominating and Governance Committee

Our nominating and governance committee is composed of Mr. Bekenstein, Mr. Cotton and Mr. Reiss, with Mr. Cotton serving as chairperson of the committee. The Nominating and Governance Committees responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the committees of the board of directors;

•	assessing the independence of directors within the meaning of securities laws and stock exchange rules as applicable;

•	considering resignations by directors submitted pursuant to our majority voting policy, and making recommendations to our board of directors as to whether or not to accept such resignations;

•	reviewing and making recommendations to the board of directors in respect of our corporate governance principles;

•	providing for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the board of directors and its committees.

The responsibilities of the chairperson of the nominating and governance committee are set forth in a written position description, which provides that the chairperson of the nominating and governance committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The chairperson of the nominating and governance committee also acts as liaison between the committee and the board of directors.

Executive Compensation

Overview

The following tables and discussion relate to the compensation paid to or earned by our President and Chief Executive Officer, Dani Reiss, and our two most highly compensated executive officers (other than Mr. Reiss) who were serving as executive officers on the last day of fiscal 2017. They are Lee Turlington, our Chief Product Officer, and Jacqueline Poriadjian-Asch, our Chief Marketing Officer. The following tables and discussion also relate to the compensation paid to or earned by Paul Riddlestone, our former Chief Operating Officer. Mr. Riddlestone’s employment with us terminated on January 10, 2017. Messrs. Reiss, Turlington and Riddlestone and Ms. Poriadjian-Asch are referred to collectively in this prospectus as our named executive officers.

Summary Compensation Table

The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers during fiscal 2017:

Name and principal position	Year	Salary ($)	Bonus ($) (1)	Option awards ($) (2)	Non-equity incentive plan compensation ($) (3)	All other compensation ($) (4)	Total ($)
Dani Reiss,(5)	2017	1,009,772	—	—	1,452,900	40,158	2,502,830
President & Chief Executive Officer	2016	1,020,180	150,000	—	600,000	421	1,770,601
Lee Turlington,(6)	2017	250,545	265,726	683,960	—	118,939	1,319,170
Chief Product Officer
Jacqueline Poriadjian-Asch,(7)	2017	262,115	165,416	427,419	—	322	855,272
Chief Marketing Officer
Paul Riddlestone,(8)	2017	228,102	159,712	—	—	2,705,715	3,093,529
Former Chief Operating Officer	2016	273,946	87,696	—	—	430	362,072

(1)	Amounts shown reflect the bonuses earned by our named executive officers in respect of the applicable fiscal year.
(2)	Amounts shown reflect the grant date fair value of options to purchase subordinate voting shares granted to Mr. Turlington and Ms. Poriadjian-Asch in fiscal 2017. The values were determined in accordance with IFRS 2 “Share-based Payment”.
(3)	Amounts shown reflect the non-equity incentive plan compensation earned by Mr. Reiss in respect of the applicable fiscal year.
(4)	Amounts shown include company-paid life insurance premiums of $430, $76, $322 and $430 paid on behalf of Mr. Reiss, Mr. Turlington, Ms. Poriadjian-Asch and Mr. Riddlestone, respectively. Amount shown for Mr. Reiss includes the incremental cost to the company of his health and welfare benefits ($100), his use of supplemental health coverage ($4,090) and complimentary jackets to which he was entitled in fiscal 2017 ($35,538). Amount shown for Mr. Turlington includes his accommodation and travel allowances ($115,764), described below under “Agreements with our Named Executive Officers”, as well as a foreign exchange conversion amount ($3,099) paid to Mr. Turlington, a U.S. employee, in fiscal 2017. Amount shown for Mr. Riddlestone includes severance paid in connection with his termination of employment, including a cashout of his accrued vacation and a cash payment in exchange for the cancellation of certain of his stock options.
(5)	Amount shown includes salary paid to Mr. Reiss as our President and Chief Executive Officer ($1,000,000) and fees paid in connection with his service on the board of Canada Goose International AG, a wholly-owned subsidiary of the company (aggregate of $9,772). Amount shown for board fees is in Canadian dollars, but was paid to Mr. Reiss in two equal payments in Swiss Francs (CHF). The exchange rate was calculated based on the daily noon exchange rate on each of July 25, 2016 and December 23, 2016 of C$1.00 = CHF 0.75 and C$1.00 = CHF 0.76, respectively, as published by the Bank of Canada.

(6)	Mr. Turlington commenced employment with the company on July 24, 2016. Prior to that date, he provided services to the company under a consulting agreement.
(7)	Ms. Poriadjian-Asch commenced employment with the company on April 25, 2016.
(8)	Mr. Riddlestone’s employment with the company terminated on January 10, 2017.

2017 Base Salaries

Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels reflect the executive’s title, experience, level of responsibility, and performance. Initial base salaries for our named executive officers were set forth in their employment agreements, as described below under “Agreements with our Named Executive Officers”. Messrs. Reiss and Turlington and Ms. Poriadjian-Asch received base salary increases, Mr. Reiss’s base salary increased to $1,020,000, Mr. Turlington’s base salary increased to US$357,000 and Ms. Poriadjian-Asch’s base salary increased to $300,000, in each case, effective as of April 1, 2017.

2017 Bonuses

Each named executive officer is (or was, in Mr. Riddlestone’s case) eligible to receive an annual bonus pursuant to his or her employment agreement, as described below under “Agreements with our Named Executive Officers”. Fiscal 2017 bonuses earned by Messrs. Reiss and Turlington and Ms. Poriadjian-Asch are reflected in the compensation table above. Mr. Riddlestone is eligible to receive a bonus in connection with the termination of his employment.

For fiscal 2017, Mr. Reiss was eligible to earn a target annual bonus equal to $750,000, based on the achievement of pre-established fiscal 2017 EBIT targets. Target EBIT was approved by our board of directors at the beginning of fiscal 2017 in connection with the annual budgeting process, with target EBIT set at $61.734 million and payout of Mr. Reiss’s bonus being earned at 100% upon achievement of EBIT of 100% of target. No portion of Mr. Reiss’s bonus was eligible to be earned if EBIT was determined to have been achieved at 85% or less below target. Achievement of EBIT between 85% of target and less than 100% of target would have resulted in Mr. Reiss’s bonus being earned on a straight-line basis between 0% and 100%. Achievement of EBIT above 100% of target would have resulted in the EBIT component of Mr. Reiss’s bonus being earned at 100% of target plus 4.4% of target for each 1% over target EBIT. Our board of directors determined that Mr. Reiss earned a fiscal 2017 bonus of 194% of target based on a deemed achievement of 2017 EBIT, as adjusted, of 121% of target.

Mr. Turlington and Ms. Poriadjian-Asch were eligible to earn annual bonuses for fiscal 2017 under a broad-based annual bonus plan for salaried employees targeted at 40% of their base salaries, respectively. Bonuses were eligible to be earned under the plan based on the achievement of pre-established EBIT targets and a participant’s individual performance review for fiscal 2017. Target EBIT for purposes of our fiscal 2017 annual bonus plan was determined the same as for Mr. Reiss, with target EBIT also set at $61.734 million. No bonuses were eligible to be paid under the plan for achievement of EBIT at less than 80% of target or an individual performance rating of “needs immediate improvement”. Upon achievement of EBIT of at least 80% of target, a participant could receive an annual bonus of between 0% and 192% of his or her targeted bonus, depending on an individual performance rating of “exceptional,” “leading,” “tracking,” or “inconsistent,” with ranges of bonuses as a percentage of target eligible to be earned at each performance rating. Mr. Turlington and Ms. Poriadjian-Asch were determined to earn fiscal 2017 bonuses each equal to 143% of target, respectively.

Under an agreement between the company and Mr. Riddlestone, described below, Mr. Riddlestone was eligible to receive a lump sum amount in respect of his fiscal 2017 bonus under the annual bonus plan within an assumed annual performance rating of “leading”.

Equity-Based Compensation

Mr. Turlington and Ms. Poriadjian-Asch were our only named executive officers granted equity awards in fiscal 2017. In April 2016, each was granted options to purchase our subordinate voting shares.

One-third of Mr. Turlington’s award is eligible to vest on each of the first, second and third anniversaries of the grant date, subject to the achievement of certain performance milestones tied to product development and organization. One-third of Ms. Poriadjian-Asch’s award is subject to time-based vesting, and two-thirds is subject to time-based and performance-based vesting, with the performance-based component tied to the achievement by Bain Capital of certain returns on its investment in Canada Goose.

The options granted to Mr. Turlington will vest in full upon a change of control, subject to his continued employment through such date. The time-based vesting options and the time-vesting component of the options subject to time-based and performance-based vesting held by Ms. Poriadjian-Asch will accelerate in full upon a change of control, subject to her continued employment through such date.

Employee Benefits

Our full-time employees, including our named executive officers, are eligible to participate in our health and welfare benefit plans, which include medical, dental, vision, basic and dependent life, supplemental life, accidental death, dismemberment and specific loss, long-term disability, and optional critical illness insurance. Employees are also eligible to receive continuing education support and to participate in our employee purchase program, which allows employees to purchase a specified number of jackets and accessories at 50% of the manufacturer’s suggested retail price. Our named executive officers, other than Mr. Turlington, participate in these plans on a slightly better basis than other salaried employees, including in some instances with slightly lower deductibles, better cost-sharing rates and the ability to purchase supplemental health coverage. Our named executive officers, other than Mr. Reiss, are also entitled to three complimentary jackets each calendar year. Mr. Reiss is entitled to 100 complimentary jackets each calendar year

Retirement Plans

In fiscal 2017, none of our named executive officers participated in a retirement plan sponsored by Canada Goose. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.

Agreements with our Named Executive Officers

We have entered into an employment agreement with each of our named executive officers. The terms of the agreements are as follows.

Compensation and Bonus Opportunities

Under his amended and restated employment agreement, effective March 9, 2017, Mr. Reiss is entitled to an annual base salary of $1,000,000, subject to annual review and increase by our board of directors. Mr. Reiss is also eligible for an annual incentive bonus targeted at 75% of his annual base salary. The employment agreement also provides for participation by Mr. Reiss in our long-term equity incentive plans.

Under his employment agreement, effective March 16, 2016, Mr. Turlington is entitled to an annual base salary of US$350,000, subject to annual review and increase. Mr. Turlington is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of his annual base salary and potential payouts ranging from 0% to 160% of his targeted annual bonus (or, based on current plan terms, up to 192 % of his targeted annual bonus). Mr. Turlington’s employment agreement further provides for reimbursement of up to

$60,000 per year for accommodations and reasonable transportation while in Toronto for Canada Goose business, as well as a travel allowance of up to $30,000 for Mr. Turlington and his family to travel between their home in the United States and Toronto.

Under her employment agreement, effective March 28, 2016, Ms. Poriadjian-Asch is entitled to an annual base salary of $290,000, subject to annual review. Ms. Poriadjian-Asch is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of her annual base salary and potential payouts ranging from 0% to 160% of her targeted annual bonus (or, based on current plan terms, up to 192 % of her targeted annual bonus).

Under his employment agreement, effective October 21, 2010 and which terminated in connection with the termination of his employment on January 10, 2017, Mr. Riddlestone was entitled to an annual base salary of $190,000, subject to bi-annual review. Pursuant to his employment agreement, Mr. Riddlestone was also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 15% of his annual base salary and an additional 5% of annual base salary based on achievement of our gross margin goals.

Messrs. Reiss and Turlington and Ms. Poriadjian-Asch each received a base salary increase in fiscal 2017 as described above under “2017 Base Salaries” and continue to have a target annual incentive bonus at the same level as specified in their employment agreements. As of his separation date, Mr. Riddlestone’s annual base salary had since increased to $280,000 and his target annual incentive bonus had since increased to 40% of his annual base salary.

Severance

If Mr. Reiss’s employment were terminated by us without cause or he resigned for good reason, he would be entitled to (i) a severance amount representing two times Mr. Reiss’s annual base salary plus two times the average amount of the annual bonus earned by Mr. Reiss in the two complete fiscal years preceding the date of his termination of employment, (ii) a pro rata bonus amount for the year in which the termination occurs, based on the actual bonus amount paid in the prior year and (iii) continued participation in our benefit plans for a period of 24 months following the date of termination of employment.

If Mr. Turlington’s employment were terminated by us without cause, he would be entitled to base salary continuation for one year, as well as continuation of his insured benefits (other than disability coverage and global medical coverage) for one year. In addition, he would be entitled to receive a bonus in respect of the fiscal year in which he receives notice of termination, pro-rated for the number of whole or partial months that he is employed by us during that fiscal year up until the date on which he receives notice of termination, so long as all bonus criteria are otherwise met by him and by Canada Goose.

If Ms. Poriadjian-Asch’s employment were terminated by us without cause, she would be entitled to notice or pay in lieu of notice and benefits continuance equal to six months’ notice as well as continuation of her insured benefits (other than disability coverage and global medical coverage) for six months.

Mr. Riddlestone’s employment agreement provided that we may terminate his employment without cause by providing notice or pay in lieu of notice and benefits continuance in accordance with the provisions of applicable employment standards legislation. In connection with Mr. Riddlestone’s departure, we terminated his employment agreement and entered into a new settlement agreement. The Termination Letter and the Settlement Agreement are filed as exhibits 10.23 and 10.24 to the registration statement relating to our IPO. In addition, the portion of his options subject to time-based vesting that were vested as of the termination date remain outstanding and exercisable upon the earlier of (i) 15 months after the date of his termination of employment and (ii) the termination of all lock-up periods applicable to any shareholders or other beneficial owners of our securities in connection with our IPO, while the portion of his options subject to both time-based and performance-based vesting were cancelled in exchange for a cash payment of $2,647,885.

Restrictive Covenants

Under his employment agreement, Mr. Reiss is subject to non-competition obligations during and for one year following his termination of employment, restrictions on soliciting our customers, prospective customers, employees or consultants during and for two years following his termination of employment, as well as intellectual property assignment and confidentiality obligations.

Under his employment agreement, Mr. Turlington is subject to non-competition obligations during and for two years following his termination of employment, restrictions on soliciting our customers or employees for two years following his termination of employment, intellectual property assignment obligations during and for two years following his termination of employment, and confidentiality obligations.

Under her employment agreement, Ms. Poriadjian-Asch is subject to non-competition obligations during and for one year following her termination of employment, restrictions on soliciting our customers or employees for one year following her termination of employment, intellectual property assignment obligations during and for six months following her termination of employment, and confidentiality obligations.

Under his employment agreement, Mr. Riddlestone is subject to non-competition obligations during and for one year following his termination of employment, restrictions on soliciting our customers or employees for one year following his termination of employment, intellectual property assignment obligations during and for one year following his termination of employment, and confidentiality obligations.

In addition, as a condition to receiving his Canada Goose Holdings Inc. option awards, Mr. Riddlestone entered into a restrictive covenant agreement binding him to non-competition obligations with respect to our business beginning on the first date on which any options granted pursuant to the award vest and continuing for 12 months following his termination of employment, restrictions on soliciting customers, prospective customers, employees and independent contractors beginning on the first date on which any options granted pursuant to the award vest and continuing for 24 months following his termination of employment, as well as confidentiality obligations during and after his employment with us.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by our named executive officers as of March 31, 2017.

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Dani Reiss	—	—	—	—	—
Lee Turlington (1)	—	—	253,773	4.62	4/1/2026
Jacqueline Poriadjian-Asch (2)	—	52,862	105,725	4.62	4/25/2026
Paul Riddlestone (3)	148,364	—	—	0.19	4/17/2024

(1)

Mr. Turlington was granted 192,664 options to purchase Class B Common Shares and 288,998 options to purchase Class A Preferred Shares on April 1, 2016, which options were exchanged for options to purchase 253,773 subordinate voting shares in connection with a recapitalization of the company’s authorized and outstanding share capital on December 2, 2016 (the “Recapitalization”). His options are subject to both time-based and performance-based vesting, with one-third of his options becoming eligible to vest on each of the first, second and third anniversary of the grant date, provided that the performance milestones described in the award agreement are met prior to the applicable vesting date. The performance milestones include specific product development and organization goals. The vesting of Mr. Turlington’s options will accelerate in full upon a change of control.
(2)	Ms. Poriadjian-Asch was granted 120,400 options to purchase Class B Common Shares and 180,599 options to purchase Class A Preferred Shares on April 25, 2016, which options were exchanged for 158,587 options to purchase subordinate voting shares in connection with the Recapitalization. One-third of her options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (“Poriadjian-Asch Time-Based Options”). The remaining two-thirds of her options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (“Poriadjian-Asch Performance-Based Options”). The Poriadjian-Asch Performance-Based Options are subject to the same time-based vesting schedule as the Poriadjian-Asch Time-Based Options. The Poriadjian-Asch Time-Based Options and the time-vesting component of the Poriadjian-Asch Performance-Based Options will accelerate in full upon a change of control.
(3)	Mr. Riddlestone’s options to purchase subordinate voting shares were fully vested as of the last day of fiscal 2017, but, pursuant to his separation agreement with Canada Goose, may not be exercised until the earlier of the date that is fifteen months after his separation date and the date on which all lock-up periods relating to our IPO that are applicable to any of our shareholders or any other beneficial owners of our securities have expired.

Director Compensation

Other than Mr. Reiss, whose compensation is included with that of our other named executive officers, only Mr. Gunn and Mr. Huët received compensation for their services during fiscal 2017. Canada Goose does not compensate representatives of Bain Capital for their service on our board. The following table sets forth information concerning the compensation paid by the company to Messrs. Gunn and Huët in fiscal 2017:

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)	Total ($)
Stephen Gunn	16,935	237,285	254,220
Jean-Marc Huët	12,179	237,285	249,464

(1)	Represents fees earned in fiscal 2017.
(2)	Amount shown reflects the grant date fair value of options to purchase subordinate voting shares granted to Messrs. Gunn and Huët in fiscal 2017. The value was determined in accordance with IFRS 2. As of March 31, 2017, the aggregate number of options held by each of Mr. Gunn and Mr. Huët was 55,555.

Messrs. Gunn and Huët were appointed to our board of directors on February 1, 2017. As compensation for service on our board of directors, the company pays Messrs. Gunn and Huët fees of $90,000 per year and $75,000 per year, respectively. In addition, on February 1, 2017, as compensation for service on our board of directors, we granted each of Messrs. Gunn and Huët 55,555 options to purchase our subordinate voting shares.

One-third of Mr. Gunn’s options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (“Gunn Time-Based Options”). The remaining two-thirds of his options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (“Gunn Performance-Based Options”). The Gunn Performance-Based Options are subject to the same time-based vesting schedule as the Gunn Time-Based Options. The Gunn Time-Based Options and the time-vesting component of the Gunn Performance-Based Options will accelerate in full upon a change of control.

One-third of Mr. Huët’s options are subject to time-based vesting of 40% on January 1, 2019 and 20% on each of January 1, 2020, 2021 and 2022 (“Huët Time-Based Options”). The remaining two-thirds of his options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (“Huët Performance-Based Options”). The Huët Performance-Based Options are subject to the same time-based vesting schedule as the Huët Time-Based Options. The Huët Time-Based Options and the time-vesting component of the Huët Performance-Based Options will accelerate in full upon a change of control.

John Davison was appointed to our board of directors on May 1, 2017. He began rendering services for the company in fiscal 2018 and is not included in the above director compensation table for fiscal 2017. As compensation for service on our board, the company has agreed to pay Mr. Davison an annual fee of $75,000. He is eligible to receive an initial award of options to purchase our subordinate voting shares on May 31, 2017, valued at $300,000, and, after one year of service, he will be entitled to receive an annual award valued at $100,000 for his service commencing on May 31, 2018.

Equity Incentive Plans

In December 2013, we established the Canada Goose Holdings Inc. Stock Option Plan. In this prospectus, we refer to this plan as the Legacy Option Plan. In connection with our IPO, we amended our Legacy Option Plan such that outstanding options granted under the Legacy Option Plan became exercisable for subordinate voting shares, and no further awards will be made under the Legacy Option Plan. In connection with our IPO, we adopted an omnibus incentive plan (referred to as the Omnibus Incentive Plan) which allows our board of directors to grant long-term equity-based awards to eligible participants. We refer herein to our Legacy Option Plan and our Omnibus Incentive Plan collectively as the equity incentive plans.

Omnibus Incentive Plan

The Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to our directors, executive officers, employees and consultants, including options, share appreciation rights, unvested shares and restricted share units, collectively referred to as awards. Our board of directors is responsible for administering the Omnibus Incentive Plan, and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the Omnibus Incentive Plan.

Our board of directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom awards shall be granted and determine, if applicable, the number of subordinate voting shares to be covered by such awards and the terms and conditions of such awards. Upon the adoption of the Omnibus Incentive Plan, the number of subordinate voting shares reserved for issuance under the Omnibus Incentive Plan was equal to 4,600,340 subordinate voting shares and the number of subordinate voting shares reserved for issuance under the Legacy Option Plan was equal to 5,899,660 subordinate voting shares (representing in aggregate 10,500,000 subordinate voting shares or approximately 10% of the issued and outstanding subordinate voting shares and multiple voting shares as of the closing of our IPO). Subordinate voting shares underlying options terminated, surrendered or cancelled under the Legacy Option Plan are available for issuance under the Omnibus Incentive Plan. If an outstanding award expires or is terminated, surrendered or cancelled for any reason without having been exercised or settled in full, or if subordinate voting shares acquired pursuant to an award subject to forfeiture are forfeited, the subordinate voting shares covered by such award, if any, will again be available for issuance under the Omnibus Incentive Plan. Subordinate voting shares will not be deemed to have been issued pursuant to the Omnibus Incentive Plan with respect to any portion of an award that is settled in cash.

Individual Limits. The maximum number of shares for which options may be granted and the maximum number of shares subject to share appreciation rights which may be granted to any person in any fiscal year is, in each case, 200,000 shares. The maximum number of shares subject to other awards which may be granted to any person in any fiscal year is 200,000 shares. The maximum amount that may be paid to any person in any fiscal year with respect to cash awards is $500,000 and with respect to cash awards with a performance period longer than one year is $1,000,000.

Non-Employee Director Limits. The maximum aggregate grant date fair value, as determined in accordance with IFRS 2, of awards granted to any non-employee director for service as a director pursuant to the Omnibus Incentive Plan during any fiscal year, together with any other fees or compensation paid to such director outside of the Omnibus Incentive Plan for services as a director may not exceed $500,000 (or, in the fiscal year of any director’s initial service, $750,000).

Insider Participation Limit. The aggregate number of subordinate voting shares issuable to insiders and their associates at any time under the Omnibus Incentive Plan, the Legacy Option Plan or any other proposed or established share compensation arrangement, shall not exceed 10% of the issued and outstanding subordinate voting shares and multiple voting shares, and the aggregate number of subordinate voting shares issued to insiders and their associates under the Omnibus Incentive Plan, the Legacy Option Plan or any other proposed or established share compensation arrangement within any one-year period shall not exceed 10% of the issued and outstanding subordinate voting shares and multiple voting shares.

Options. All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by our board of directors at the time of grant, which shall not be less than the market price of the subordinate voting shares on the date of the grant. For purposes of the Omnibus Incentive Plan, the market price of the subordinate voting shares as at a given date shall be the volume weighted average trading price on the TSX for the five trading days before such date.

Subject to any vesting conditions, an option shall be exercisable during a period established by our board of directors which shall not be more than ten years from the grant date of the option. The Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Share Appreciation Rights. For share appreciation rights granted under the Omnibus Incentive Plan, the participant, upon exercise of the share appreciation right, will have the right to receive a number of subordinate voting shares equal in value to the excess of: (a) the market price of a subordinate voting share on the date of exercise over (b) the grant price of the share appreciation right as determined by the board of directors, which grant price cannot be less than the market price of a subordinate voting share on the date of grant. Subject to any vesting conditions imposed by our board of directors, a share appreciation right shall be exercisable during a period established by our board of directors which shall not be more than ten years from the date of the granting of the share appreciation right. The Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Unvested Shares. Our board of directors is authorized to grant awards of subordinate voting shares subject to vesting conditions to eligible persons under the Omnibus Incentive Plan. The subordinate voting shares awarded with vesting conditions will be subject to such restrictions and other conditions as our board of directors may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the board of directors determines (and, thereupon, the subordinate voting shares awarded would not be subject to any different restrictions or conditions from the other subordinate voting shares of the company).

Restricted Share Units. Our board of directors is authorized to grant restricted share units evidencing the right to receive subordinate voting shares (issued from treasury or purchased on the open market), cash based on the value of a subordinate voting share or a combination thereof at some future time to eligible persons under the Omnibus Incentive Plan. The delivery of the subordinate voting shares or cash may be subject to the satisfaction of performance conditions or other vesting conditions.

Performance Criteria. The Omnibus Incentive Plan provides that grants of awards under the Omnibus Incentive Plan may be made based upon, and subject to achieving, “performance criteria” over a specified performance period. Performance criteria with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) (“Section 162(m)”) of the Internal Revenue Code of 1986, as amended (the “Code”) are limited to an objectively determinable measure or objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; net sales; sales by location or store type; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, and/or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; operating efficiencies; operating income; net income; share price; shareholder return; sales of particular products or services; customer acquisition or retention; buyer contribution; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), our board of directors (or a committee of the board that meets certain requirements of Section 162(m)) may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to an award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance objectives.

Adjustments. In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the subordinate voting shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, our board of directors shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.

Trigger Events; Change of Control. The Omnibus Incentive Plan provides that certain events, including termination for cause, resignation, termination other than for cause, retirement, death or disability, may trigger forfeiture or reduce the vesting period, where applicable, of the award, subject to the terms of the participant’s agreement. A participant’s grant agreement or any other written agreement between a participant and us may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Our board of directors may at its discretion accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any award, provided that the period during which an option or a share appreciation right is exercisable does not exceed ten years from the date such option or share appreciation right is granted or that the restriction period relating to a restricted share unit does not exceed three years. Similarly, in the event of a change of control, our board of directors will have the power, in its sole discretion, to modify the terms of the Omnibus Incentive Plan and/or the awards granted thereunder (including to cause the vesting of all unvested awards) to assist the participants to tender into a take-over bid or any other transaction leading to a change of control. In such circumstances, our board of directors shall be entitled to, in its sole discretion, provide that any or all awards shall terminate, provided that any such outstanding awards that have vested shall remain exercisable until consummation of such change of control, and/or permit participants to conditionally exercise awards.

Amendments and Termination. Our board of directors may suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders, the NYSE, the TSX or any other regulatory body having authority over our company, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Omnibus Incentive Plan, provided however, subject to any applicable rules of the NYSE and the TSX, the board of directors may from time to time, in its absolute discretion and without the approval of shareholders, make, amongst others, the following amendments to the Omnibus Incentive Plan or any outstanding award:

•	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;

•	any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award;

•	any amendment regarding the effect of termination of a participant’s employment or engagement;

•	any amendment which accelerates the date on which any option or share appreciation right may be exercised under the Omnibus Incentive Plan;

•	any amendment to the definition of an eligible person under the Omnibus Incentive Plan;

•	any amendment necessary to comply with applicable law or the requirements of the NYSE, the TSX or any other regulatory body;

•	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

•	any amendment regarding the administration of the Omnibus Incentive Plan;

•	any amendment to add or amend provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback; and

•	any other amendment that does not require the approval of the holders of subordinate voting shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

For greater certainty, our board of directors shall be required to obtain shareholder approval to make the following amendments:

•	any increase in the maximum number of subordinate voting shares that may be issuable pursuant to the Omnibus Incentive Plan;

•	except for adjustments permitted by the Omnibus Incentive Plan, any reduction in the exercise price of an option or share appreciation right or any cancellation of an option or share appreciation right and replacement of such option or share appreciation right with an option or share appreciation right with a lower exercise price, to the extent such reduction or replacement benefits an insider;

•	any extension of the term of an award beyond its original expiry time to the extent such amendment benefits an insider;

•	any increase in the maximum number of subordinate voting shares that may be issuable to insiders pursuant to the insider participation limit; and

•	any amendment to the amendment provisions of the Omnibus Incentive Plan.

Except as specifically provided in an award agreement approved by our board of directors, awards granted under the Omnibus Incentive Plan are generally not transferable other than by will or the laws of descent and distribution.

We currently do not provide any financial assistance to participants under the Omnibus Incentive Plan.

Legacy Option Plan

We have previously granted options to acquire Class B Common Shares and Class A Junior Preferred Shares to certain directors, officers and employees under the Legacy Option Plan. In connection with the Recapitalization, such options became options to acquire Class A Common Shares under the Legacy Option Plan. In connection with our IPO, the Legacy Option Plan was amended such that options to acquire Class A Common Shares constitute options to purchase an equal number of subordinate voting shares at the same exercise price, once the applicable options are otherwise vested and exercisable. The following discussion is qualified in its entirety by the full text of the Legacy Option Plan. No additional options will be granted under the Legacy Option Plan.

The Legacy Option Plan allows for the grant of options to our directors, officers and full-time and part-time employees and those of our affiliates. Our board of directors is responsible for administering the Legacy Option Plan and has the sole and complete authority, in its sole discretion, to determine the individuals to whom options may be granted and to grant options in such amounts and, subject to the provisions of the plan, on such terms and conditions as it determines including: (i) the time or times at which options may be granted, (ii) the exercise price, (iii) the time or times when each option vests and becomes exercisable and the duration of the exercise period (provided however that the exercise period may not exceed 10 years), (iv) whether restrictions or limitations are to be imposed on the shares underlying options and the nature of such restrictions or limitations and (v) any acceleration of exercisability or waiver of termination regarding any option.

Pursuant to the Legacy Option Plan, the aggregate number of shares that may be issued pursuant to the exercise of options cannot represent more than 5,899,660 subordinate voting shares, which is equal to the number of subordinate voting shares underlying outstanding options under the Legacy Option Plan as of the date of amendment. Following completion of our IPO, the subordinate voting shares issuable upon exercise of such options represented, in the aggregate, approximately 6% of the aggregate number of subordinate voting shares and multiple voting shares issued and outstanding.

An option granted under the Legacy Option Plan is exercisable no later than ten years after the date of grant. In order to facilitate the payment of the exercise price of the options, the Legacy Option Plan allows for the participant to surrender options in order to “net exercise”, subject to the procedures set out in the Legacy Option Plan, including the consent of our board of directors.

Trigger Events; Change of Control. The Legacy Option Plan provides that certain events, including termination for cause, termination without cause, retirement, disability or death, may trigger forfeiture or reduce the vesting period, where applicable, of the option, subject to the terms of the participant’s agreement. Our board of directors may, in its discretion, at any time prior to or following such events, permit the exercise of any or all options held by the optionee in the manner and on the terms authorized by the board of directors, provided that the board of director cannot, in any case, authorize the exercise of an option beyond the expiration of the exercise period of the particular option. Otherwise, options granted may generally only be exercised during the lifetime of the optionee by such optionee personally. The Legacy Option Plan also provides that, in connection with a subdivision or consolidation of our shares or any other capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), our board of directors may make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of an amalgamation, combination, plan of arrangement, merger or other reorganization, including by sale or lease of assets or otherwise, or of the payment of an extraordinary dividend, our board of directors may also make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of certain change of control transactions, our board of directors may (i) provide for substitute or replacement options of similar value from, or the assumption of outstanding options by, the acquiring or surviving entity or one or more of its affiliates; (ii) provide that all options shall terminate, provided that any outstanding vested options shall remain exercisable until consummation of such change of control transaction or (iii) accelerate the vesting of any or all outstanding options.

Amendments and Termination. Our board of directors may, without notice, at any time from time to time, amend, suspend or terminate the Legacy Option Plan or any provisions hereof in such respects as it, in its sole discretion, determines appropriate, except that it may not without the consent of the optionee (or the representatives of his or her estate) materially alter or impair any rights or obligations arising from any option previously granted to such optionee under the Legacy Option Plan that remains outstanding.

Recapitalization. As a result of the Recapitalization, all of the outstanding options under the Legacy Option Plan became options to acquire Class A Common Shares thereunder. As of March 31, 2017, options to acquire a total of 5,810,777 subordinate voting shares are outstanding under the Legacy Option Plan.

In connection with our IPO, the Legacy Option Plan was amended and restated to, among other things, include terms and conditions required by the TSX for a stock option plan and to mirror the terms of the Omnibus Incentive Plan summarized above under “—Omnibus Incentive Plan” to the extent applicable to a “legacy” stock option plan under similar circumstances. For additional information relating to options outstanding under the Legacy Option Plan, see “Description of Share Capital—Options to Purchase Securities.”

Employee Share Purchase Plan

In connection with our IPO, we adopted an employee share purchase plan, or ESPP, pursuant to which eligible employees will be able to acquire subordinate voting shares in a convenient and systematic manner through payroll deductions. The following discussion is qualified in its entirety by the full text of the ESPP.

Unless otherwise determined by our board of directors, participation in the ESPP will be open to employees of Canada Goose in Canada and the United States who are customarily employed for at least 20 hours per week and more than five months in any calendar year. We currently intend to allow participation in the ESPP only by employees who are not employed in a director-level capacity or more senior capacity. Participation in the ESPP will be voluntary. Eligible employees will be able to contribute up to 10% of their gross base earnings for purchases under the ESPP and we will match up to one half of the contributions made by such employees.

At our option, subordinate voting shares purchased under the ESPP will be issued from treasury at the market price of the subordinate voting shares on such date or acquired through open market purchases, in each case in accordance with all applicable laws and the terms and conditions of the ESPP. For the purposes of the ESPP, the market price of the subordinate voting shares as at a given date shall be the closing price on TSX or the NYSE, depending on the currency in which the employee’s compensation is paid, on the trading day preceding such date. The number of subordinate voting shares reserved for issuance under the ESPP is equal to 500,000 subordinate voting shares (representing less than 1% of the issued and outstanding subordinate voting shares and multiple voting shares as of the closing of our IPO). Under the ESPP, subordinate voting shares acquired by eligible employees will be required to be held for a period of one year.

The ESPP is administered by our board of directors, which may delegate its authority thereunder as contemplated by the ESPP. Our board of directors will have the authority, in the case of special dividends or distributions, specified reorganizations and other transactions, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of subordinate voting shares which have been authorized for issuance under the ESPP. Our board of directors has the right to amend, suspend or terminate the ESPP, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). Subject to certain exceptions, our board of directors is entitled to make amendments to the ESPP without shareholder approval.

Certain Relationships and Related Party Transactions

Review, Approval or Ratification of Transactions with Related Parties

We have implemented formal policies and procedures for the review, approval or ratification of related-party transactions that may be required to be reported under the disclosure rules applicable to us. As of the date of this prospectus, such transactions, if and when they are proposed or have occurred, are reviewed by one or more of the board of directors, audit committee or the compensation committee (other than the directors or committee members involved, if any) on a case-by-case basis, depending on whether the nature of the transaction would otherwise be under the purview of the audit committee, the compensation committee or the board of directors.

Investor Rights Agreement

In connection with our IPO, we entered into an Investor Rights Agreement with Bain Capital and DTR LLC, an entity indirectly controlled by our President and Chief Executive Officer (the “Investor Rights Agreement”).

The following is a summary of certain registration rights and nomination rights of our principal shareholders (including their permitted affiliates and transferees) under the Investor Rights Agreement, which summary is not intended to be complete. The following discussion is qualified in its entirety by the full text of the Investor Rights Agreement.

Registration Rights

Pursuant to the Investor Rights Agreement, Bain Capital is entitled to certain demand registration rights which enable it to require us to file a registration statement and/or a Canadian prospectus and otherwise assist with public offerings of subordinate voting shares (including subordinate voting shares issuable upon conversion of multiple voting shares) under the Securities Act and applicable Canadian securities laws, in accordance with the terms and conditions of the Investor Rights Agreement. DTR LLC is entitled to similar demand registration rights at such time as Bain Capital no longer holds securities subject to registration rights, as well as certain incidental registration rights in connection with demand registrations initiated by Bain Capital, and Bain Capital and DTR LLC is entitled to certain “piggy-back” registration rights in the event that we propose to register securities as part of a public offering.

We are entitled to postpone or suspend a registration request for a period of up to 60 days during any 12-month period where such registration request would require us to make any adverse disclosure. In addition, in connection with an underwritten offering, the number of securities to be registered thereunder may be limited, for marketing reasons, based on the opinion of the managing underwriter or underwriters for such offering.

All costs and expenses associated with any demand registration or “piggy-back” registration will be borne by us other than underwriting discounts, commissions and transfer taxes, if any, attributable to the sale of the subordinate voting shares (including following the conversion of multiple voting shares) by the applicable selling shareholder. We will also be required to provide indemnification and contribution for the benefit of Bain Capital and DTR LLC and their respective affiliates and representatives in connection with any demand registration or “piggy-back” registration.

As a result of the lock-up restrictions described under “Shares Eligible for Future Sale—Lock-up Restrictions,” the demand and incidental registration rights granted pursuant to the Investor Rights Agreement are not exercisable, unless a waiver of the applicable lock-up restrictions is obtained, during a period of 90 days after the date of this prospectus.

Nomination Rights

Pursuant to the Investor Rights Agreement, Bain Capital is initially entitled to designate 50% of our directors (rounding up to the next whole number) and will continue to be entitled to designate such percentage of our directors for so long as it holds at least 40% of the number of subordinate voting shares and multiple voting shares outstanding, provided that this percentage will be reduced (i) to the greater of one director or 30% of our directors (rounding up to the next whole number) once Bain Capital holds less than 40% of the subordinate voting shares and multiple voting shares outstanding, (ii) to the greater of one director or 10% of our directors (rounding up to the next whole number) once Bain Capital holds less than 20% of the subordinate voting shares and multiple voting shares outstanding, and (iii) to none once Bain Capital holds less than 5% of the subordinate voting shares and multiple voting shares outstanding. DTR LLC is entitled to designate one director for as long as it holds 5% or more of the subordinate voting shares and multiple voting shares outstanding.

The nomination rights contained in the Investor Rights Agreement provide that Bain Capital and DTR LLC, at the relevant time, will cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Investor Rights Agreement.

Management Agreement

In connection with the Acquisition, on December 9, 2013 we entered into a Management Agreement with certain affiliates of Bain Capital, L.P., (the “Manager”) for a term of five years, pursuant to which the Manager provides us with certain business consulting services. In exchange for these services, we paid the Manager a quarterly fee equal to four-tenths of one percent (0.4%) of our total revenue generated during the calendar quarter beginning six months prior to such payment date, not to exceed $2 million per year. In addition, the Manager was entitled to a transaction fee in connection with any financing, acquisition, disposition or change of control transaction. The fees paid for these services, including transaction fees in connection with the Acquisition, were $10.3 million, $1.1 million, $0.9 million and $1.4 million, respectively for fiscal 2017, fiscal 2016, fiscal 2015 and fiscal 2014. We also reimbursed the Manager for out-of-pocket expenses incurred in connection with the provision of the services. The Management Agreement included customary exculpation and indemnification provisions in favor of the Manager and its affiliates. The Management Agreement terminated pursuant to its terms upon the consummation of our IPO, at which time we paid the Manager a lump sum amount of $9.6 million. The indemnification and exculpation provisions in favor of the Manager survived such termination.

Promissory Notes and Continuing Subscription Agreement

In connection with the Acquisition, on December 9, 2013, we (i) issued a Senior Convertible Subordinated Note and a Junior Convertible Subordinated Note to Bain Capital, (the “Subordinated Promissory Notes”), and (ii) entered into a Continuing Subscription Agreement with Bain Capital. The Senior Convertible Subordinated Note was issued in the amount of $79.7 million, and bearing interest at a rate of 6.7% per year. Any accrued and unpaid interest on the principal amount of each Subordinated Promissory Note was payable in cash annually on the last business day of November each year. Pursuant to the Continuing Subscription Agreement, a substantial portion of the interest paid to Bain Capital on the Subordinated Promissory Notes each year was reinvested in the form of (i) a subscription for Class A Junior Preferred Shares and (ii) an additional loan under the Junior Convertible Subordinated Note. As a result, since December 9, 2013, we issued an aggregate of 3,426,892 Class A Junior Preferred Shares, for an aggregate subscription price of $3,726,904, and borrowed the aggregate amount of $5,590,354 under the Junior Convertible Subordinated Note, also bearing interest at a rate of 6.7% per year. In connection with the Recapitalization, on December 2, 2016 the entire unpaid principal and accrued interest amounts were repaid, all issued and outstanding Class A Junior Preferred Shares were redeemed and the Continuing Subscription Agreement was terminated. See “Recapitalization.”

Promissory Note from DTR LLC

As part of our Recapitalization, we received a non-interest bearing promissory note in the amount of $63.6 million from DTR LLC, an entity indirectly controlled by our President and Chief Executive Officer, (the “DTR Promissory Note”). The DTR Promissory Note was secured by a pledge of 63,576,003 Class D Preferred Shares held by DTR LLC. On January 31, 2017, all of our Class D Preferred Shares were redeemed by the company in exchange for the cancellation of the DTR Promissory Note.

Interest of Management and Others in Material Transactions

Except as set out above or described elsewhere in this prospectus, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date in this prospectus that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Indebtedness of Directors, Executive Officers and Employees

Except as set out above or described elsewhere in this prospectus, as of the date of this prospectus, none of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries, except, as the case may be, for routine indebtedness as defined under applicable securities legislations.

Principal and Selling Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of June 12, 2017, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares, which includes certain of the selling shareholders;

•	each of the other selling shareholders;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

The percentage of voting shares beneficially owned is computed on the basis of 83,308,154 multiple voting shares and 23,394,725 subordinate voting shares outstanding as of June 12, 2017, and takes into account the issuance of subordinate voting shares to be sold by the selling shareholders in this offering that are issuable upon exercise of outstanding options held by such selling shareholders and the conversion of multiple voting shares to subordinate voting shares in connection with charitable gifting contributions to certain selling shareholders. Shares that a person has the right to acquire within 60 days of this offering are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Canada Goose Holdings Inc., 250 Bowie Avenue, Toronto, Ontario, Canada, M6E 4Y2.

	Shares Beneficially Owned Prior to the Offering				% of Total Voting Power Before Offering(1)	Number of Subordinate Voting Shares Offered(2)	Shares Beneficially Owned After the Offering				% of Total Voting Power After Offering(1)(2)
(Name of beneficial owner)	Subordinate Voting Shares		Multiple Voting Shares				Subordinate Voting Shares		Multiple Voting Shares
	Number	Percentage	Number	Percentage			Number(3)	Percentage	Number	Percentage
5% shareholders:
Bain Capital Entity (4)	—	—	56,214,954	69.2%	67.1%	8,451,212	—	—	47,763,742	67.4%	64.1%
										(67.4%)	(64.1%)
Dani Reiss (5)	—	—	24,992,446	30.8%	29.8%	1,862,112	—	—	23,130,334	32.6%	31.1%
										(32.6%)	(31.1%)
Adage Capital Partners, L.P. (6)	1,631,000	6.4%	—	—	*	—	1,631,000	4.5%	—	—	*
FMR LLC (7)	2,865,400	11.2%	—	—	*	—	2,865,400	8.0%	—	—	*
Lord Abbett Developing Growth Fund, Inc. (8)	1,305,424	5.1%	—	—	*	—	1,305,424	3.6%	—	—	*
Directors and named executive officers:
Joshua Bekenstein (9)	—	—	—	—	—	—	—	—	—	—	—
Ryan Cotton (9)	—	—	—	—	—	—	—	—	—	—	—
Stephen Gunn	29,400	*	—	—	*	—	29,400	*	—	—	*
Jean-Marc Huët	25,000	*	—	—	*	—	25,000	*	—	—	*
John Davison	—	—	—	—	—	—	—	—	—	—	—
Jacqueline Poriadjian-Asch	—	—	—	—	—	—	—	—	—	—	—
Lee Turlington	84,591	*	—	—	*	—	84,591	*	—	—	*
Paul Riddlestone	—	—	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (19 persons)	1,106,424	4.3%	24,992,446	30.8%	30.0%	1,948,034	1,020,502	2.8%	23,130,334	32.6%	31.2%
Other Selling Shareholders:
Carrie Baker (10)	91,300	*	—	—	*	5,000	86,300	*	—	—	*
											(*	)
John Black (11)	296,727	1.2%	—	—	*	29,673	267,054	*	—	—	*
											(*	)
Kara MacKillop (12)	59,258	*	—	—	*	5,900	53,358	*	—	—	*
											(*	)
Ana Mihaljevic (13)	59,258	*	—	—	*	2,222	57,036	*	—	—	*
											(*	)
John Moran (14)	59,258	*	—	—	*	5,926	53,332	*	—	—	*
											(*	)
Spencer Orr (15)	205,427	*	—	—	*	20,543	184,884	*	—	—	*
											(*	)
Jacob Pat (16)	91,300	*	—	—	*	9,130	82,170	*	—	—	*
											(*	)
Pat Sherlock (17)	75,277	*	—	—	*	7,528	67,749	*	—	—	*
											(*	)
Combined Jewish Philanthropies of Greater Boston, Inc. (18)	532,347	2.1%	—	—	*	532,347	—	—	—	—	—
Fidelity Investments Charitable Gift Fund (18)	1,568,407	6.1%	—	—	*	1,568,407	—	—	—	—	—
*	Less than 1%.
(1)	Percentage of total voting power represents voting power with respect to all of our multiple voting and subordinate voting shares, as a single class. The holders of our multiple voting shares are entitled to 10 votes per share, and holders of our subordinate voting shares are entitled to one vote per share. For more information about the voting rights of our multiple voting shares and subordinate voting shares, see “Description of Share Capital—Authorized Share Capital.”
(2)	Assumes completion of this offering and no exercise of the underwriters’ option to purchase 1,875,000 additional subordinate voting shares from certain of the selling shareholders. The underwriters’ option to purchase 1,875,000 additional subordinate voting shares includes 1,593,750 subordinate voting shares to be sold by the Bain Entity (as defined below) and 281,250 subordinate voting shares to be sold by DTR LLC. See “Underwriting.” Percentages in brackets are on a fully diluted basis.
(3)	Upon the closing of this offering, a portion of our Tranche C Options, which were granted under the Legacy Option Plan, will vest and become fully exercisable. As a result, upon closing of this offering, beneficial ownership will increase by the number of shares noted for each of the following executive officers: Jacob Pat (45,650), Carrie Baker (45,650), John Black (148,364), Spencer Orr (102,714), Pat Sherlock (37,639), Kara MacKillop (29,629), John Moran (29,629), Ana Mihaljevic (29,629) and for all executive officers and directors as a group (19 persons) (483,718).
(4)

Includes shares registered in the name of Brent (BC) Participation S.à r.l (the “Bain Capital Entity”), which is owned by Brent (BC) S.à r.l, which in turn is owned by Bain Capital Integral Investors 2008, L.P. Bain Capital Investors, LLC (“BCI”) is the

general partner of Bain Capital Integral Investors 2008, L.P. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entity is directed by the Global Private Equity Board of BCI. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by the Bain Capital Entity. The Bain Capital Entity has an address c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116. The number of shares owned before this offering gives effect to the charitable gifting contributions by certain partners or other employees of certain entities affiliated with the Bain Capital Entity on June 27, 2017 in respect of shares previously held by the Bain Capital Entity, as further described in Footnote 18 below.
(5)	Includes shares registered in the name of DTR LLC, DTR (CG) Limited Partnership and DTR (CG) II Limited Partnership, entities indirectly controlled by Dani Reiss. The shares being sold in this offering are those held by DTR LLC.
(6)	Based on information obtained from Schedule 13G filed by Adage Capital Partners, L. P.; Adage Capital Partners GP, L.L.C.; Adage Capital Advisors, L.L.C.; Robert Atchinson and Phillip Gross (collectively “Adage”) on March 27, 2017. According to that report, Adage possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 1,631,000 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 1,631,000 of such shares. In addition, according to that report, Adage’s business address is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.
(7)	Based on information obtained from Schedule 13G filed by FMR LLC and Abigail P. Johnson (collectively “FMR”) on April 10, 2017. According to that report, FMR possesses sole power to vote or to direct the voting of 2,153,900 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 2,865,400 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, FMR’s business address is 245 Summer Street, Boston, Massachusetts 02210.
(8)	Based on information obtained from Schedule 13G filed by Lord Abbett Developing Growth Fund, Inc. (“Lord Abbett”) on May 10, 2017. According to that report, Lord Abbett possesses sole power to vote or to direct the voting of 1,305,424 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 1,305,424 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, Lord Abbett’s business address is 90 Hudson Street, Jersey City, New Jersey 07302.
(9)	Does not include shares held by the Bain Capital Entity. Each of Messrs. Cotton and Bekenstein is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entity. The address for Messrs. Cotton and Bekenstein is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
(10)	Carrie Baker holds 91,300 stock options issued under our Legacy Option Plan that are vested and exercisable for subordinate voting shares as at June 12, 2017. In connection with this Offering, Ms. Baker is exercising 5,000 of such options. The exercise price of these options is $0.02 per share.
(11)	John Black holds 296,727 stock options issued under our Legacy Option Plan that are vested and exercisable for subordinate voting shares as at June 12, 2017. In connection with this Offering, Mr. Black is exercising 29,673 of such options. The exercise price of these options is $0.02 per share.
(12)	Ms. MacKillop holds 15,000 subordinate voting shares, which were originally acquired by Ms. MacKillop on March 21, 2017 upon the exercise of options under our Legacy Option Plan at an exercise price of $0.02 per share (for an aggregate cost of $300). Kara MacKillop also holds 44,258 stock options issued under our Legacy Option Plan that are vested and exercisable for subordinate voting shares as at June 12, 2017. In connection with this Offering, Ms. MacKillop is exercising 5,900 of such options. The exercise price of these options is $0.25 per share.
(13)	Ana Mihaljevic holds 59,258 stock options issued under our Legacy Option Plan that are vested and exercisable for subordinate voting shares as at June 12, 2017. In connection with this Offering, Ms. Mihaljevic is exercising 2,222 of such options. The exercise price of these options is $1.79 per share.
(14)	John Moran holds 59,258 stock options issued under our Legacy Option Plan that are vested and exercisable for subordinate voting shares as at June 12, 2017. In connection with this Offering, Mr. Moran is exercising 5,926 of such options. The exercise price of these options is $1.79 per share.
(15)	Spencer Orr holds 205,427 stock options issued under our Legacy Option Plan that are vested and exercisable for subordinate voting shares as at June 12, 2017. In connection with this Offering, Mr. Orr is exercising 20,543 of such options. The exercise price of these options is $0.02 per share.

(16)	Jacob Pat holds 91,300 stock options issued under our Legacy Option Plan that are vested and exercisable for subordinate voting shares as at June 12, 2017. In connection with this Offering, Mr. Pat is exercising 9,130 of such options. The exercise price of these options is $0.02 per share.
(17)	Pat Sherlock holds 75,277 stock options issued under our Legacy Option Plan that are vested and exercisable for subordinate voting shares as at June 12, 2017. In connection with this Offering, Mr. Sherlock is exercising 7,528 of such options. The exercise price of these options is $0.02 per share.
(18)	Represents subordinate voting shares received by such entity as a charitable contribution from certain partners or other employees of certain entities affiliated with the Bain Capital Entity on June 27, 2017. The address of Combined Jewish Philanthropies of Greater Boston, Inc. is 126 High Street, Boston, Massachusetts 02110. The address of Fidelity Investments Charitable Gift Fund is 200 Seaport Boulevard, Z3B, Boston, Massachusetts 02210.

Description of Indebtedness

We summarize below certain terms and provisions of the agreements that govern our asset-based Revolving Facility and our Term Loan Facility. We refer you to the exhibits to the registration statement relating to this offering for a copy of the agreements governing the senior secured credit facilities described below as this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the applicable agreements. Unless noted otherwise, dollar amounts herein are Canadian dollars.

Revolving Facility

General

On June 3, 2016, Canada Goose Holdings Inc. and its wholly-owned subsidiaries, Canada Goose Inc. (“CGI Borrower”) and Canada Goose International AG (“Swiss Borrower”), entered into a senior secured asset-based revolving facility (the “Revolving Facility”), with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders. The Revolving Facility has commitments of $150.0 million with a seasonal increase of up to $200.0 million during peak season (June 1 through November 30, the “Peak Season”). In addition, the Revolving Facility includes a letter of credit sub-facility of $25.0 million. In respect of letters of credit issued in a currency other than Canadian dollars, U.S. dollars or Euros, the letter of credit sub-facility is capped at $5.0 million in such alternative currency.

The borrowing base under the Revolving Facility, subject to certain exceptions and customary reserves, equals (i) with respect to CGI Borrower, the sum of (a) 90% of eligible credit card receivables, (b) 90% of credit enhanced eligible trade receivables (or 85% of non-credit enhanced eligible trade receivables) and (c) 90% (or 92.5% during Peak Season) of the appraised net orderly liquidation value of eligible inventory (including eligible in-transit inventory and eligible letter of credit inventory), in each case, of CGI Borrower and other CGI borrowing base parties (the “CGI Borrowing Base”) and (ii) with respect to Swiss Borrower, the sum of (a) 90% of eligible credit card receivables, (b) 90% of credit enhanced eligible trade receivables (or 85% of non-credit enhanced eligible trade receivables) and (c) 90% (or 92.5% during Peak Season) of the appraised net orderly liquidation value of eligible inventory, in each case, of Swiss Borrower and any other Swiss borrowing base parties (the “Swiss Borrowing Base”).

As of March 31, 2017 we had $8.7 million outstanding under the Revolving Facility and letters of credit outstanding under the Revolving Facility of $552 thousand. Amounts under the Revolving Facility may be borrowed, repaid and re-borrowed to fund our general corporate purposes.

Interest Rates and Fees

Loans under the Revolving Facility, at our option may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBOR Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.

A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the relevant Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of $1,000 per month.

Currencies

Borrowing will be available under the Revolving Facility in U.S. dollars, Canadian dollars, Euros and, subject to an aggregate cap of $40.0 million, such other currencies as are approved in accordance with the credit agreement governing the Revolving Facility, subject to any other items and conditions required by the administrative agent and the lenders.

Collateral; Guarantees

All obligations under the Revolving Facility are unconditionally guaranteed by Canada Goose Holdings Inc. and subject to certain exceptions, our U.S., Swiss, U.K. and Canadian subsidiaries (the “ABL Loan Parties”). All obligations under the Revolving Facility, and the guarantees of those obligations, are secured, subject in each case to certain exceptions and thresholds, (i) on a first priority basis by substantially all personal property of the ABL Loan Parties consisting of accounts receivable, inventory, cash, deposit accounts, securities accounts, commodity accounts and proceeds thereof (the “Current Asset Collateral”) and (ii) on a second priority basis, (x) by a pledge of all capital stock of the CGI Borrower and all of the capital stock in material wholly-owned restricted subsidiaries directly held by the ABL Loan Parties (other than any capital stock in material wholly-owned restricted subsidiaries directly held by Swiss Borrower, which, if any, is secured under the Revolving Facility on a first priority basis) (the “Pledged Collateral”), (y) by all material fee-owned real property and equipment of the ABL Loan Parties (other than any material fee-owned real property and equipment of Swiss Borrower, which, if any, is secured under the Revolving Facility on a first priority basis) (the “PP&E Collateral”), and (z) by substantially all other personal property of the ABL Loan Parties (other than any other personal property of Swiss Borrower, which is secured under the Revolving Facility on a first priority basis).

Maturity; Prepayments

The maturity date of the Revolving Facility is June 3, 2021.

Except with respect to protective advances under the Revolving Facility, if at any time (a) the aggregate amount outstanding under the Revolving Facility exceeds the lesser of (i) the total revolving commitment amount at such time and (ii) the aggregate borrowing base at such time (such lesser amount, the “Line Cap”), (b) the aggregate amount outstanding to the Swiss Borrower exceeds the line cap under the Swiss Borrowing Base or (c) the aggregate amount outstanding to the CGI Borrower exceeds the line cap under the CGI Borrowing Base, then we are required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

Voluntary prepayments of the Revolving Facility and voluntary reductions of the unutilized portion of the commitment amount may be made at any time (subject to minimum repayment amounts and customary notice periods) without premium or penalty, other than customary “breakage” costs, if applicable.

Uncommitted Incremental Facility

We are able, at our option and subject to certain other conditions described in the credit agreement governing our Revolving Facility, to request that the Revolving Facility be increased in an aggregate amount not to exceed $100.0 million.

Amortization

There is no scheduled amortization under our Revolving Facility.

Covenants

The Revolving Facility contains a number of customary affirmative covenants and customary negative covenants that, among other things, limit or restrict the ability of CGI Borrower and its restricted subsidiaries, and, in the case of the passive activity covenant described below, Canada Goose Holdings Inc.’s ability to (in each case, subject to certain exceptions):

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of business, mergers, amalgamations, liquidations and dissolutions;

•	sell assets;

•	pay dividends or make distributions, and make share repurchases and redemptions;

•	make acquisitions, investments, loans and advances;

•	prepay or modify the terms of certain subordinated indebtedness;

•	modify organizational documents;

•	engage in certain transactions with affiliates;

•	in the case of Canada Goose Holdings Inc., engage in activities other than as a passive holding company;

•	change our fiscal year; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

Financial Covenant

The Revolving Facility contains a springing consolidated fixed charge coverage ratio financial covenant that requires us to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 when Excess Availability falls below the greater of (i) $7.5 million and (ii) 10% of the Line Cap, which financial covenant will be tested on a trailing four quarter basis immediately upon trigger based on the most recently completed fiscal quarter for which financial statements were required to be delivered and on the last day of each subsequently completed fiscal quarter of CGI Borrower until Excess Availability exceeds the threshold specified above for 30 consecutive calendar days. Excess Availability under the Revolving Facility equals the remainder of (i) the sum of (x) the Line Cap plus (y) the amount of unrestricted cash and cash equivalents of CGI Borrower and the guarantors that are held in accounts for which the administrative agent under the Revolving Facility has account control agreements in place, plus (z) the amount, if any, by which the aggregate borrowing base under the Revolving Facility exceeds the aggregate commitments under the Revolving Facility, over (ii) the sum of (x) the aggregate principal amount of all outstanding loans (including swingline loans) under the Revolving Facility and (y) all outstanding letters of credit under the Revolving Facility (plus, without duplication, all unreimbursed disbursements with respect to any letters of credit under the Revolving Facility).

Events of Default

The Revolving Facility provides for customary events of default (in each case, subject to customary grace periods, baskets and materiality thresholds), including (i) nonpayment of any principal, interest or fees, subject to applicable grace periods, (ii) failure to perform or observe any covenants, subject to applicable grace periods,

(iii) material inaccuracy of representations and warranties, (iv) cross-default to indebtedness over $20 million (subject to certain limitations in the case of defaults under the Term Loan Facility), (v) bankruptcy events, (vi) judgments with respect to which $20 million or more is not covered by insurance or indemnities if not satisfied within 60 days of entry thereof, (vii) invalidity of any security or guarantee document, (viii) change of control, (ix) suspension of the operation of business, or liquidation of all or substantially all of the assets, in each case of CGI Borrower, Swiss Borrower and the guarantors, taken as a whole, (x) ERISA or Canadian Pension Plan liabilities which result in a material adverse effect and (xi) failure to maintain seniority of security interest.

Upon the occurrence of an event of default that is continuing and absent a waiver or an amendment from the lenders, the administrative agent at the discretion of the required lenders, can terminate the commitments and accelerate payment of all outstanding obligations under the Revolving Facility, subject to, in the case of a financial covenant default, the applicable cure period.

Term Loan Facility

General

On December 2, 2016 (the “Term Loan Closing Date”) in connection with the Recapitalization, the company and Canada Goose Inc. (the “Borrower”) entered into a senior secured term loan facility (the “Term Loan Facility”), with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders. The original aggregate principal amount of the term loans borrowed under the Term Loan Facility was approximately $216.7 million, which were advanced in U.S. dollars and need to be repaid in U.S. dollars (approximately US$162.6 million).

The proceeds of the term loans borrowed under the Term Loan Facility were used to effect the steps described in this prospectus under “Recapitalization,” to pay transaction expenses in connection with the closing of the Term Loan Facility and for other general corporate purposes.

As of March 31, 2017, we had approximately $151.6 million aggregate principal amount of term loans outstanding under the Term Loan Facility. Amounts prepaid or repaid under the Term Loan Facility may not be re-borrowed.

Interest Rates and Fees

The initial interest rate on the term loans outstanding under the Term Loan Facility is the LIBOR Rate (subject to a minimum rate of 1.00% per annum) plus an Applicable Margin of 5.00%. The term loans can also be maintained as ABR Loans which bear interest at ABR plus an Applicable Margin which is 1.00% less than that for LIBOR loans. Effective on the first day immediately following the 180-day anniversary of the Term Loan Closing Date and, the last day of each three-month period thereafter, the Applicable Margin shall increase by 0.50%, if, upon the completion of this offering and after giving effect to the prepayment of term loans under the Term Loan Facility with the net cash proceeds from this offering, the Borrower’s consolidated total net leverage ratio is not equal to or less than 2.50 to 1.00; provided, however, that the Applicable Margin shall not, at any time, exceed for term loans that are LIBOR Loans, 7.00%, and for Initial Term Loans that are ABR Loans, 6.00%. If upon the completion of this offering (or any other underwritten primary public offering of common equity by the Borrower or any direct or indirect parent thereof) and after giving effect to the prepayment of term loans under the Term Loan Facility with the net cash proceeds from this offering, the Borrower has a consolidated total net leverage ratio of less than or equal to 2.50 to 1.00, the Applicable Margin then in effect shall not fluctuate and be permanently reduced by 1.00%. We have not yet determined what the consolidated total net leverage ratio of the Borrower will be following the completion of this offering.

The proceeds from the IPO on March 21, 2017 were partly used to pay down $65.0 million of the term loan under the Term Loan Facility.

Collateral; Guarantees

All obligations under the Term Loan Facility are unconditionally guaranteed by Canada Goose Holdings Inc. and, subject to certain exceptions, our U.S., U.K. and Canadian subsidiaries (the “Term Loan Parties”). All obligations under the Term Loan Facility, and the guarantees of those obligations, are secured, subject, in each case, to certain exceptions and thresholds, (i) on a first priority basis, (x) by a pledge of the Pledged Collateral directly held by the Term Loan Parties, (y) by the PP&E Collateral of the Term Loan Parties, and (z) by substantially all other personal property of the Term Loan Parties and (ii) on a second priority basis, by the Current Asset Collateral of the Term Loan Parties.

Maturity; Prepayments

The maturity date of the Term Loan Facility is December 2, 2021.

We are required to prepay outstanding term loans under the Term Loan Facility with the proceeds of non-ordinary course asset sales and casualty and condemnation events (in each case, subject to certain exceptions and customary reinvestment rights) and certain issuances of indebtedness (other than certain permitted indebtedness). A percentage (to be determined based upon the Borrower’s consolidated first lien net leverage ratio as of the test period ended on the last day of the applicable fiscal year) of our excess cash flow (as defined in the credit agreement) for each fiscal year must also be applied to prepay term loans outstanding under the Term Loan Facility commencing with and including the fiscal year ending March 31, 2018, except that such prepayment is only required in respect of any fiscal year to the extent that the excess cash flow prepayment amount for such fiscal year exceeds $5.0 million.

Within ten business days of receipt of the net cash proceeds of this offering (or any other underwritten primary public offering of common equity by the Borrower or any direct or indirect parent thereof), until such time as the Borrower has prepaid term loans under the Term Loan Facility with the proceeds of this offering (or any such other offering), such that the Borrower’s consolidated total net leverage ratio is equal to or less than 2.50 to 1.00, the Borrower must prepay (or cause to prepay), in accordance with the credit agreement governing the Term Loan Facility, term loans under the Term Loan Facility in an aggregate principal amount equal to the lesser of (i) 100.0% of the net cash proceeds from such offering and (ii) an amount of such net cash proceeds such that, after giving pro forma effect to such prepayment of term loans with such amount, the Borrower’s consolidated total net leverage ratio would be equal to 2.50 to 1.00.

Voluntary prepayments of the Term Loan Facility may be made at any time (subject to minimum repayment amounts and customary notice periods) without premium or penalty, other than customary “breakage” costs, if applicable.

Uncommitted Incremental Facility

We are able, at our option and subject to certain other conditions described in the credit agreement governing our Term Loan Facility, to request that the term loans under the Term Loan Facility be increased, or additional term loans be incurred or revolving facilities be established under the Term Loan Facility, in an aggregate principal amount up to (i) at any date of determination occurring during the period from the Term Loan Closing Date until the earlier to occur of (x) the 180-day anniversary of the Term Loan Closing Date and (y) consummation of an issuance by the Borrower or any direct or indirect parent thereof of its common equity in an underwritten primary public offering that, after giving effect to the prepayment of term loans under the Term Loan Facility with the net cash proceeds therefrom, results in a consolidated total net leverage ratio of the Borrower that is not greater than 2.50 to 1.00 and the prepayment of the term loans under the Term Loan Facility with net cash proceeds therefrom in accordance with the credit agreement governing the Term Loan Facility, $40.0 million and (ii) at any date of determination thereafter, (x) an amount equal to the greater of (I) $80.0 million and (II) 100.0% of Consolidated EBITDA (as defined in the credit agreement governing the Term Loan Facility) for the most recently ended four fiscal quarter period for which financial statements have been delivered under the Term Loan Facility, plus (y) all voluntary prepayments of the term loans under the Term Loan Facility and permanent commitment reductions under the Revolving Facility (except to the extent funded with proceeds from incurrences of long-term indebtedness), plus (z) an unlimited amount so long as, under this clause (z) only, such amount at such time could be incurred without causing, (1) in the case of debt secured on a pari passu basis with the Term Loan Facility, the pro forma consolidated first lien net leverage ratio of the Borrower to exceed 3.75 to 1.00 or (2) in the case of debt that is unsecured or secured on a junior basis to the Term Loan Facility (excluding, for the avoidance of doubt, debt under the Revolving Facility), the pro forma consolidated total net leverage ratio of the Borrower to exceed 5.50 to 1.00.

Amortization

The term loans under the Term Loan Facility amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount thereof, payable on the last business day of each March, June, September and December, commencing with the last business day of the second full fiscal quarter ending after the closing date of the Term Loan Facility. The balance of the outstanding term loans is payable on the fifth anniversary of the Term Loan Closing Date.

Covenants

The Term Loan Facility contains a number of customary affirmative covenants and customary negative covenants that, among other things, limit or restrict the ability of the Borrower and its restricted subsidiaries, and, in the case of the passive activity covenant described below, Canada Goose Holdings Inc.’s ability to (in each case, subject to certain exceptions):

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of business, mergers, amalgamations, liquidations and dissolutions;

•	sell assets;

•	pay dividends or make distributions, and make share repurchases and redemptions;

•	make acquisitions, investments, loans and advances;

•	prepay or modify the terms of certain subordinated indebtedness;

•	modify organizational documents;

•	engage in certain transactions with affiliates;

•	in the case of Canada Goose Holdings Inc., engage in activities other than as a passive holding company;

•	change our fiscal year; and

•	enter clauses restricting subsidiary distributions.

There is no financial maintenance covenant under the Term Loan Facility.

Events of Default

The Term Loan Facility provides for customary events of default (in each case, subject to customary grace periods, baskets and materiality thresholds), including (i) nonpayment of any principal, interest or fees, subject to applicable grace periods, (ii) failure to perform or observe any covenants, subject to applicable grace periods, (iii) material inaccuracy of representations and warranties, (iv) cross-default to indebtedness over $20 million

(subject to certain limitations in the case of defaults under the Revolving Facility), (v) bankruptcy events, (vi) judgments with respect to which $20 million or more is not covered by insurance or indemnities if not satisfied within 60 days of entry thereof, (vii) invalidity of any security or guarantee document, (viii) change of control, (ix) ERISA or Canadian Pension Plan liabilities which result in a material adverse effect, and (x) failure to maintain seniority of security interest.

Upon the occurrence of an event of default and absent a waiver or an amendment from the lenders, the administrative agent, at the direction of the required lenders, can accelerate payment of all outstanding obligations under the Term Loan Facility.

Description of Share Capital

General

Following the Recapitalization, as of December 2, 2016, ownership of our securities was as follows:

•	100,000,000 Class A Common Shares outstanding and held by investment funds advised by Bain Capital and by DTR LLC, an entity indirectly controlled by Dani Reiss;

•	63,576,003 Class D Preferred Shares held by DTR LLC; and

•	no Class B Common Shares, Class A Senior Preferred Shares, Class B Senior Preferred Shares, Class A Junior Preferred Shares, Class B Junior Preferred Shares or Class C Junior Preferred Shares were issued and outstanding.

On January 31, 2017, all of our Class D Preferred Shares were redeemed by the company for cancellation and the DTR Promissory Note was extinguished in exchange for the redemption of the Class D Preferred Shares. See “Recapitalization.”

In connection with our IPO we amended and restated our articles in order to, among other things:

•	amend and redesignate our Class A Common Shares as multiple voting shares;

•	eliminate our Class B Common Shares, Class A Senior Preferred Shares, Class B Senior Preferred Shares, Class A Junior Preferred Shares, Class B Junior Preferred Shares, Class C Junior Preferred Shares and the Class D Preferred Shares from our share capital; and

•	create our subordinate voting shares.

Our articles also provide for an unlimited number of preferred shares, issuable in series. The following is a summary of the terms of our subordinate voting shares, multiple voting shares and preferred shares, as set forth in our articles, and certain related sections of the BCBCA. The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the applicable provisions of the BCBCA. You may obtain copies of our articles as described under “Where You Can Find More Information” in this prospectus.

Authorized Share Capital

Our share capital will consist of an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares and an unlimited number of preferred shares, issuable in series. Immediately following the closing of this offering, we expect to have 35,894,725 subordinate voting shares issued and outstanding and 70,894,076 multiple voting shares issued and outstanding (assuming, in each case, no exercise of the option to purchase additional shares), and no preferred shares issued and outstanding. All of the issued and outstanding multiple voting shares will, directly or indirectly, be held by Bain Capital, Dani Reiss and their respective Permitted Holders (as defined below).

The subordinate voting shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada. We are exempt from the requirements of Part 12 of National Instrument 41-101—General Prospectus Requirements on the basis that the securities being offered hereunder are the same class of securities distributed under the prospectus filed in connection with our IPO and we were a private issuer within the meaning of such term under applicable securities laws in Canada immediately before our IPO.

In connection with the IPO, we filed an undertaking with the Ontario Securities Commission pursuant to which we have agreed to provide reasonable prior notice to the Ontario Securities Commission in the event that we intend to issue a series of preferred shares that would restrict the rights of the subordinate voting shares, regardless of any existing restrictions on the subordinate voting shares due to the existence of the multiple voting shares.

Subordinate Voting Shares and Multiple Voting Shares

Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote. After giving effect to the offering, the subordinate voting shares will collectively represent 34% of our total issued and outstanding shares and 5% of the voting power attached to all of our issued and outstanding shares (35% and 5%, respectively, if the option to purchase additional shares is exercised in full). Subject to the prior rights of the holders of our preferred shares, the holders of our multiple voting shares and subordinate voting shares are entitled to receive dividends as and when declared by our board of directors, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. See the section entitled “Dividend Policy.” Subject to the prior payment to the holders of our preferred shares, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our multiple voting shares and subordinate voting shares are entitled to share pro rata in the distribution of the balance of our assets, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. Holders of multiple voting shares and subordinate voting shares have no pre-emptive or conversion or exchange rights or other subscription rights, except that each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share and our multiple voting shares will automatically convert into shares of our subordinate voting shares upon certain transfers and other events, as described below under “—Conversion.” There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our subordinate voting shares or multiple voting shares. There is no provision in our articles requiring holders of subordinate voting shares or multiple voting shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the subordinate voting shares and multiple voting shares are subject to and may be adversely affected by, the rights attached to any series of preferred shares that we may designate in the future.

Conversion

The subordinate voting shares are not convertible into any other class of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share. Upon the first date that any multiple voting share shall be held by a person other than by a Permitted Holder (as defined below), the Permitted Holder which held such multiple voting share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such multiple voting share into a fully paid and non-assessable subordinate voting share.

In addition:

•	all multiple voting shares held by the Bain Group Permitted Holders will convert automatically into subordinate voting shares at such time as the Bain Group Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 15% of the issued and outstanding subordinate voting shares and multiple voting shares; and

•	all multiple voting shares held by the Reiss Group Permitted Holders will convert automatically into subordinate voting shares at such time that is the earlier to occur of the following: (i) the Reiss Group Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 15% of the issued and outstanding subordinate voting shares and multiple voting shares, and (ii) Dani Reiss is no longer serving as a director or in a senior management position at our company.

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;

“Bain Group Permitted Holders” means Brent (B.C.) Participation S.à r.l. and any of its Affiliates, and entities controlled, directly or indirectly, or managed by Bain Capital or an Affiliate of Bain Capital;

“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatory due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

“Permitted Holders” means any of (i) the Bain Group Permitted Holders, and (ii) the Reiss Group Permitted Holders;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

“Reiss Group Permitted Holders” means (i) Dani Reiss and any Members of the Immediate Family of Dani Reiss, and (ii) any Person controlled, directly or indirectly by one or more of the Persons referred to in clause (i) above; and

A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Preferred Shares

Under our articles, the preferred shares may be issued in one or more series. Accordingly, our board of directors is authorized, without shareholder approval but subject to the provisions of the BCBCA, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including dividend, liquidation and voting rights, as our board of directors may determine, and such special rights or restrictions, including dividend, liquidation and voting rights, may be superior to those of each of the subordinate voting shares and the multiple voting shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and might adversely affect the market price of our subordinate voting shares and multiple voting shares and the voting and other rights of the holders of subordinate voting shares and multiple voting shares. We have no current plan to issue any preferred shares.

Certain Important Provisions of our Articles and the BCBCA

The following is a summary of certain important provisions of our articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the BCBCA.

Stated Objects or Purposes

Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to vote on matters in which a director is materially interested. Under the BCBCA a director who has a material interest in a contract or transaction, whether made or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our company or of one of our affiliates; (iv) relates to a loan to our company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated to us while the director is also a director or senior officer of that corporation or an affiliate of that corporation.

A director who holds such disclosable interest in respect of any material contract or transaction into which we have entered or propose to enter may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with certain other relevant provisions of the BCBCA regarding conflicts of interest.

Directors’ power to determine the remuneration of directors. The remuneration of our directors is determined by our directors subject to our articles. The remuneration may be in addition to any salary or other remuneration paid to any of our employees (including executive officers) who are also directors.

Number of shares required to be owned by a director. Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Issuance of Additional Multiple Voting Shares

We may not issue multiple voting shares without the approval of at least two-thirds of the votes cast at a meeting of the holders of subordinate voting shares duly held for that purpose. However, approval is not required in connection with a subdivision or consolidation on a pro rata basis as between the subordinate voting shares and the multiple voting shares.

Subdivision or Consolidation

No subdivision or consolidation of the subordinate voting shares or the multiple voting shares may be carried out unless, at the same time, the multiple voting shares or the subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Amendments and Change of Control

In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of our articles from time to time in effect, but subject to the provisions of our articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of our shareholders that may be required, in respect of any alteration, repeal or amendment of our articles which would adversely affect the rights or special rights of the holders of subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to our articles that provide that any multiple voting shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into subordinate voting shares.

Pursuant to our articles, holders of subordinate voting shares and multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the BCBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our subordinate voting shares and multiple voting shares, each voting separately as a class.

Our articles do not otherwise contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Shareholder Meetings

Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside British Columbia.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business must be sent to each shareholder entitled to attend the meeting and to each director not less than 21 days and no more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer in most circumstances. Under the BCBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

A quorum for meetings of shareholders is present if shareholders who, in the aggregate, hold at least 25% of the issued shares plus at least a majority of multiple voting shares entitled to be voted at the meeting are present in person or represented by proxy. If a quorum is not present at the opening of any meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, unless the meeting was requisitioned by shareholders, in which case the meeting is dissolved.

Holders of our subordinate voting shares and multiple voting shares are entitled to attend and vote at meetings of our shareholders except meetings at which only holders of a particular class are entitled to vote. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our Chairman or directors or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Shareholder Proposals and Advance Notice Procedures

Under the BCBCA, qualified shareholders holding at least one percent (1%) of our issued voting shares may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least two years before the date of signing the proposal.

We have included certain advance notice provisions with respect to the election of our directors in our articles (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of our outstanding voting securities.

Take-Over Bid Protection

Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares have entered into a customary coattail agreement with us and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale by the holders of multiple voting shares or their Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that:

(a)	offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares;

(b)	provides that the percentage of outstanding subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be sold (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)	has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no shares are purchased pursuant to the offer for multiple voting shares; and

(d)	is in all other material respects identical to the offer for multiple voting shares.

In addition, the Coattail Agreement does not prevent the transfer of multiple voting shares to Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of multiple voting shares into subordinate voting shares, whether or not such subordinate voting shares are subsequently sold, would not constitute a disposition of multiple voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of multiple voting shares by a holder of multiple voting shares party to the Coattail Agreement is conditional upon the transferee becoming a party to the Coattail Agreement, to the extent such transferred multiple voting shares are not automatically converted into subordinate voting shares in accordance with our articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action is conditional on us or holders of the subordinate voting shares providing such funds and indemnity as the trustee may reasonably require. No holder of subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares, the Coattail Agreement provides that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to subordinate voting shares held by the holders of multiple voting shares or their affiliates and related parties and any persons who have an agreement to purchase multiple voting shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of subordinate voting shares under applicable law.

Forum Selection

We have included a forum selection provision in our articles that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our security holders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.

Limitation of Liability and Indemnification

Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

Transfer Agent and Registrar

The transfer agent and registrar for our subordinate voting shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

Ownership and Exchange Controls

There is no limitation imposed by Canadian law or by our articles on the right of a non-resident to hold or vote our subordinate voting shares or multiple voting shares, other than discussed below.

Competition Act

Limitations on the ability to acquire and hold our subordinate voting shares and multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our subordinate voting shares or multiple voting shares by a non-Canadian who is a World Trade Organization member country investor that is not a state-owned enterprise, including a United States investor would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than $800 million. Under Bill C-30, the enterprise value threshold will increase on a date to be determined to $1.5 billion for “trade agreement investors.” Under Bill C-44, the enterprise value threshold for other investors who are not state-owned enterprises will increase on a date to be determined in 2017 to $1 billion.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. Generally, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: the acquisition of a majority of the undivided ownership interests in the voting shares of the corporation is deemed to be acquisition of control of that corporation; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares; and the acquisition of less than one third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation.

Under the national security review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government with respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

Certain transactions relating to our subordinate voting shares and multiple voting shares will generally be exempt from the Investment Canada Act, subject to the federal government’s prerogative to conduct a national security review, including:

•	the acquisition of our subordinate voting shares and multiple voting shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•	the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our subordinate voting shares and multiple voting shares, remains unchanged.

Other

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or that would affect the remittance of dividends (if any) or other payments by us to non-resident holders of our subordinate voting shares and multiple voting shares, other than withholding tax requirements.

Listing

Our subordinate voting shares are listed on the NYSE in the United States and on the TSX in Canada under the symbol “GOOS.”

Options to Purchase Securities

The following table shows the aggregate number of options outstanding as at June 12, 2017, including after giving effect to the Recapitalization. As a result of the reorganization of our share capital completed as part of the Recapitalization, all of the outstanding options to acquire Class B Common Shares and Class A Junior Preferred Shares under the Legacy Option Plan became options to acquire Class A Common Shares under the Legacy Option Plan. See “Recapitalization.”

As described herein, in connection with our IPO we amended our articles in order to amend and redesignate our Class A Common Shares as multiple voting shares and create our subordinate voting shares. In addition, the Legacy Option Plan has been amended such that options to acquire Class A Common Shares constitute options to purchase an equal number of subordinate voting shares at the same exercise price.

Category of Holder	Number of Options(1)	Exercise Price per Option ($)(1)	Expiration Date
All of our executive officers and past executive officers, as a group (17 in total)	4,130,803	$2.14	From April 17, 2024 to June 1, 2027
All of our directors and past directors who are not also executive officers, as a group (5 in total)	142,689	$13.76	From February 1, 2027 to June 1, 2027
All directors of our subsidiaries who are not also executive officers of the subsidiary, as a group (2 in total)	22,222	$8.94	February 1, 2027
All of our other employees and past employees, as a group (49 in total)	1,382,849	$3.48	From April 17, 2024 to June 1, 2027

(1)	Represents the weighted average exercise price of all outstanding options to purchase subordinate voting shares, whether vested or unvested.

Prior Sales

The following table summarizes the issuance by Canada Goose Holdings Inc. of the securities of the class distributed under this prospectus and of securities that are convertible or exchangeable into securities of the class distributed under this prospectus during the 12-month period preceding the date of this prospectus. As part of the Recapitalization, all of our outstanding Class A Common Shares, Class B Common Shares, Class A Senior Preferred Shares, Class B Senior Preferred Shares, Class A Junior Preferred Shares and Class B Junior Preferred Shares were subdivided, repurchased for cancellation or exchanged, as applicable, and all of the outstanding options to acquire Class B Common Shares and Class A Junior Preferred Shares under the Legacy Option Plan became options to acquire Class A Common Shares under the Legacy Option Plan. In connection with our IPO, the Legacy Option Plan was amended such that options to acquire Class A Common Shares constitute options to purchase an equal number of subordinate voting shares at the same exercise price. Our share capital consists of an unlimited number of multiple voting shares and subordinate voting shares and an unlimited number of preferred shares, issuable in series (none outstanding). See “Description of Share Capital” and “Recapitalization.”

Date of issuance	Type of Security	Number of Securities Issued	Issuance/ Exercise Price per Security ($)
June 13, 2016 to June 13, 2017	Options to purchase Class A Common Shares (1)	186,515	8.94
March 21, 2017	Conversion of multiple voting shares to subordinate voting shares (2)	16,691,846	—
March 21, 2017	Subordinate voting shares from treasury (3)	6,308,154	17.00
June 13, 2016 to June 13, 2017	Options to purchase subordinate voting shares (4)	226,811	30.73
June 13, 2016 to June 22, 2017	Subordinate voting shares (exercise of options) (5)	428,963	0.59 (weighted average exercise price)

(1)	Issued under the Legacy Option Plan. 53,183 of these options were subsequently cancelled on employee termination.
(2)	Converted and sold by our principal shareholders in connection with our IPO.
(3)	Issued from treasury in the IPO.
(4)	Issued under the Omnibus Incentive Plan.
(5)	Exercise of options issued under the Legacy Option Plan.

Comparison of Shareholder Rights

We are a corporation governed by the BCBCA. The following discussion summarizes material differences between the rights of holders of our subordinate voting shares and multiple voting shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of British Columbia and Delaware. This summary is qualified in its entirety by reference to the Delaware General Corporation Law, or the DGCL, the BCBCA, and our articles.

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Stockholder/ Shareholder Approval of Business Combinations; Fundamental Changes

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding stock entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

However, under the DGCL, mergers in which less than 20% of a corporation’s stock outstanding immediately prior to the effective date of the merger is issued generally do not require stockholder approval. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding stock of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the

Under the BCBCA and our articles, certain extraordinary company alterations, such as changes to authorized share structure, continuances, into or out of province, certain amalgamations, sales, leases or other dispositions of all or substantially all of the undertaking of a company (other than in the ordinary course of business) liquidations, dissolutions, and certain arrangements are required to be approved by ordinary or special resolution as applicable.

An ordinary resolution is a resolution (i) passed at a shareholders’ meeting by a simple majority, or (ii) passed, after being submitted to all of the shareholders, by being consented to in writing by shareholders who, in the aggregate, hold shares carrying at least two-thirds of the votes entitled to be cast on the resolution.

A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) passed by being consented to in writing by all shareholders entitled to vote on the resolution.

Holders of multiple voting shares and subordinate voting shares vote together at all meetings of shareholders except meetings at which only holders of a particular class are entitled to vote.

Under the BCBCA, an action that prejudices or interferes with a right or

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consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

The DGCL does not contain a procedure comparable to a plan of arrangement under BCBCA.

special right attached to issued shares of a class or series of shares must be approved by a special separate resolution of the holders of the class or series of shares being affected.

Under the BCBCA, arrangements are permitted and a company may make any proposal it considers appropriate “despite any other provision” of the

BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is customary for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by a special resolution of shareholders, including holders of shares not normally entitled to vote. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing, which would, among other things, assess the fairness of the arrangement and approve or reject the proposed arrangement.

The BCBCA does not contain a provision comparable to Section 251(h) of the DGCL.

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Special Vote Required for Combinations with Interested Stockholders/ Shareholders

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

The BCBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations.

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Appraisal Rights; Rights to Dissent

Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

For example, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the shareholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash instead of fractional shares of the corporation or fractional depository receipts of the corporation; or (iv) any combination of the shares of stock, depository receipts and cash instead of the fractional shares or fractional depository receipts.

The BCBCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to (i) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (ii) approve certain amalgamations; (iii) approve an arrangement, where the terms of the arrangement or court orders relating thereto permit dissent; (iv) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (v) continue the company into another jurisdiction.

Dissent may also be permitted if authorized by resolution. A court may also make an order permitting a shareholder to dissent in certain circumstances.

Compulsory Acquisition	Under the DGCL, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.	The BCBCA provides that if, within 4 months after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within 5 months after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. Offerees

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may apply to the court, within 2 months of receiving notice, and the court may set a different price or terms of payment and may make any consequential orders or directions as it considers appropriate.

Stockholder/ Shareholder Consent to Action Without Meeting	Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting if written consent to the action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

Although it is not customary for public companies to do so, under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders provided that it satisfies the thresholds for approval in a company’s articles, the BCBCA and the regulations thereunder. A consent resolution is as valid and effective as if it was a resolution passed at a meeting of shareholders.

Special Meetings of Stockholders/ Shareholders	Under the DGCL, a special meeting of shareholders may be called by the board of directors or by such persons authorized in the certificate of incorporation or the bylaws.

Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. Upon receiving a requisition that complies with the technical requirements set out in the BCBCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders to be held not more than 4 months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate not less than 2.5% of the issued shares of the company that carry the right to vote at general meetings may call the meeting.

Distributions and Dividends; Repurchases and Redemptions	Under the DGCL, subject to any restrictions contained in the certificate of incorporation, a corporation may pay dividends out of capital surplus or, if there is no surplus, out of net profits for the current and/or the preceding fiscal year in which the dividend is declared, as long as the amount of	Under the BCBCA, a company may pay a dividend in money or other property unless there are reasonable grounds for believing that the company is insolvent, or the payment of the dividend would render the company insolvent.

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capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The BCBCA provides that no special rights or restrictions attached to a series of any class of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class.

Under the BCBCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends (as set out above). Our company is permitted, under its articles, to acquire any of its shares, subject to the special rights and restrictions attached to such class or series of shares and the approval of its board of directors.

Under the BCBCA, subject to solvency tests similar to those applicable to the payment of dividends (as set out above), a company may redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it. Our subordinate voting shares and multiple voting shares are not subject to a right of redemption.

Vacancies on Board of Director	Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

Under the BCBCA and our articles, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. In the case of a casual vacancy, the remaining directors may fill the vacancy. Under the BCBCA, directors may increase the size of the board of directors by one third of the number of current directors.

Under the BCBCA and our articles, if as a result of one or more vacancies, the number of directors in office falls below the number required for a quorum, the remaining directors may appoint as directors the number of

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individuals that, when added to the number of remaining directors, will constitute a quorum and/or call a shareholders’ meeting to fill any or all vacancies among directors and to conduct such other business that may be dealt with at that meeting, but must not take any other action until a quorum is obtained.

Constitution and Residency Of Directors	The DGCL does not have residency requirements, but a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.	The BCBCA does not place any residency restrictions on the boards of directors.
Removal of Directors; Terms of Directors	Under the DGCL, except in the case of a corporation with a classified board or with cumulative voting, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Our articles allow for the removal of a director by special resolution of the shareholders.

According to our articles, all directors cease to hold office immediately before the election or appointment of directors at every annual general meeting, but are eligible for re-election or re- appointment.

Inspection of Books and Records	Under the DGCL, any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may inspect the corporation’s books and records for a proper purpose.

Under the BCBCA, directors and shareholders may, without charge, inspect certain of the records of a company. Former shareholders and directors may also inspect certain of the records, free of charge, but only those records pertaining to the times that they were shareholders or directors.

Public companies must allow all persons to inspect certain records of the company free of charge.

Amendment of Governing Documents	Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of shareholders; provided that unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for	Under the BCBCA, a company may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type specified in the company’s articles, or (iii) if the company’s articles do not specify a type of resolution, then by special resolution. The BCBCA permits many substantive changes to a company’s articles (such

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certain specified changes; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

If a class vote on the amendment is required by the DGCL, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL.

Under the DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the certificate of incorporation. The shareholders of a Delaware corporation also have the power to amend bylaws.

as a change in the company’s authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in that company’s articles.

Our articles provide that certain changes to our share structure and any creation or alteration of special rights and restrictions attached to a series or class of shares be done by way of ordinary resolution. However, if a right or special right attached to a class or series of shares would be prejudiced or interfered with by such an alteration, the BCBCA requires that holders of such class or series of shares must approve the alteration by a special separate resolution of those shareholders.

Our articles also provide that the shareholders may from time to time, by ordinary resolution, make any alteration to our notice of articles and articles as permitted by the BCBCA.

Indemnification of Directors and Officers	Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal	Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an indemnifiable person (as defined in the “Description of Share Capital” section above) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act

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action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful.

Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL requires indemnification of directors and officers for expenses (including attorneys’ fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action.

Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles. In addition, a company must not indemnify an indemnifiable person in proceedings brought against the indemnifiable person by or on behalf of the company or an associated company. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

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As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

Limited Liability of Directors	The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its shareholders by reason of a director’s breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase that was illegal under applicable law.

Under the BCBCA, a director or officer of a company must (i) act honestly and in good faith with a view to the best interests of the company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; (iii) act in accordance with the BCBCA and the regulations thereunder; and (iv) subject to (i) to (iii), act in accordance with the articles of the company. These statutory duties are in addition to duties under common law and equity.

No provision in a contract or the articles of a company may relieve a director or officer of a company from the above duties.

Under the BCBCA, a director is not liable for certain acts if the director has otherwise complied with his or her duties and relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (iii) a statement of fact represented to the director by an officer of the company to be correct, or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate or that information or representation was fraudulently

	Delaware	British Columbia

made or inaccurate. Further, a director is not liable if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.

Stockholder/ Shareholder Lawsuits	Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation; provided, however, that under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which the subject of the suit, but through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Under the BCBCA, a shareholder (including a beneficial shareholder) or director of a company and any person who, in the discretion of the court, is an appropriate person to make an application to court to prosecute or defend an action on behalf of a company (a derivative action) may, with judicial leave: (i) bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such right, duty or obligation or (ii) defend, in the name and on behalf of the company, a legal proceeding brought against the company.

Under the BCBCA, the court may grant leave if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company and any other person that the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court to be in the interests of the company for the action to be prosecuted or defended.

Under the BCBCA, upon the final disposition of a derivative action, the court may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order a company to pay the complainant’s interim costs, including legal fees and disbursements. However, the complainant may be held accountable for the costs on final disposition of the action.

	Delaware	British Columbia
Oppression Remedy	Although the DGCL imposes upon directors and officers fiduciary duties of loyalty (i.e., a duty to act in a manner believed to be in the best interest of the corporation and its stockholders) and care, there is no remedy under the DGCL that is comparable to the BCBCA’s oppression remedy.

The BCBCA’s oppression remedy enables a court to make an order (interim or final) to rectify the matters complained of if the court is satisfied upon application by a shareholder (as defined below) that the affairs of the company are being conducted or that the powers of the directors have been exercised in a manner that is oppressive, or that some action of the company or shareholders has been or is threatened to be taken which is unfairly prejudicial, in each case to one or more shareholders. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A “shareholder” for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders.

Blank Check Preferred Stock/Shares

Under the DGCL, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, the DGCL does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Under our articles, the preferred shares may be issued in one or more series. Accordingly, our board of directors is authorized, without shareholder approval, but subject to the provisions of the BCBCA, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including dividend, liquidation and voting rights, as our board of directors may determine, and such special rights or restrictions, including dividend, liquidation and voting rights, may be superior to those of the subordinate voting shares and multiple voting shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a

	Delaware	British Columbia

change of control of our company and might adversely affect the market price of our subordinate voting shares and the voting and other rights of the holders of subordinate voting shares and multiple voting shares. Under the BCBCA, each share of a series of shares must have the same special rights or restrictions as are attached to every other share of that series of shares. In addition, the special rights or restrictions attached to shares of a series of shares must be consistent with the special rights or restrictions attached to the class of shares of which the series of shares is part.

In addition, the BCBCA does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Advance Notification Requirements for Proposals of Stockholders/Shareholders

Delaware corporations typically have provisions in their bylaws that require a stockholder proposing a nominee for election to the board of directors or other proposals at an annual or special meeting of the stockholders to provide notice of any such proposals to the secretary of the corporation in advance of the meeting for any such proposal to be brought before the meeting of the stockholders. In addition, advance notice bylaws frequently require the stockholder nominating a person for election to the board of directors to provide information about the nominee, such as his or her age, address, employment and beneficial ownership of shares of the corporation’s capital stock. The stockholder may also be required to disclose, among other things, his or her name, share ownership and agreement, arrangement or understanding with respect to such nomination.

For other proposals, the proposing stockholder is often required by the bylaws to provide a description of the

Under the BCBCA, qualified shareholders holding at least one percent (1%) of our issued voting shares or whose shares have a fair market value in excess of $2,000 in the aggregate may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least 2 years before the date of signing the proposal.

If the proposal and a written statement in support of the proposal (if any) are submitted at least three months before the anniversary date of the previous annual meeting and the proposal and

Delaware	British Columbia
proposal and any other information relating to such stockholder or beneficial owner, if any, on whose behalf that proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for the proposal and pursuant to and in accordance with the Exchange Act and the rules and regulations promulgated thereunder.

written statement (if any) meet other specified requirements, then the company must either set out the proposal, including the names and mailing addresses of the submitting person and supporters and the written statement (if any), in the proxy circular of the company or attach the proposal and written statement thereto.

In certain circumstances, the company may refuse to process a proposal.

We have included Advance Notice Provisions (as defined in the “Description of Share Capital” section above) in our articles. Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods.

Shares Eligible for Future Sale

Future sales of substantial amounts of our subordinate voting shares, including subordinate voting shares issuable upon the conversion of multiple voting shares or upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our subordinate voting shares to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, we will have outstanding 35,894,725 subordinate voting shares, after giving effect to the sale by the selling shareholders of 12,500,000 shares in this offering and assuming no exercise by the underwriters of the option to purchase additional shares. Based on the same assumptions, upon the closing of this offering, we will have outstanding 70,894,076 multiple voting shares. The subordinate voting shares issuable upon the conversion of the multiple voting shares that will be held by certain of our existing shareholders upon closing of this offering will be available for sale in the public market after the expiration or waiver of the lock-up arrangements described below, subject to limitations imposed by U.S. and Canadian securities laws on resale by our affiliates.

We expect that all of the subordinate voting shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition, we have filed with the SEC a registration statement on form S-8 under the Securities Act, covering subordinate voting shares issuable pursuant to awards granted under certain of our equity plans that will eventually be freely tradable in the public market, subject to certain contractual and legal restrictions described below.

The remaining subordinate voting shares outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These subordinate voting shares and subordinate voting shares issuable upon conversion of multiple voting shares may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144, or in compliance with applicable Canadian Securities laws.

Lock-up Restrictions

We and each of our directors, executive officers, the selling shareholders, including the holders of all of our outstanding multiple voting shares, have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any subordinate voting shares or multiple voting shares or any securities convertible into or exchangeable or exercisable for subordinate voting shares or multiple voting shares for a period of 90 days after the date of this prospectus, unless extended pursuant to its terms. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Rule 144

In general, under Rule 144, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available.

A person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of subordinate voting shares within any three-month period that does not exceed the greater of: (i) 1% of the number of our shares outstanding; and (ii) the average weekly trading volume of our subordinate voting shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who acquired subordinate voting shares from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 prior to our IPO is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up restrictions, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Canadian Resale Restrictions

Any sale of any of our shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities, or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

Equity Incentive Plans

We have filed with the SEC a registration statement on Form S-8 under the Securities Act covering the subordinate voting shares that are subject to outstanding options and other awards that may be granted pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up restrictions applicable to those shares.

Material United States Federal Income Tax Considerations for U.S. Holders

Subject to the limitations and qualifications stated herein, this discussion sets forth certain material U.S. federal income tax considerations relating to the ownership and disposition by U.S. Holders (as defined below) of the subordinate voting shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders and does not address tax consequences to a non-U.S. Holder (as defined below) investing in our subordinate voting shares.

This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire their subordinate voting shares in this offering and that hold those subordinate voting shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 10% or more of our equity (based on voting power), dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws on a holder of subordinate voting shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of subordinate voting shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “non-U.S. Holder” means any beneficial owner of our subordinate voting shares that is not a U.S. Holder, a partnership (or an entity or arrangement that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) or a person holding our subordinate voting shares through such an entity or arrangement.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our subordinate voting shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our subordinate voting shares should consult their own tax advisors.

You are urged to consult your own independent tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax considerations relating to the ownership and disposition of our subordinate voting shares.

Cash Dividends and Other Distributions

As described in the section entitled “Dividend Policy” above, we currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. However, to the extent there are any distributions made with respect to our subordinate voting shares, subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to treat distributions received with respect to its subordinate voting shares (including the amount of

Canadian taxes withheld, if any) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its subordinate voting shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by you. There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to our subordinate voting shares will constitute ordinary dividend income. Dividends paid on the subordinate voting shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its subordinate voting shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our subordinate voting shares are expected to be readily tradable on an established securities market, the NYSE. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. Holder who pays (whether directly or through withholding) Canadian taxes with respect to dividends paid on our subordinate voting shares may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” However, if 50% or more of our equity (based on voting power or value) is treated as held by U.S. persons, we will be treated as a “United States-owned foreign corporation,” in which case dividends may be treated for foreign tax credit limitation purposes as “foreign source” income to the extent attributable to our non-U.S. source earnings and profits and as “U.S. source” income to the extent attributable to our U.S. source earnings and profits. Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Subordinate Voting Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of its subordinate voting shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of subordinate voting shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the subordinate voting shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the subordinate voting shares determined in U.S. dollars. The initial tax basis of the subordinate voting shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the subordinate voting shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the subordinate voting shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for our subordinate voting shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the subordinate voting shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Considerations

Status as a PFIC

The rules governing PFICs can have adverse tax effects on U.S. Holders. We generally will be classified as a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) the average value (determined on a quarterly basis), of our assets that produce, or are held for the production of, passive income is 50% or more of the value of all of our assets.

Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns subordinate voting shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “deemed sale election” described below.

We do not believe that we are currently a PFIC, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (a) the market price of our subordinate voting shares, which is likely to fluctuate, and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction, including this offering. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Prospective investors should consult their own tax advisors regarding our potential PFIC status.

U.S. federal income tax treatment of a shareholder of a PFIC

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns subordinate voting shares, the U.S. Holder, absent certain elections (including the mark-to-market and QEF elections described below), generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on its subordinate voting shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for its subordinate voting shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of its subordinate voting shares.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC will be taxed as ordinary income and (c) the amount allocated to each other taxable year during the U.S. Holder’s holding period in which we were classified as a PFIC (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year.

If we are classified as a PFIC, a U.S. Holder will generally be treated as owning a proportionate amount (by value) of stock or shares owned by us in any direct or indirect subsidiaries that are also PFICs and will be subject to similar adverse rules with respect to any distributions we receive from, and dispositions we make of, the stock or shares of such subsidiaries. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s subordinate voting shares on the last day our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC by reason of ownership of our subordinate voting shares. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

PFIC “mark-to-market” election

In certain circumstances, a U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its subordinate voting shares, provided that the subordinate voting shares are “marketable.” Subordinate voting shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. The NYSE is a “qualified exchange.” You should consult your own tax advisor with respect to such rules.

A U.S. Holder that makes a mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s subordinate voting shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in its subordinate voting shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in its subordinate voting shares over the fair market value of its subordinate voting shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income. A U.S. Holder that makes a mark-to-market election generally will adjust such U.S. Holder’s tax basis in its subordinate voting shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. Gains from an actual sale or other disposition of subordinate voting shares in a year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of subordinate voting shares will be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income.

If we are classified as a PFIC for any taxable year in which a U.S. Holder owns subordinate voting shares but before a mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years. The election cannot be revoked without the consent of the Internal Revenue Service (“IRS”) unless the subordinate voting shares cease to be marketable, in which case the election is automatically terminated.

A mark-to-market election is not permitted for the shares of any of our subsidiaries that are also classified as PFICs. Prospective investors should consult their own tax advisors regarding the availability of, and the procedure for making, a mark-to-market election.

PFIC “QEF” election

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by obtaining certain information from such PFIC and by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election with respect to subordinate voting shares if we are classified as a PFIC.

PFIC information reporting requirements

If we are a PFIC in any year, a U.S. Holder of subordinate voting shares in such year will be required to file an annual information return on IRS Form 8621 regarding distributions received on such subordinate voting shares and any gain realized on disposition of such subordinate voting shares. In addition, if we are a PFIC, a U.S. Holder will generally be required to file an annual information return with the IRS (also on IRS Form 8621, which PFIC shareholders are required to file with their U.S. federal income tax or information return) relating to their ownership of subordinate voting shares. This new filing requirement is in addition to the pre-existing reporting requirements described above that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

Reporting Requirements and Backup Withholding

Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the subordinate voting shares and proceeds of the sale, exchange or redemption of the subordinate voting shares paid within the United States or through certain U.S.-related financial intermediaries to holders that are U.S. taxpayers, other than exempt recipients. A “backup” withholding tax may apply to those payments if such holder fails to provide a taxpayer identification number to the paying agent or fails to certify that no loss of exemption from backup withholding has occurred (or if such holder otherwise fails to establish an exemption). We or the applicable paying agent will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

U.S. Holders that own certain “foreign financial assets” (which may include the subordinate voting shares) are required to report information relating to such assets, subject to certain exceptions, on IRS Form 8938. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts (“FBAR”) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding the applicability of FBAR and other reporting requirements in light of their individual circumstances.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE SUBORDINATE VOTING SHARES.

Canadian Tax Implications For Non-Canadian Holders

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, subordinate voting shares pursuant to this offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Canadian Tax Act”), (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, subordinate voting shares in a business carried on in Canada; (5) has not entered into, with respect to the subordinate voting shares, a “derivative forward agreement” as that term is defined in the Canadian Tax Act and (6) holds the subordinate voting shares as capital property (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the subordinate voting shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the subordinate voting shares or deemed to be paid or credited on the subordinate voting shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the subordinate voting shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a subordinate voting share, unless the subordinate voting shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the subordinate voting shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the subordinate voting shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes the NYSE and the TSX, unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of our capital stock, and (ii) more than 50% of the fair market value of the subordinate voting shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Canadian Tax Act), (iii) “timber resource properties” (as defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, subordinate voting shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose subordinate voting shares may constitute “taxable Canadian property” should consult their own tax advisors.

Underwriting

The company, the selling shareholders and the underwriters named below have entered into an underwriting agreement dated June 27, 2017 with respect to the subordinate voting shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of subordinate voting shares indicated in the following table at a price of US$20.75 per share payable in cash on the closing date of this offering. CIBC World Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC and RBC Capital Markets, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
CIBC World Markets Inc.	2,360,167
Credit Suisse Securities (USA) LLC	2,360,167
Goldman Sachs & Co. LLC	2,360,167
RBC Capital Markets, LLC	1,618,400
Merrill Lynch, Pierce, Fenner & Smith Incorporated	663,851
Morgan Stanley & Co. LLC	663,851
Barclays Capital Inc.	442,568
BMO Nesbitt Burns Inc.	442,568
TD Securities Inc.	442,568
Wells Fargo Securities, LLC	442,568
Robert W. Baird & Co. Incorporated*	234,375
Canaccord Genuity Inc.	234,375
Cowen and Company, LLC*	234,375

Total	12,500,000

*	Robert W. Baird & Co. Incorporated and Cowen and Company, LLC and their respective affiliates are not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell subordinate voting shares outside of Canada.

The offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The subordinate voting shares will be offered in the United States through those underwriters who are registered to offer the subordinate voting shares for the sale in the United States and such other registered dealers as may be designated by the underwriters. The subordinate voting shares will be offered in each of the provinces and territories of Canada through those underwriters or their Canadian affiliates who are registered to offer the subordinate voting shares for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters, or such other registered dealers as may be designated by the underwriters, may offer the subordinate voting shares outside of the United States and Canada.

The obligations of the underwriters under the underwriting agreement are subject to customary conditions, including the delivery of certain documents and legal opinions and the condition that there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the NYSE and on the TSX; (ii) a suspension or material limitation in trading in our securities on the NYSE and on the TSX; (iii) a general moratorium on commercial banking activities in the United States or Canada declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States or Canada; (iv) the outbreak or escalation of hostilities involving the United States or Canada or the declaration by the United States or Canada of a national emergency or war; or (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States or Canada or elsewhere, if the effect of any such event specified in clause (iv) or (v) in the underwriters’ judgment makes it impracticable or inadvisable to proceed with our offering or the delivery of our subordinate voting shares. The underwriters, however, are obligated to take and pay for all of the subordinate voting shares being offered, if any are taken, other than the subordinate voting shares covered by the option described below unless and until this option is exercised.

We expect that delivery of the subordinate voting shares will be made against payment therefor on or about the date specified on the cover page of this prospectus, which will be the fourth business day following the date of pricing of the subordinate voting shares (such settlement code being herein referred to as “T + 4”). Pursuant to SEC Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the subordinate voting shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the subordinate voting shares initially will settle T + 4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The underwriters have an option to buy up to an additional 1,875,000 subordinate voting shares from certain of the selling shareholders. They may exercise that option for 30 days. If any subordinate voting shares are purchased pursuant to this option, the underwriters will severally purchase subordinate voting shares in approximately the same proportion as set forth in the table above. If any additional subordinate voting shares are purchased, the underwriters will offer the additional subordinate voting shares on the same terms as those on which the subordinate voting shares are being offered under this prospectus.

The following tables show the per share and total underwriting commissions to be paid to the underwriters by the selling shareholders. The company and the selling shareholders have agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000 as set forth in the underwriting agreement. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Selling Shareholders

	No Exercise		Full Exercise
Per subordinate voting share	US$	0.881875	US$	0.881875
Total	US$	11,023,438	US$	12,676,953

Any shares sold by the underwriters to securities dealers may be sold at a discount of up to US$0.4668750 per share from the offering price. After the underwriters have made a reasonable effort to sell all of the shares offered by this prospectus at the offering price stated on the cover page of this prospectus, the underwriters may decrease the offering price from time to time, and the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the shares is less than the gross proceeds paid by the underwriters to us and the selling shareholders. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The company, its officers, directors, and the selling shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their subordinate voting shares or multiple voting shares or securities convertible into or exchangeable for subordinate voting shares or multiple voting shares during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Our subordinate voting shares are listed on the NYSE in the United States and on the TSX in Canada under the symbol “GOOS.”

In connection with the offering, the underwriters may purchase and sell subordinate voting shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing subordinate voting shares in the open market. In determining the source of subordinate voting shares to cover the covered short position, the underwriters will consider, among other things, the price of subordinate voting shares available for purchase in the open market as compared to the price at which they may purchase additional subordinate voting shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing subordinate voting shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the subordinate voting shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of subordinate voting shares made by the underwriters in the open market prior to the completion of the offering.

Any naked short position would form part of the underwriters’ over-allocation position and a purchaser who acquires subordinate voting shares forming part of the underwriters’ over-allocation position acquires such subordinate voting shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the underwriters’ option to purchase additional subordinate voting shares or secondary market purchases.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commissions received by it because the representatives have repurchased subordinate voting shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

In accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the underwriters may not, at any time during the period of distribution, bid for or purchase subordinate voting shares. The foregoing restriction is, however, subject to exceptions as permitted by such rules and policy statements and UMIR. These exceptions include a bid or purchase permitted under such rules and policy statements and UMIR, relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s subordinate voting shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the subordinate voting shares. As a result, the price of the subordinate voting shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, TSX, in the over-the-counter market or otherwise.

Certain of the underwriters are not U.S.-registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the securities in the United States, they will do so through one or more U.S. registered broker-dealers, which may be affiliates of such underwriters, in accordance with the applicable U.S. securities laws and regulations.

Selling Restrictions

Other than in the United States and each of the Canadian provinces and territories, no action has been taken by us or the underwriters that would permit a public offering of the subordinate voting shares offered by this prospectus in any jurisdiction where action for that purpose is required. The subordinate voting shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such subordinate voting shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any subordinate voting shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any of our subordinate voting shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our subordinate voting shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our subordinate voting shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our subordinate voting shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our subordinate voting shares to be offered so as to enable an investor to decide to purchase any of our subordinate voting shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our subordinate voting shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our subordinate voting shares in, from or otherwise involving the United Kingdom.

Switzerland

The subordinate voting shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of the shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The subordinate voting shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made under that Ordinance.

Japan

The subordinate voting shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) and, accordingly, the subordinate voting shares have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the subordinate voting shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the subordinate voting shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

•	securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the subordinate voting shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of subordinate voting shares offered.

The company and the selling shareholders estimate that their share of the total expenses of the offering, excluding underwriting commissions, will be approximately $         .

The company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Legal Matters

Certain legal matters in connection with this offering will be passed upon for us by Ropes & Gray LLP, San Francisco, CA. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by Bain Capital Partners LLC and often a co-investor with such funds. Upon the consummation of the offering, RGIP, LP will directly or indirectly own less than 1% of the voting power of our outstanding voting shares. The validity of the issuance of our subordinate voting shares offered in this prospectus and certain other legal matters as to Canadian law will be passed upon for us by Stikeman Elliott LLP, Canada. Certain legal matters as to Canadian law will be passed upon for the underwriters by Osler, Hoskin & Harcourt LLP, Toronto, Canada. The partners, counsel and associates of each of Stikeman Elliott LLP and Osler, Hoskin & Harcourt LLP, respectively as a group, beneficially own directly and indirectly, less than 1% of our outstanding securities of any class. The underwriters are being represented by Latham & Watkins LLP, New York, NY.

Experts

Our auditors are Deloitte LLP located at 22 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9. Deloitte LLP is independent with respect to the company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

The financial statements as at March 31, 2017 and 2016, and for each of the three years in the period ended March 31, 2017, and the related financial statement schedule incorporated by reference in this prospectus, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Enforcement of Civil Liabilities

We are incorporated under the laws of British Columbia. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting commissions, payable by the registrant in connection with the sale of subordinate voting shares being registered. All amounts listed below are estimates except the SEC registration fee, NYSE listing fee and FINRA filing fee.

Item	Amount to be paid
SEC registration fee	$49,393	(1)
Canadian securities regulatory filing fees	$55,000
FINRA filing fee	$64,587	(1)
Blue sky fees and expenses	$13,235	(1)
Printing and engraving expenses	$289,847	(1)
Legal fees and expenses	$810,000
Accounting fees and expenses	$200,000
Transfer Agent fees and expenses	$2,000
Miscellaneous expenses	$115,939

Total	$1,600,000

(1)	Exchange rate calculated based on the noon buying rate of US$1.00=C$1.3235 certified for customs purposes by the U.S. Federal Reserve Bank of New York on June 16, 2017.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the subordinate voting shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the subordinate voting shares offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. Although we are not required to prepare and issue quarterly reports as a foreign private issuer, we currently intend to file quarterly reports on Form 6-K with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Section 16 short-swing profit reporting for our officer, directors and holders of more than 10% of our voting shares.

We are also subject to the full informational requirements of the securities commissions in all provinces and territories of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial and territorial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System. Documents filed on SEDAR are not, and should not be considered, part of this prospectus.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information we file with it into our registration statement of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We hereby incorporate by reference our annual report on Form 20-F for the fiscal year ended March 31, 2017, which was filed with the SEC on June 6, 2017. We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request should be directed to: Canada Goose Inc. PO Box 61070 Eglinton\Dufferin RO Toronto, Ontario M6E 5B2, by telephone to (416) 780-9850 or by email at IR@canadagoose.com. These documents are also available on the Investor Relations section of our website, which is located at https://investor.canadagoose.com/home/default.aspx, or as described under “Where You Can Find Additional Information” above. The information on our website does not constitute part of this document and is not incorporated by reference herein.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Index to Consolidated Financial Statements

and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Canada Goose Holdings Inc.

We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the “Company”), as at March 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended March 31, 2017. Our audits also included the financial statement schedule of Condensed Parent Company Financial Information. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canada Goose Holdings Inc. and subsidiaries as at March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

June 5, 2017

Consolidated Statements of Income and Comprehensive Income

For the years ended March 31

(in thousands of Canadian dollars, except per share amounts)

	Notes	2017	2016	2015
		$	$	$
Revenue	6	403,777	290,830	218,414
Cost of sales	10	191,709	145,206	129,805

Gross profit		212,068	145,624	88,609
Selling, general and administrative expenses		164,965	100,103	59,317
Depreciation and amortization	11, 12	6,601	4,567	2,623

Operating income		40,502	40,954	26,669
Net interest and other finance costs	16	9,962	7,996	7,537

Income before income taxes		30,540	32,958	19,132
Income tax expense	7	8,900	6,473	4,707

Net income		21,640	26,485	14,425

Other comprehensive loss
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation, net of tax of $34 (2016 – $70)		(241)	(692)	—
Items that may be reclassified to earnings:
Cumulative translation adjustment		(382)	—	—
Net gain on derivatives designated as cash flow hedges, net of tax of $4		13	—	—

Other comprehensive loss		(610)	(692)	—

Comprehensive income		21,030	25,793	14,425

Earnings per share	8
Basic		$0.22	$0.26	$0.14
Diluted		$0.21	$0.26	$0.14

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Consolidated Statements of Financial Position

As at March 31

(in thousands of Canadian dollars)

	Notes	2017	2016
Assets		$	$
Current assets
Cash		9,678	7,226
Trade receivables	9	8,710	16,387
Inventories	10	125,464	119,506
Income taxes receivable	7	4,215	—
Other current assets	22	15,156	11,613

Total current assets		163,223	154,732
Deferred income taxes	7	3,998	3,642
Property, plant and equipment	11	36,467	24,430
Intangible assets	12	131,912	125,677
Goodwill	13	45,269	44,537

Total assets		380,869	353,018

Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	58,223	38,451
Provisions	15	6,046	3,125
Income taxes payable	7	—	7,155
Current portion of long-term debt	16	—	1,250

Total current liabilities		64,269	49,981
Provisions	15	9,526	8,554
Deferred income taxes	7	10,888	12,769
Revolving facility	16	6,642	—
Term loan	16	139,447	—
Credit facility	16	—	52,944
Subordinated debt	16	—	85,306
Other long-term liabilities	16, 22	3,929	762

Total liabilities		234,701	210,316
Shareholders’ equity	17	146,168	142,702

Total liabilities and shareholders’ equity		380,869	353,018

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Consolidated Statements of Changes in Equity

As at March 31

(in thousands of Canadian dollars)

		Share Capital			Contributed Surplus	Retained Earnings (Deficit)	Accumulated other comprehensive loss	Total
	Notes	Common Shares	Preferred Shares	Total
		$	$	$	$	$	$	$
Balance as at March 31, 2014		3,350	53,144	56,494	56,940	(15,477)	—	97,957
Net income and comprehensive income		—	—	—	—	14,425	—	14,425
Issuance of preferred shares		—	1,751	1,751	—	—	—	1,751
Recognition of share-based compensation	18	—	—	—	300	—	—	300

Balance as at March 31, 2015		3,350	54,895	58,245	57,240	(1,052)	—	114,433
Net income		—	—	—	—	26,485	—	26,485
Other comprehensive loss		—	—	—	—	—	(692)	(692)
Issuance of preferred shares		—	1,976	1,976	—	—	—	1,976
Recognition of share-based compensation	18	—	—	—	500	—	—	500

Balance as at March 31, 2016		3,350	56,871	60,221	57,740	25,433	(692)	142,702
Recapitalization transactions:	17
Redemption of Class A senior preferred shares		—	(53,144)	(53,144)	—	—	—	(53,144)
Redemption of Class A junior preferred shares		—	(3,727)	(3,727)	—	(336)		(4,063)
Return of capital Class A common shares		(698)	—	(698)	—	—	—	(698)
Redemption of Class B preferred and common shares		—	—	—	(56,940)	(6,636)	—	(63,576)
Public share offering:	17
Net proceeds of issue of subordinate voting shares, after underwriting commission of 5,357 (net of tax of $1,882)		101,882	—	101,882	—	—	—	101,882
Share issue costs, after tax of $487		(1,385)	—	(1,385)	—	—	—	(1,385)
Exercise of stock options	18	146	—	146	—	—	—	146
Net income		—	—	—	—	21,640	—	21,640
Other comprehensive loss		—	—	—	—	—	(610)	(610)
Recognition of share-based compensation	18	—	—	—	3,274	—	—	3,274

Balance as at March 31, 2017		103,295	—	103,295	4,074	40,101	(1,302)	146,168

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Consolidated Statements of Cash Flows

For the years ended March 31

(in thousands of Canadian dollars)

	Notes	2017	2016	2015
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		21,640	26,485	14,425
Items not affecting cash
Depreciation and amortization	11,12	8,521	5,916	3,394
Income tax expense	7	8,900	6,473	4,707
Interest expense		11,770	7,851	7,058
Unrealized gain on forward exchange contracts		(94)	(5,366)	(138)
Unrealized foreign exchange gain		(121)	—	—
Write off deferred financing charges on debt repaid	16	3,919	—	—
Revaluation of term loan for change in interest rate	16	(5,935)	—	—
Share-based compensation	18	3,274	500	300
Loss on disposal of assets		145	486	913
Changes in non-cash operating items	24	19,866	(37,848)	(17,493)
Income taxes paid		(20,238)	(3,669)	(1,936)
Interest paid		(12,317)	(7,270)	(6,270)

Net cash from (used in) operating activities		39,330	(6,442)	4,960

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	11	(15,798)	(15,070)	(3,831)
Investment in intangible assets	12	(10,471)	(6,772)	(2,172)
Business combination	20	(710)	—	(1,260)

Net cash from (used in) investing activities		(26,979)	(21,842)	(7,263)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility, net of deferred financing charges of $2,479	16	41,277	—	—
Borrowings on credit facility		—	25,902	1,824
Repayments of credit facility	16	(55,203)	(1,250)	(1,250)
Recapitalization transactions:
Borrowings on term loan, net of deferred financing charges of $3,329 and original issue discount of $2,170	16	212,614	—	—
Repayment of subordinated debt	16	(85,306)	—	—
Redemption of Class A senior preferred shares	17	(53,144)	—	—
Redemption of Class A junior preferred shares	17	(4,063)	—	—
Return of capital on Class A common shares	17	(698)	—	—
Redemption of Class B common and preferred shares	17	(63,576)	—	—
Public share offering:
Net proceeds of issue of subordinate voting shares, after underwriting commission of $7,239	17	100,000	—	—
Share issue costs paid	17	(1,872)	—	—
Repayment of revolving facility	16	(35,043)	—	—
Repayment of term loan	16	(65,031)	—	—
Exercise of stock options	18	146	—	—
Issuance of Class A junior preferred shares	16	—	1,976	1,751
Issuance of subordinated debt		—	2,964	2,626

Net cash from (used in) financing activities		(9,899)	29,592	4,951

Increase in cash		2,452	1,308	2,648
Cash, beginning of year		7,226	5,918	3,270

Cash, end of year		9,678	7,226	5,918

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Note 1. The Company

Organization:

Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell premium outdoor apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, jackets, shells, vests, knitwear and accessories for fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the consolidated financial statements refer to the Company. Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC (“DTR”), an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 78.3% of the total shares outstanding. Subordinate voting shares that trade on public markets represent 21.7% of the issued and outstanding shares.

Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 5, 2017.

Fiscal year

The fiscal year-end of the Company ends on March 31.

Basis of presentation

These consolidated financial statements have been prepared on the historical cost basis, except for the following items, which are recorded at fair value:

•	financial instruments, including derivative financial instruments, at fair value through profit or loss, and

•	initial recognition of assets acquired and liabilities assumed in a business combination.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, the Company’s functional and presentation currency.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over, exposure or rights to variable returns from the Company’s involvement with the entity, and the ability to use its power over the entity to affect the amount of the Company’s returns. The financial accounts and results of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The accompanying consolidated financial statements include the accounts and results of the Company and its wholly owned subsidiaries:

Subsidiaries	Location
Canada Goose Inc.	Canada
Canada Goose US, Inc.	USA
Canada Goose International AG	Switzerland
Canada Goose UK Retail Limited	United Kingdom
Canada Goose International Holdings Limited	United Kingdom
Canada Goose Europe AB	Sweden
Canada Goose Services Limited	United Kingdom
Canada Goose Trading Inc.	Canada

Note 2. Significant accounting policies

(a)	Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components, and for which discrete financial information is available. Segment operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance.

The Company classifies its business in two operating and reportable segments: Wholesale and Direct to Consumer. The Wholesale business comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor speciality stores, and individual shops. The Company’s products reach these retailers through a network of international distributors and direct delivery.

The Direct to Consumer business comprises sales through the country-specific e-commerce platforms and Company-owned retail stores.

(b)	Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under the caption selling, general and administrative expenses, except when included in other comprehensive income for qualifying cash flow hedges.

Foreign operations

The Company’s foreign operations are principally conducted through Canada Goose US, Inc. and Canada Goose International AG. In the case of Canada Goose US, Inc., the underlying transactions are

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

carried out as an extension of the Company, and as a result the operations have a Canadian dollar functional currency. The functional currency of Canada Goose International AG is the Euro.

The assets and liabilities of Canada Goose International AG are translated into the functional currency of the Company using the exchange rate at the reporting date. Revenues and expenses are translated at exchange rates prevailing at the transaction date. The resulting foreign exchange translation differences are recorded as a currency translation adjustment in other comprehensive income.

(c) Seasonality

We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our revenue and income for the year during our second and third fiscal quarters. Thus, lower-than-expected second and third quarter net revenue could have an adverse impact on our annual operating results.

Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and, accordingly, typically decrease during the third and fourth quarter of the fiscal year as inventory is shipped and sold. Cash flows from operating activities are typically highest in the third quarter of the fiscal year due to reduced working capital requirements during that period and increased cash inflows from the peak selling season.

(d) Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the amount can be reliably measured, it is probable that future economic benefits will flow to the Company, and when specific criteria have been met for each of the Company’s activities, as described below.

i)	Wholesale

Wholesale revenue comprises sales to third party resellers (which includes distributors and retailers) of the Company’s products. Wholesale revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller, which is as soon as the products have been shipped to the reseller, and there is no continuing management involvement or obligation affecting the acceptance of the goods, net of an estimated provision for sales returns.

The Company, at its discretion, may cancel all or a portion of any firm wholesale sales order. The Company is therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are included in accrued liabilities in the statement of financial position.

ii)	Direct to Consumer

Direct to Consumer revenue consists of sales through the Company’s e-commerce operations and Company-owned retail stores. Sales through e-commerce operations are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated provision for sales returns.

It is the Company’s policy to sell merchandise through the Direct to Consumer channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The Company’s warranty obligation is to provide an exchange or repair for faulty products under the standard warranty terms and conditions. The warranty obligation is recognized as a provision when goods are sold.

(e)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method as of the acquisition date, which is the date when control is transferred to the Company. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred, liabilities incurred by the Company and the equity interests issued by the Company in exchange for control of the acquiree. Transaction costs that the Company incurs in connection with a business combination are recognized in the statement of income as incurred.

Goodwill is measured as the excess of the sum of the fair value of consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

When the consideration transferred in a business combination includes contingent consideration, the contingent consideration is measured at its acquisition date fair value. Contingent consideration is remeasured at subsequent reporting dates at its fair value, and the resulting gain or loss recognized in the statement of income.

(f)	Earnings per share

Basic earnings per share is calculated by dividing net income for the year attributable to ordinary equity holders of the common shares by the weighted average number of multiple and subordinate voting shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net income attributable to ordinary equity holders of the Company by the weighted average number of multiple and subordinate voting shares outstanding during the year plus the weighted average number of subordinate shares that would be issued on the exercise of stock options.

(g)	Income taxes

Current and deferred income taxes are recognized in the consolidated statements of income and other comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income.

Current income tax

Current income tax is the expected income tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Deferred income tax

Deferred income tax is provided using the liability method for temporary differences at the reporting date between the income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax is measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized for unused income tax losses and credits to the extent that it is probable that future taxable income will be available against which they can be utilized.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

(h)	Cash

Cash comprises cash at banks and on hand. The Company uses the indirect method of reporting cash flow from operating activities.

(i)	Trade receivables

Trade receivables, including credit card receivables, consist of amounts owing where we have extended credit to customers on product sales and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for doubtful accounts. The allowance for uncollectible amounts is recorded against trade receivables and are based on historical experience.

(j)	Inventories

Raw materials, work-in-process and finished goods are valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of work-in-process and finished goods inventories include the cost of raw materials and an applicable share of the cost of labour and fixed and variable production overhead, including depreciation of property, plant and equipment used in the production of finished goods and design costs, and other costs incurred in bringing the inventories to their present location and condition.

The Company estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

Storage costs, indirect administrative overhead and certain selling costs related to inventories are expensed in the period that these costs are incurred.

(k)	Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

asset, including costs incurred to prepare the asset for its intended use and capitalized borrowing costs, when the recognition criteria are met. The commencement date for capitalization of costs occurs when the Company first incurs expenditures for the qualifying assets and undertakes the required activities to prepare the assets for their intended use.

Property, plant and equipment assets are depreciated on a straight-line basis over their estimated useful lives when the assets are available for use. When significant parts of a fixed asset have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed annually and are adjusted for prospectively, if appropriate. Estimated useful lives are as follows:

Asset	Estimated Useful Life
Plant equipment	10 to 15 years
Computer equipment	3 to 15 years
Leasehold improvements	Lesser of the lease term plus one renewal term or useful life of the asset
Show displays	3 to 10 years
Furniture and fixtures	5 to 15 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the statement of income and other comprehensive income when the asset is derecognized.

The cost of repairs and maintenance of fixed assets is expensed as incurred and recognized in the statement of income.

Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, the entity will estimate the recoverable amount of the asset and record any impairment loss in the statement of income.

(l)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of an intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses.

Lease rights in connection with the opening of new Company-owned retail stores are recorded based on the amount paid. Lease rights have a definite useful life and are amortized on a straight line basis over the term of the lease.

An internally generated intangible asset is recorded for product development costs incurred in the design, production and testing of new products where the technical feasibility of commercial manufacturing and sale of the product has been demonstrated.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The useful lives of intangible assets are assessed as either finite or indefinite.

Asset	Estimated Useful Life
Brand name	Indefinite
Domain name	Indefinite
ERP software	7 to 15 years
Computer software	5 years
Lease rights	Lease term
Product development costs	1 to 8 years
Customer lists	4 years

Intangible assets with indefinite useful lives pertain to the Canada Goose brand name and domain name which were acquired as part of an acquisition. The brand name and domain name are considered to have an indefinite life based on a history of strong revenue and cash flow performance and the intent and ability of the Company to support the brand with spending to maintain its value for the foreseeable future. The brand name and domain name are tested at least annually, at the cash-generating unit level for impairment. The assessment of indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Intangible assets with finite lives are amortized over the useful economic life on straight line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income over its estimated useful life.

An item of intangible assets is derecognized on disposal or when no future economic benefits are expected from its use. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are included in the statement of income when the asset is derecognized.

(m)	Goodwill

Goodwill represents the difference between the purchase price of an acquired business and the Company’s share of the net identifiable assets acquired and liabilities and certain contingent liabilities assumed. It is initially recorded at cost and subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash-generating units (“CGU”) based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU are reduced by the excess on a pro-rata basis. The Company tests goodwill for impairment annually in the fourth quarter of the year.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Company has evaluated that the goodwill contributes to the cash flows of three CGUs.

(n)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the statement of income.

The provision for warranty returns relates to the Company’s obligation for defective goods sold to customers that have yet to be returned. Accruals for sales and warranty returns are estimated on the basis of historical returns and are recorded so as to allocate them to the same period the corresponding revenue is recognized.

(o)	Employee future benefits

The Company sponsors a defined benefit pension plan, which is limited to certain employees of Canada Goose International AG and is based on statutory requirements of Switzerland.

The measurement date for the defined benefit pension plan is March 31. The obligations associated with the Company’s defined benefit pension plan is actuarially valued using the projected unit credit method, management’s best estimate assumptions, salary escalation, inflation, life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses are recognized immediately through Other comprehensive income.

(p)	Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The Company uses valuation techniques that it believes are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy,

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

The determination of the fair value of financial instruments is performed by the Company’s finance department on a quarterly basis. There was no change in the valuation techniques applied to financial instruments during all periods presented. The following table describes the valuation techniques used in the determination of the fair values of financial instruments:

Type	Valuation Approach
Cash, trade receivables, accounts payable and accrued liabilities	The carrying amount approximates fair value due to the short term maturity of these instruments.
Derivatives (included in other current assets, accounts payable and accrued liabilities or other long-term liabilities)

Specific valuation techniques used to value derivative financial instruments include:

- Quoted market prices or dealer quotes for similar instruments;

- Observable market information as well as valuations determined by external valuators with experience in the financial markets.

Revolving facility, Term loan, and Credit facility

The fair value is based on the present value of contractual cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, quoted market prices.

Subordinated debt	The fair value is based on the equivalent dollar amount of common shares to be received upon conversion of the subordinated debt.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

(q)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below.

a.	Non-derivative financial assets

Non-derivative financial assets include cash and trade receivables and are classified as loans and receivables and measured at amortized cost. The Company initially recognizes receivables and deposits on the date that they are originated. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

b.	Non-derivative financial liabilities

Non-derivative financial liabilities include accounts payable, accrued liabilities, revolving facility, term loan, credit facility and subordinated debt. The Company initially recognizes debt instruments issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

c.	Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and effective as a hedging instrument. When a derivative financial instrument, including an embedded derivative, is not designated and effective in a qualifying hedge relationship, all changes in its fair value are recognized immediately in the statement of income; attributable transaction costs are recognized in the statement of income as incurred. The Company does not use derivatives for trading or speculative purposes.

Embedded derivatives are separated from a host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

d.	Hedge accounting

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The Company is exposed to the risk of currency fluctuations and has entered into currency derivative contracts to hedge its exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. The Company also documents its assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The fair value of a hedging derivative is classified as a current asset or liability when the maturity of the hedged item is less than twelve months, and as a non-current asset or liability when the maturity of the hedged item is more than twelve months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in other comprehensive income are transferred to the statement of income in the periods when the hedged item affects earnings. When a forecast transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts previously recognized in comprehensive income are reclassified and included in the initial measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statement of income.

(r)	Share-based payments

Share-based payments are valued based on the grant date fair value of these awards and the Company records compensation expense over the corresponding service period. The fair value of the share-based payments is determined using acceptable valuation techniques, which incorporate the Company’s discounted cash flow estimates and other market assumptions. The Company’s equity incentive plan (“the Plan”) allows stock options to be granted to selected executives of the Company with vesting contingent upon meeting the service, performance goals and exit event conditions of the Plan. There are two types of stock options: Service-vested options are time based and generally vest over 5 years of service. Performance-based and exit event options vest upon attainment of performance conditions and the occurrence of an exit event. The compensation expense related to the options is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of such exit event is probable.

(s)	Leases

Operating lease payments net of any lease inducements are recognized as an expense in the statement of income on a straight line basis over the lease term.

Note 3. Significant accounting judgments, estimates, and assumptions

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances. Management continually evaluates the estimates and judgments it uses. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements.

The following are the accounting policies subject to judgements and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements.

Inventories

Key Sources of Estimation – Inventories are carried at the lower of cost and net realizable value; in estimating net realizable value, the Company uses estimates related to fluctuations in inventory levels, customer behaviour, obsolescence, future selling prices, seasonality and costs necessary to sell the inventory.

Inventory is adjusted to reflect estimated loss (“shrinkage”) incurred since the last inventory count. Shrinkage is based on historical experience.

Impairment of non-financial assets (goodwill, intangible assets, and property, plant & equipment)

Judgments Made in Relation to Accounting Policies Applied – Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has three CGUs and tests goodwill and these intangible assets for impairment on that basis.

Key Sources of Estimation – In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines value in use by using estimates including projected future revenues, margins, and capital investment consistent with strategic plans presented to the Board. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with Company and cash flows.

Income and other taxes

Key Sources of Estimation – In determining the recoverable amount of deferred tax assets, the Company forecasts future taxable income by legal entity and the period in which the income occurs to ensure that sufficient taxable income exists to utilize the attributes. Inputs to those projections are Board-approved financial forecasts and statutory tax rates.

Judgments Made in Relation to Accounting Policies Applied – The calculation of current and deferred income taxes requires management to make certain judgments regarding the tax rules in jurisdictions where the Company performs activities. Application of judgments is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Functional currency

Judgments Made in Relation to Accounting Policies Applied – The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency. Where the assessment of primary indicators is mixed, Management assesses the secondary indicators, including the relationship between the foreign operations and reporting entity.

Financial instruments

Key Sources of Estimation – The critical assumptions and estimates used in determining the fair value of financial instruments are: equity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

Judgments Made in Relation to Accounting Policies Applied – The Company’s subordinated debt and preferred shares contained redemption features upon the occurrence of a qualifying liquidity event. These features gave rise to derivatives which were determined not to be closely related to the host. No value was attributed to these derivatives.

Trade receivables

Key Sources of Estimation – The Company has a significant number of customers which minimizes the concentration of credit risk. The Company does not have any customers which account for more than 10% of sales or accounts receivable. We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations.

Share-based payments

Key Sources of Estimation – The critical assumptions and estimates used in determining the fair value of share-based payments on their grant date are: fair value of the entity on the grant date; volatility of share price for a non-publicly traded entity; expected forfeiture rate; and expected term.

Judgments Made in Relation to Accounting Policies Applied – The Company’s share-based payment arrangements contain both market and non-market performance conditions in relation to a liquidity event, the timing of which cannot be certain on the grant date. As a result, Management has applied judgment in relation to the timing of such an event and the impact on probability of vesting.

Warranty

Key Sources of Estimation – The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement; risk-free rate used to discount the provision to present value.

Business combinations

Key Sources of Estimation – In a business combination, the identifiable assets acquired and liabilities assumed will be recognized at their fair values. The Company makes judgements and estimates in determining the fair values. The excess of the purchase price over the fair values of identifiable assets acquired and liabilities assumed will be recognized as goodwill, if positive, and if negative, it is recognised in the statement of income.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Note 4. Changes in accounting policies

Standards issued and adopted

In December 2014, the IASB issued Disclosure Initiative Amendments to IAS 1, “Presentation of financial statements”, as part of the IASB’s Disclosure Initiative. These amendments encourage entities to apply professional judgment regarding disclosure and presentation in their financial statements. These amendments were effective for annual periods beginning on or after January 1, 2016 and have been applied prospectively. There was no significant impact on the Company’s consolidated financial statements as a result of the implementation of these amendments.

Standards issued but not yet effective

Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations are provided below.

In January 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), replacing IAS 17, “Leases” and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, “Revenue from contracts with customers”. IFRS 15 replaces the detailed guidance on revenue recognition requirements that currently exists under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”, (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, “Financial instruments: recognition and measurement,” and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) were issued by the IASB in January 2016. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

In January 2016, the IASB issued amendments to IAS 12, “Income taxes”, to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year beginning on or after January 1, 2017. The Company is currently assessing the impact of these amendments on its consolidated financial statements.

In June 2016, the IASB issued an amendment to IFRS 2, “Share-based payment”, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of this amendment on its consolidated financial statements.

Note 5. Recapitalization and public share offering

Recapitalization

On December 2, 2016, the Company completed a series of share capital and debt transactions (collectively, the “Recapitalization”) to simplify its share capital structure and return capital to its shareholders. The effect of these transactions is summarized as follows:

a)	The Company entered into a senior secured loan agreement (the “Term Loan”) (note 16).

b)	With the proceeds of the Term Loan, the Company repaid its subordinated debt and accrued interest (note 16).

c)	The Company amended its articles of incorporation to permit a share capital reorganization and effected a 1-for-10,000,000 split of its Class A common shares and a 1-for-10,000,000 split of its Class B common shares (note 17).

d)	The proceeds of the Term Loan were also used in connection with the share capital reorganization to redeem certain outstanding shares, to make certain return of capital distributions on outstanding common shares (note 17), and to fund a secured, non-interest bearing loan to DTR which was subsequently extinguished on January 31, 2017 by its settlement against the redemption of preferred shares issued in the share reorganization (note 21).

e)	The Company amended the terms of its stock option plan and changed the terms of outstanding stock options to conform to the revised share capital terms (note 18).

f)	At the conclusion of the Recapitalization, the Company had 100,000,000 Class A common shares and no preferred shares outstanding. There were stock options outstanding to purchase 6,306,602 Class A common shares at exercise prices ranging from $0.02 to $8.94 per share.

Public share offering

Transactions to effect the public share offering are summarized as follows:

a)

On March 13, 2017 the Company further amended its articles of incorporation to redesignate its Class A common shares as multiple voting shares and to create a class of subordinate voting shares. All previously

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

authorized classes of preferred shares were eliminated. The articles also provide for an unlimited number of preferred shares, issuable in series (note 17).

b)	In connection with the public share offering, 16,691,846 multiple voting shares were converted into subordinate voting shares. On March 21, 2017, the Company sold 6,308,154 subordinate voting shares from treasury at $17.00 per share, for net proceeds of $100,000 (note 17) and the principal shareholders sold 16,691,846 subordinate voting shares.

c)	On March 21, 2017, the Company repaid $65,000 of the outstanding balance owing on the Term Loan and $35,000 of the outstanding balance owing on the Revolving Facility (note 16).

d)	As of March 31, 2017, after the public share offering, the Company has 106,397,037 multiple voting shares and subordinate voting shares, and no preferred shares outstanding, There are stock options outstanding to purchase 5,810,777 subordinate voting shares at exercise prices ranging from $0.02 to $8.94 per share.

Note 6. Segment Information

The Company has two reportable operating segments: Wholesale and Direct to Consumer. The accounting policies of the reportable operating segments are the same as those described in the Company’s summary of significant accounting policies. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company’s chief operating decision maker, who is the President and Chief Executive Officer, for assessing the performance of operating segments. Neither reportable operating segment is reliant on any single external customer.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The Company does not report total assets or total liabilities based on its reportable operating segments.

	2017
	Wholesale	Direct to Consumer	Unallocated	Total
	$	$	$	$
Revenue	288,540	115,237	—	403,777
Cost of sales	163,459	28,250	—	191,709

Gross profit	125,081	86,987	—	212,068
Selling, general and administrative expenses	30,718	27,453	106,794	164,965
Depreciation and amortization	—	—	6,601	6,601

Operating income	94,363	59,534	(113,395)	40,502

Net interest and other finance costs				9,962

Income before income taxes				30,540

	2016
	Wholesale	Direct to Consumer	Unallocated	Total
	$	$	$	$
Revenue	257,807	33,023	—	290,830
Cost of sales	136,396	8,810	—	145,206

Gross profit	121,411	24,213	—	145,624
Selling, general and administrative expenses	27,045	14,132	58,926	100,103
Depreciation and amortization	—	—	4,567	4,567

Operating income	94,366	10,081	(63,493)	40,954

Net interest and other finance costs				7,996

Income before income taxes				32,958

	2015
	Wholesale	Direct to Consumer	Unallocated	Total
	$	$	$	$
Revenue	210,418	7,996	—	218,414
Cost of sales	127,675	2,130	—	129,805

Gross profit	82,743	5,866	—	88,609
Selling, general and administrative expenses	37,166	1,385	20,766	59,317
Depreciation and amortization	—	—	2,623	2,623

Operating income	45,577	4,481	(23,389)	26,669

Net interest and other finance costs				7,537

Income before income taxes				19,132

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The Company determines the geographic location of revenue based on the location of its customers.

	2017	2016	2015
Revenue	$	$	$
Canada	155,103	95,238	75,725
United States	131,891	103,413	56,990
Rest of World	116,783	92,179	85,699

	403,777	290,830	218,414

Note 7. Income taxes

The components of the provision for income tax are as follows:

	2017	2016	2015
	$	$	$
Current income tax expense (recovery)
Current period	8,647	10,469	1,045
Adjustment in respect of prior periods	227	(45)	5

	8,874	10,424	1,050

Deferred income tax expense (recovery)
Origination and reversal of temporary differences	561	(3,936)	3,666
Effect of change in income tax rates	(76)	(8)	1
Adjustment in respect of prior periods	(459)	(7)	(10)

	26	(3,951)	3,657

Income tax expense	8,900	6,473	4,707

The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	2017	2016	2015
	$	$	$
Income before income taxes	30,540	32,958	19,132

	25.30%	25.32%	25.26%
Income tax at expected statutory rate	7,726	8,345	4,833
Non-deductible items	431	276	30
Non-deductible stock option expense	1,436	—	—
Effect of tax rates in foreign jurisdictions	(307)	1,465	227
Non-deductible (taxable) foreign-exchange loss (gain)	(148)	115	(354)
Change in manner of recovery	—	(3,545)	—
Other items	(238)	(183)	(29)

Income tax expense	8,900	6,473	4,707

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The change in the year in the components of deferred tax assets and liabilities are as follows:

	Change in the year affecting
	2016	Net income	Other comprehensive loss	Share capital	2017
	$	$	$	$	$
Losses carried forward	2,177	418	—	—	2,595
Employee future benefits	70	—	34		104
Other liabilities	1,720	2,583	—	2,359	6,662
Unrealized profit in inventory	1,184	705	—	—	1,889
Provisions	1,811	431	—	—	2,242

Total deferred tax asset	6,962	4,137	34	2,359	13,492

Intangible assets	(2,438)	(3,133)	—	—	(5,571)
Property, plant and equipment	(13,651)	(1,160)	—	—	(14,811)

Total deferred tax liabilities	(16,089)	(4,293)	—	—	(20,382)

Net deferred tax liabilities	(9,127)	(156)	34	2,359	(6,890)

The change in deferred tax assets and liabilities as presented in the statement of financial position are as follows:

	Change in the year affecting
	2016	Net income	Other comprehensive loss	Share capital	2017
	$	$	$	$	$
Deferred tax assets	3,642	322	34	—	3,998
Deferred tax liabilities	(12,769)	(478)	—	2,359	(10,888)

	(9,127)	(156)	34	2,359	(6,890)

All the deferred income tax assets were recognized because it is probable that future taxable income will be available to the Company to utilize the benefits.

The corporate entities within Canada Goose have the following tax-loss carry-forwards that are expected to expire in the following years, if not utilized.

$
2023	13,915
2024	4,852
2027	12
2034	500
2036	2,056
2037 and thereafter	184

21,519

The Company does not recognize tax on unremitted earnings from foreign subsidiaries as it is management’s intent to reinvest these earnings indefinitely. Unremitted earnings from foreign subsidiaries were $ $14,973 as at March 31, 2017 (2016 – $9,581, 2015 – $3,317).

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Note 8. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares, if any, that would be issued on exercise of stock options. Prior to the Recapitalization, the Company had issued preferred shares and subordinated debt and certain performance-vested stock options (note 18) that were convertible/exercisable into common shares immediately prior to the closing of qualifying liquidity event or sale of shares. Such instruments are not considered dilutive until the occurrence of the event that would result in conversion or exercise, and are not included in the determination of diluted earnings per share. For the year ended March 31, 2017, stock options to purchase 1,917,101 subordinate voting shares have contingent performance conditions and have been excluded from the calculation of diluted earnings per share.

Where the number of common shares and stock options outstanding changes as a result of a share split, the calculation of basic and diluted earnings per share for all period presented is adjusted retrospectively; accordingly, the earnings per share has been calculated below after giving effect to the subdivision of the common shares and the related adjustments to the number and exercise prices of stock options which took place on December 2, 2016 (note 5); in connection with the public share offering, ordinary shares have been redesignated as multiple voting shares and subordinate voting shares, and options are exercisable into subordinate voting shares (note 5 and note 18).

	2017	2016	2015
	$	$	$
Net income	21,640	26,485	14,425

Weighted average multiple and subordinate voting shares outstanding	100,262,026	100,000,000	100,000,000
Weighted average number of shares on exercise of stock options	1,761,170	1,692,301	1,211,134

Diluted weighted average number of multiple and subordinate voting shares outstanding	102,023,196	101,692,301	101,211,134

Earnings per share
Basic	$0.22	$0.26	$0.14
Diluted	$0.21	$0.26	$0.14

Note 9. Trade receivables

	2017	2016
	$	$
Trade accounts receivable	7,904	18,894
Credit card receivables	3,429	258

	11,333	19,152
Less: allowance for doubtful accounts and sales allowances	(2,623)	(2,765)

Trade receivables, net	8,710	16,387

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The following are the continuities of the Company’s allowance for doubtful accounts and sales allowances deducted from trade receivables :

	2017			2016
	Doubtful accounts	Sales allowances	Total	Doubtful accounts	Sales allowances	Total
	$	$	$	$	$	$
Balance at the beginning of the year	(1,419)	(1,346)	(2,765)	(1,186)	(367)	(1,553)
Losses recognized	175	(1,235)	(1,060)	(499)	(1,724)	(2,223)
Amounts settled or written off during the year	380	785	1,165	192	749	941
Foreign exchange translation gains and losses	62	(25)	37	74	(4)	70

Balance at the end of the year	(802)	(1,821)	(2,623)	(1,419)	(1,346)	(2,765)

Note 10. Inventories

	2017	2016
	$	$
Raw materials	27,670	46,648
Work-in-process	5,746	4,706
Finished goods	92,048	68,152

Total inventories at the lower of cost and net realizable value	125,464	119,506

Included in inventory as at March 31, 2017 are provisions for obsolescence and inventory shrinkage in the amount of $4,900 (2016 – $4,275).

Amounts charged to cost of sales comprise the following:

	2017	2016	2015
	$	$	$
Cost of goods manufactured	189,898	143,857	129,034
Depreciation and amortization	1,811	1,349	771

	191,709	145,206	129,805

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Note 11. Property, plant and equipment

The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	Total
Cost	$	$	$	$	$	$
March 31, 2015	2,469	1,422	7,668	1,371	1,188	14,118
Additions	2,740	1,258	7,726	1,708	1,638	15,070
Disposals	—	(7)	—	(587)	(280)	(874)

March 31, 2016	5,209	2,673	15,394	2,492	2,546	28,314
Additions	2,989	993	9,397	1,448	971	15,798
Business acquisition	668	—	—	—	—	668
Disposals	—	(53)	—	—	(110)	(163)

March 31, 2017	8,866	3,613	24,791	3,940	3,407	44,617

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	Total
Accumulated depreciation	$	$	$	$	$	$
March 31, 2015	208	222	800	218	99	1,547
Additions	378	435	1,108	518	287	2,726
Disposals	—	(3)	—	(241)	(145)	(389)

March 31, 2016	586	654	1,908	495	241	3,884
Additions	716	614	2,002	719	233	4,284
Disposals	—	—	—	—	(18)	(18)

March 31, 2017	1,302	1,268	3,910	1,214	456	8,150

Net book value
March 31, 2016	4,623	2,019	13,487	1,997	2,305	24,431

March 31, 2017	7,564	2,345	20,881	2,726	2,951	36,467

Note 12. Intangible Assets

Intangible assets comprise the following:

	2017	2016
	$	$
Intangible assets with finite lives	18,598	12,363
Intangible assets with indefinite lives:
Brand name	112,977	112,977
Domain name	337	337

	131,912	125,677

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	ERP software	Computer software	Lease rights	Product development costs	Customer lists	Total
Cost	$	$	$	$	$	$
March 31, 2015	2,050	1,111	—	—	8,655	11,816
Additions	947	5,825	—	—	—	6,772

March 31, 2016	2,997	6,936	—	—	8,655	18,588
Additions	1,268	2,663	3,340	3,201	—	10,472

March 31, 2017	4,265	9,599	3,340	3,201	8,655	29,060

	ERP software	Computer software	Lease rights	Product development costs	Customer lists	Total
Accumulated amortization	$	$	$	$	$	$
March 31, 2015	—	199	—	—	2,885	3,084
Amortization	430	547	—	—	2,164	3,141

March 31, 2016	430	746	—	—	5,049	6,225
Amortization	429	1,541	—	103	2,164	4,237

March 31, 2017	859	2,287	—	103	7,213	10,462

Net book value
March 31, 2016	2,567	6,190	—	—	3,606	12,363

March 31, 2017	3,406	7,312	3,340	3,098	1,442	18,598

Indefinite life intangible assets

Indefinite life intangible assets recorded by the Company are comprised of the brand and the domain name associated with the Company’s website. The Company expects to renew the registration of the brand names, and domain names at each expiry date indefinitely, and expects these assets to generate economic benefit in perpetuity. As such, the Company assessed these intangibles to have indefinite useful lives.

The Company completed its annual impairment tests in 2017 and 2016 for indefinite life intangible assets and concluded that there was no impairment.

Key Assumptions

The key assumptions used to calculate the value-in-use (VIU) are those regarding discount rates, revenue growth rates, and changes in margins. These assumptions are consistent with the assumptions used to calculate VIU for goodwill (note 13).

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Note 13. Goodwill

Goodwill arising from business combinations is as follows:

	2017	2016
	$	$
Opening balance	44,537	44,537
Business acquisition (note 20)	732	—

Closing balance	45,269	44,537

The Company completed its annual impairment tests in the year of acquisition and in 2017 and 2016 for goodwill and concluded that there was no impairment.

Key Assumptions

The key assumptions used to calculate the VIU are those regarding weighted average cost of capital, revenue and gross margin growth rates, sales channel mix, and growth in selling, general and administrative expenses. These assumptions are considered to be Level 3 in the fair value hierarchy.

The weighted average cost of capital was determined to be between 13.6% and 16.0% (2016 – 14.5%) and was based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, country risk premium, country-specific risk premium, an after-tax cost of debt based on comparable corporate bond yields and the capital structure of the Company. Cash flow projections were discounted using the Company’s after-tax weighted average cost of capital.

The Company included five years of cash flows in its discounted cash flow model. The cash flow forecasts were extrapolated beyond the three year period using an estimated long term growth rate of between 1.0% and 7.0% (2016 – 5.0%). The budgeted adjusted EBITDA growth is based on the strategic plans approved by the Company’s Board.

Note 14. Accounts payables and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	2017	2016
	$	$
Trade payables	25,098	23,408
Accrued liabilities	16,506	7,032
Employee benefits (note 21)	11,272	4,228
Amounts due to related parties (note 21)	—	1,910
Other payables	5,347	1,873

Total	58,223	38,451

Note 15. Provisions

Provisions consist primarily of amounts recorded in respect of customer warranty obligations, terminations of sales agents and distributors, asset retirement obligations and sales returns, primarily on goods sold through the Direct to Consumer sales channel.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The provision for warranty claims represents the present value of management’s best estimate of the future outflow of economic resources that will be required under the Company’s obligations for warranties under sale of goods, which may include repair or replacement of previously sold products. The estimate has been made on the basis of historical warranty trends and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality and production.

The sales contract provision relates to management’s estimated cost of the termination of certain third party dealers, agents and distributors.

Direct to Consumer sales have a limited right of return, typically within 30 days.

	Warranty	Sales Contracts	Sales Returns	Other	Total
	$	$	$	$	$
Balance as at March 31, 2015	5,622	4,134	—	535	10,291
Additional provisions recognized	2,735	2,593	—	250	5,578
Reductions resulting from settlement	(1,478)	(2,725)	—	—	(4,203)
Other	—	—	—	13	13

Balance as at March 31, 2016	6,879	4,002	—	798	11,679
Additional provisions recognized	4,265	—	3,372	261	7,898
Reductions resulting from settlement	(3,025)	(1,002)	—	—	(4,027)
Other	—	—	—	22	22

Balance as at March 31, 2017	8,119	3,000	3,372	1,081	15,572

Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	2017	2016
	$	$
Current provisions	6,046	3,125
Non-current provisions	9,526	8,554

	15,572	11,679

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Note 16. Long-term debt

Long-term debt owing as at March 31, 2017 and 2016 is as follows:

	2017	2016
	$	$
Revolving facility	6,642	—
Term loan	139,447	—
Credit facility:
Revolving credit facility	—	44,684
Term credit facility	—	9,510
Subordinated debt	—	85,306

	146,089	139,500
Less: Current portion of term credit facility	—	1,250

Non-current portion of long-term debt	146,089	138,250

Revolving Facility

On June 3, 2016, the Company entered into an agreement with a syndicate of lenders for a senior secured asset-based revolving facility (the “Revolving Facility”) in the amount of $150,000 with an increase in commitments to $200,000 during the peak season (June 1 – November 30) and a revolving credit commitment comprising a letter of credit commitment in the amount of $25,000, with a $5,000 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. Dollars or Euros, and a swingline commitment for $25,000. The Revolving Facility has a 5-year term and can be drawn in Canadian dollars, U.S. dollars, Euros or other currencies. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes.

The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, Bankers’ Acceptance rate, the lenders’ Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. At March 31, 2017 and during the period, the Company was in compliance with all covenants.

The amount outstanding at March 31, 2017 with respect to the Revolving Facility is $6,642 ($8,713 net of deferred financing charges of $2,071).

As at March 31, 2017, the Company had letters of credit outstanding under the Revolving Facility of $552 (2016 – $294).

The Company used the proceeds from the Revolving Facility to repay and extinguish its previous revolving credit facility and term credit facility (collectively, the “Credit Facility”). As a result of the extinguishment of the Credit Facility, deferred financing charges in the amount of $946 were expensed in the year ended March 31, 2017 as net interest and other finance costs.

Term Loan

On December 2, 2016, in connection with the Recapitalization, the Company entered into a senior secured loan agreement with a syndicate of lenders, the Term Loan,that is secured on a split collateral basis alongside the

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Revolving Facility, in an aggregate principal amount of $216,738 (US$162,582). The Company incurred an original issue discount of $6,502 and transaction costs of $3,427 on the issuance of the Term Loan. The Term Loan bears interest at a rate of LIBOR plus an applicable margin of 5% payable quarterly or at the end of the then current interest period (whichever is earlier) in arrears, provided that LIBOR may not be less than 1%. The Company recognized the fair value of the embedded derivative liability related to the interest rate floor of $1,375 at the inception of the Term Loan. The derivative will be remeasured at each reporting period.

The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at March 31, 2017 and during the period, the Company was in compliance with all covenants.

The Term Loan is due on December 2, 2021, and is repayable in quarterly amounts of US$406 beginning June 30, 2017. Amounts owing under the Term Loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. On March 21, 2017 the Company prepaid $65,031 (US $48,800) of the outstanding principal balance of the term loan. The prepayment has been applied to offset its quarterly payment obligations for the remaining term of the loan. After the prepayment, the term loan bears interest at LIBOR plus an applicable margin of 4%, provided that LIBOR may not be less than 1%. As a result of the prepayment, related original issue discount and deferred financing charges of $2,972 were expensed in net interest expense and other financing costs. The decrease in the applicable margin from 5% to 4% gives rise to a decrease in the carrying value of the term loan of $5,935 (US$4,455) which will be amortized over the remaining term. The change in the carrying value is included in net interest expense and other financing costs.

As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance and accrued interest at each balance sheet date. The amount outstanding at March 31, 2017 with respect to the Term Loan is $139,447 ($151,581 net of the unamortized amount of original issue discount, deferred financing charges,the amount of the embedded derivative and the revaluation for the change in the interest rate of $4,120, $1,209, $870 and $5,935, respectively). The unpaid balance owing of the original issue discount of $4,332 is included in accounts payable and accrued liabilities.

Credit facility

As at March 31, 2016, the Company had long-term borrowings, the Credit Facility, comprising a revolving credit facility in the amount of up to $75,000 with an increase in commitments to $100,000 during the peak season (August 1– November 30) and a term credit facility in the amount of $9,687. The Credit Facility bore interest at the bank prime rate plus 1% per annum or bankers’ acceptance rate plus 2% per annum and was payable when due. The final termination date of the Credit Facility was December 9, 2018. The Credit Facility was secured by general assignments and security agreements including the assignment of cash, inventory, equipment and trade receivables and contained financial and non-financial covenants which could impact the Company’s ability to draw funds. The Company was in compliance with all covenants as at March 31, 2016 and during the period that the debt was outstanding.

The credit agreement governing the Credit Facility contained a number of restrictive covenants that imposed operating and financial restrictions on the Company, including restrictions on its ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem our common or preferred shares, or enter into certain other types of contractual arrangements affecting our subsidiaries or indebtedness.

Advances under the revolving credit facility were to be used for working capital and other general corporate purposes including permitted acquisitions.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The term credit facility was a non-revolving facility and no amounts repaid under the term credit facility could be re-borrowed except for conversions and rollovers. The limits of the term credit facility would be automatically and permanently reduced by the amount of any repayment. The principal amount of the term credit facility was repayable in 19 equal quarterly instalments of $313 each commencing on March 31, 2015 and the remaining balance repayable at the maturity date.

The amount outstanding at March 31, 2016 with respect to the Credit Facility was $54,194 ($55,202 net of deferred financing charges of $1,008).

Future minimum principal repayments of the term credit facility as at March 31, 2016 were:

$
2017	1,250
2018	1,250
2019	52,702

55,202

Subordinated debt

The Company’s subordinated debt comprised senior and junior notes owing to an entity related to Bain Capital, bearing interest at the rate of 6.7% per annum, payable in cash annually on the last business day of November each year, with a maturity date of November 30, 2023. In connection with a qualifying and non-qualifying liquidity event or sale of shares, wind-up, change in control through a business combination, merger, or a similar transaction, a sale of substantially all of the Company’s assets, or a sale of all of the outstanding equity of the Company, the unpaid principal and accrued interest amounts were automatically convertible to Class A common shares. The Company’s subordinated debt contained a redemption feature that gave rise to a derivative which was determined not to be closely related to the host. No value was attributed to the derivative.

On December 2, 2016, in connection with the Recapitalization, the Company repaid the outstanding amount of its subordinated debt plus accrued interest as follows:

$
Senior subordinated note	79,716
Junior subordinated note	5,590

85,306
Accrued interest	5,732

91,038

The repayment was financed with the proceeds of the Term Loan.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Net interest and other finance costs

Net interest and other finance costs consist of the following:

	2017	2016	2015
	$	$	$
Interest expense:
Revolving facility	2,437	—	—
Term loan	4,903	—	—
Credit facility	393	2,236	1,551
Subordinated debt	3,822	5,598	5,398
Bank overdraft	—	17	109
Other	229	14	61
Standby fees	196	136	427
Write off deferred financing costs on repayment of debt	3,919	—	—
Revaluation of term loan for change in interest rate	(5,935)	—	—

Interest expense and other financing costs	9,964	8,001	7,546
Interest income	(2)	(5)	(9)

	9,962	7,996	7,537

Note 17. Shareholders’ equity

Recapitalization

In connection with the Recapitalization, the following share capital transactions were completed on December 2, 2016:

a)	The 53,144,000 outstanding Class A senior preferred shares were redeemed for their capital amount of $53,144.

b)	The 3,426,892 outstanding Class A junior preferred shares were redeemed under their terms for their liquidity value of $4,063. The excess of the redemption price paid over the stated capital amount for the shares of $336 has been charged to retained earnings.

c)	The Company subdivided the existing Class A and Class B common shares on the basis of 10,000,000 common shares for every share.

d)	A return of capital of $698 was paid on the Class A common shares.

e)	In a series of transactions, the outstanding Class B senior preferred shares, the Class B junior preferred shares and the Class B common shares have been exchanged into 63,576,003 Class D preferred shares with a fixed value of $63,576 and 30,000,000 Class A common shares. As a result of the exchange, $56,940 was charged as a reduction of contributed surplus, and $6,636 was charged to retained earnings.

f)

The Class D preferred shares were non-voting, redeemable by the Company, retractable by the holder, and were in preference and priority to any payment or distribution of the assets of the Company to the holders of any other class of shares; accordingly, the redemption value of $63,576 was recorded as a financial liability. The Class D preferred shares were also pledged as collateral for the shareholder advance of $63,576 (note 20); upon redemption or retraction of the Class D preferred shares, the redemption amount would be automatically applied to extinguish the outstanding balance of the shareholder advance. The obligation related to the Class D preferred shares and the shareholder advance receivable while outstanding were

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

recorded at the net liability value of nil. On January 31, 2017, the Class D preferred shares were redeemed and the shareholder advance was settled in full.

The effect of the Recapitalization transactions on the issued and outstanding share capital of the Company is described below:

	Common Shares				Preferred Shares
	Class A		Class B		Class A senior preferred		Class A junior preferred		Class B senior preferred		Class B junior preferred		Class D preferred
	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$
Balance, as at March 31, 2016	7	3,350	3	—	53,144,000	53,144	3,426,892	3,727	22,776,000	—	34,164,000	—	—	—
Recapitalization transactions:
Repurchase Class A senior preferred shares	—	—	—	—	(53,144,000)	(53,144)	—	—	—	—	—	—	—	—
Redeem Class A junior preferred shares	—	—	—	—	—	—	(3,426,892)	(3,727)	—	—	—	—	—	—
Subdivide Class A and Class B common shares	69,999,993	—	29,999,997	—	—	—	—	—	—	—	—	—	—	—
Return of capital on Class A common shares	—	(698)			—	—	—	—	—	—	—	—	—	—
Exchange all Class B preferred and common shares for Class D preferred shares and Class A common shares	30,000,000	—	(30,000,000)	—	—	—	—	—	(22,776,000)	—	(34,164,000)	—	63,576,003	—
Redeem Class D preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	(63,576,003)	—

Balance, after Recapitalization	100,000,000	2,652	—	—	—	—	—	—	—	—	—	—	—	—

At the conclusion of the Recapitalization, the Company had 100,000,000 Class A common shares and no preferred shares outstanding.

Public share offering

On March 13, 2017 the Company again amended its articles of incorporation to redesignate its Class A common shares as multiple voting shares and to create a class of subordinate voting shares. All previously authorized classes of preferred shares were eliminated. The articles also provide for an unlimited number of preferred shares, issuable in series.

The authorized and issued share capital of the Company is as follows:

Authorized

The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Issued

Multiple voting shares – Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or in the case of DTR, when the President and Chief Executive Officer no longer serves as an officer or director of the Company.

Subordinate voting shares – Holders of the subordinate voting shares are entitled to one vote per subordinate voting share.

The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared, and share equally in any distribution of assets on liquidation, dissolution, or winding up.

Share capital transactions in connection with the public share offering are as follows:

	Class A common shares		Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$	Number	$
Balance, after Recapitalization	100,000,000	2,652	—	—	—	—	100,000,000	2,652
Public share offering:
Exchange Class A common shares for multiple voting shares	(100,000,000)	(2,652)	100,000,000	2,652	—	—	—	—
Convert multiple voting shares to subordinate voting shares	—	—	(16,691,846)	(443)	16,691,846	443	—	—
Net proceeds of issue of subordinate voting shares, after underwriting commission of 5,357 (net of tax of $1,882)	—	—	—	—	6,308,154	101,882	6,308,154	101,882
Share issue costs, after tax of $487	—	—	—	—	—	(1,385)	—	(1,385)
Exercise of stock options	—	—	—	—	88,883	146	88,883	146

Balance, as at March 31, 2017	—	—	83,308,154	2,209	23,088,883	101,086	106,397,037	103,295

Note 18. Share-based payments

At the time of the Recapitalization, the Company amended the terms of its equity incentive plan (the “Plan”) and changed the terms of outstanding stock options issued under the Plan to (i) convert all outstanding options to purchase Class B Common Shares and Class A Junior Preferred Shares into optons to purchase Class A common shares, and (ii) reduce the exercise price of certain options and/or issue new options to certain option holders to conform to the revised share capital structure. Subsequently, the plan was further amended to provide that options to purchase Class A common shares became options to purchase an equal number of subordinate voting shares at the same exercise price.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Stock option transactions are as follows:

	Weighted average exercise price	Number of shares
Options outstanding, March 31 2015	$1.14	9,236,939
Options granted to purchase common shares	$2.49	2,951,799
Options cancelled	$1.19	(1,223,157)

Options outstanding, March 31 2016	$1.22	10,965,581

Transactions prior to Recapitalization amendments to the number and exercise price of options:
Options granted to purchase shares	$3.55	1,204,437
Options cancelled	$1.25	(421,778)

Options outstanding, December 2, 2016	$1.88	11,748,240
Effect of Recapitalization adjustments		(5,441,638)

Options outstanding after Recapitalization	$1.26	6,306,602

Transactions subsequent to Recapitalization amendments:
Options granted to purchase shares	$8.94	186,515
Options cancelled	$0.02	(593,457)
Options exercised	$1.64	(88,883)

Options outstanding, March 31 2017		5,810,777

The information that follows presents data on stock options outstanding after giving effect to the amendments to the Plan in connection with the Recapitalization, and the public share offering.

Subordinate voting shares, to a maximum of 10,411,117 shares, have been reserved for issuance under equity incentive plans to select executives of the Company, with vesting contingent upon meeting the service, performance goals and exit event conditions of the Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire no longer than ten years after the grant date.

Service-vested options

Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

Performance-vested and exit event options

Performance-vested options that are tied to an exit event become eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. An exit event is triggered based on a target realized rate of return on invested capital. Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment.

On each vesting date, service-vested options vest, and performance-vested exit event options become eligible to vest upon the occurrence of an exit event. The completion of the public share offering represents an exit event such that certain options that were eligible to vest became vested. As at March 31, 2017, 1,405,547 options are vested; 673,037 options are eligible to vest immediately upon the occurrence of a future exit event.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2017, after giving effect to the Recapitalization adjustments:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted Average Remaining Life in Years	Number	Weighted Average Remaining Life in Years
$0.02	2,830,329	7	1,205,926	7
$1.90	18,519	7	—	7
$1.54	119,143	7	18,329	7
$0.25	207,222	8	44,258	8
$2.37	37,037	8	18,518	8
$1.79	1,333,330	8	118,516	8
$4.62	1,078,682	9	—	—
$8.94	186,515	10	—	—

	5,810,777		1,405,547

Accounting for share-based awards

Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Monte Carlo valuation model.

During the year ended March 31, 2017, the Company’s regular review of equity instruments expected to vest resulted in increases to cumulative expenses recognized as share-based compensation in the period. For the year ended March 31, 2017, the Company recorded $3,274 as contributed surplus and compensation expense for the vesting of stock options (2016 – $500, 2015- $300). In addition, cash compensation in the amount of $2,648 was paid to settle stock options cancelled on employee termination. Share-based compensation expense is included in selling, general and administrative expenses.

The assumptions used to measure the fair value of options granted during the year ended March 31, 2017 under the Monte Carlo valuation model at the grant date were as follows:

	2017	2016
Stock price valuation	$5.93 to $9.51	$4.07 to $5.93
Exercise price	$4.62 to $8.94	$1.79 to $4.62
Risk-free interest rate	0.51%	0.51%
Expected life in years	10	10
Expected dividend yield	—%	—%
Volatility	30%	30%
Fair value of options issued in the periods	$3.20	$2.68

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Note 19. Leases

The Company has lease commitments for the future periods, expiring as follows:

2017
$
Not later than 1 year	12,050
Later than 1 year and not later than 5 years	52,199
Later than 5 years	56,812

121,061

Operating leases relate to leases of real estate with lease terms of between 5 and 10 years. All operating lease contracts over 5 years contain clauses for 5-yearly market rental reviews. The Company does not have an option to purchase the leased land at the expiry of the lease periods. Beginning in the year ended March 31, 2017, the Company also has an obligation to pay contingent rent based on a percentage of sales in connection with a retail store lease.

Rent expense for the year comprises the following:

	2017	2016	2015
	$	$	$
Annual lease expense	8,654	4,459	1,927
Contingent rent	1,075	—	—

	9,729	4,459	1,927

Deferred rent in the amount of $2,110 (2016 – nil) is included in other long-term liabilities.

Note 20. Business combination

On April 18, 2016, the Company acquired the assets of an apparel manufacturing business for cash consideration of $1,400. Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination using the acquisition method of accounting.

The Company paid $500 on the closing date of the transaction and $150 on January 27, 2017,with an amount payable of $350 due on May 1, 2017 and contingent consideration with a fair value of $400 owing to the former owners upon satisfaction of additional requirements. Contingent consideration of $60 has been paid. The remaining contingent consideration will be remeasured at its fair value at subsequent reporting dates and any resulting gain or loss included in the consolidated statement of income and comprehensive income. The results of operations have been consolidated with those of the Company beginning on April 18, 2016.

The estimate of fair value of property, plant and equipment was based on management’s assessment of the acquired assets’ condition, as well as an evaluation of the current market value for such assets. In addition, the Company also considered the length of time over which the economic benefit of these assets is expected to be realized and estimated the useful life of such assets accordingly as of the transaction date. The excess of the purchase price over the fair value of the tangible assets acquired has been accounted for as goodwill. The goodwill recognized is expected to be deductible for income tax purposes.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Assets acquired	$
Property, plant and equipment	668
Goodwill	732

Total assets acquired	1,400

Note 21. Related party transactions

On December 9, 2013 the Company entered into a management agreement with certain affiliates of Bain Capital for a term of five years. The terms of the management agreement provide that it terminates in the event of a change of control or public share offering; on March 21, 2017 the agreement was terminated upon payment of a termination fee. During the year, the Company incurred management fees under the management agreement of $10,286, including $9,564 paid on termination (2016 – $1,092, 2015 – $894).

In 2017, the Company incurred interest expense of $3,822 (2016 – $5,598, 2015 – $5,398) on the subordinated debt owing to Bain Capital. The subordinated debt and accrued interest was repaid in full on December 2, 2016 in connection with the Recapitalization (note 16). As at March 31, 2016, accrued interest on the subordinated debt of $1,910 was included in the accounts payable and accrued liabilities.

In connection with the Recapitalization, the Company made a secured, demand, non-interest bearing shareholder advance of $63,576 to DTR, to be extinguished by its settlement against the redemption price for the redemption of the Class D preferred shares of the Company owned by DTR. DTR pledged all of its Class D preferred shares as collateral for the shareholder advance. On January 31, 2017, the Class D preferred shares were redeemed and the shareholder advance was settled in full.

Terms and conditions of transactions with related parties

Transactions with related parties are conducted on terms pursuant to an approved agreement, or are approved by the Board of Directors.

Key management compensation

Key management consists of the Board of Directors and the Chief-level suite of employees.

	2017	2016	2015
	$	$	$
Short term employee benefits	5,354	3,484	4,042
Long term employee benefits	22	12	—
Termination benefits	400	—	—
Share-based compensation	4,527	186	144

Compensation expense	10,303	3,682	4,186

Note 22. Financial Instruments and fair values

Management assessed that the fair values of cash, trade receivables, accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Management assessed the fair values of the revolving facility and the term loan using a discounted cash flow model over the term of the debt and discount rates of 3.45% and 5.00%, respectively (2016 -8.5% for the credit facility). The fair value of the subordinated debt in 2016 was based on the equivalent dollar amount of common shares that are to be received upon conversion of the subordinated debt, which equalled to the carrying amount of the debt.

The Company’s derivative financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/ financial liabilities	Fair value hierarchy	Valuation technique(s) and key input(s)	Relationship of unobservable inputs to fair value
Foreign currency forward contracts	Level 2

Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Increases (decreases) in the forward exchange rate increase (decrease) fair value. Increases (decreases) in discount rate decrease (increase) fair value.
Embedded derivative related to term loan interest rate floor	Level 2	Future cash flows are estimated based on interest rates and forward interest rates, discounted at a rate that reflects the credit risk of the counterparties.

Increases (decreases) in the forward interest rate decrease (increase) fair value.

Increases (decreases) in the discount rate decrease (increase) fair value.

Increase (decrease) in the US$:C$ exchange rate decrease (increase) fair value.

Conversion option on subordinated debt	Level 3	The fair value of the conversion feature is determined using a probability weighted option pricing model and the following critical inputs: Exit event probability. Conversion ratio. Enterprise value.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	March 31, 2017					March 31, 2016
	Level 1	Level 2	Level 3	Carrying value	Fair Value	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Cash	9,678	—	—	9,678	9,678	7,226	—	—	7,226	7,226
Derivatives included in other current assets	—	305	—	305	305	—	4,422	—	4,422	4,422

Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	786	—	786	786	—	—	—	—	—
Derivatives included in other long-term liabilities	—	782	—	782	782	—	—	—	—	—
Revolving facility	—	—	6,642	6,642	8,713	—	—	—	—	—
Term loan	—	—	139,447	139,447	151,581	—	—	—	—	—
Credit facility	—	—	—	—	—	—	—	55,202	55,202	46,179
Subordinated debt	—	—	—	—	—	—	—	85,306	85,306	85,306

There were no transfers between the levels of the fair value hierarchy.

Note 23. Financial risk management objectives and policies

The Company’s primary risk management objective is to protect the enterprise’s assets and cash flow, in order to increase the Company’s enterprise value.

The Company is exposed to capital management risk, market risk, credit risk, and liquidity risk. The Company’s senior management and Board of Directors oversees the management of these risks. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Capital management

The Company manages its capital, which consists of equity (subordinate and multiple shares) and long-term debt (the revolving facility and the term loan), with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing twelve months adjusted EBITDA(1) to long-term debt, reflecting the seasonal change in the business as working capital builds through the second fiscal quarter. The Board of Directors monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of its capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and the risk characteristics of the business.

(1)	Adjusted earnings before depreciation, amortization, interest and taxes is a non-IFRS measure that has no meaning under IFRS. Refer to management’s discussion & analysis for more information.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise interest rate risk and foreign currency risk.

Interest rate risk

The Company is exposed to interest rate risk on its floating rate borrowings under the revolving facility and the term loan, as the required cash flows to service the debt will fluctuate as a result of changes in market rates. As at March 31, 2017, the outstanding balance under the revolving facility of $8,713 bears interest at a weighted average interest rate of 3.45%; the outstanding term loan balance of $151,581 bears interest at 5.00%. For the year-ended March 31, 2017, a 1% increase in the interest rate on 2017 borrowings under the revolving facility would have increased interest expense by $823; a 1% increase in the interest rate under the term loan would have increased annual interest expense by $1,515 based on the balance outstanding as at March 31, 2017 (2016 – $627).

Foreign currency risk

The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s sales and purchases are denominated in other currencies, principally U.S. dollars, Euros, Pounds Sterling and Swiss Francs. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues and purchases denominated in U.S. dollars and Euros. Beginning in 2017, certain U.S. dollar and Euro forward foreign exchange contracts are designated at inception and accounted for as cash flow hedges. A gain in the fair value of derivatives designated as cash flow hedges in the amount of $13 have been recorded in other comprehensive income in 2017. Gains of $300 (2016 – $5,366) on forward exchange contracts that are not treated as hedges have been recorded selling, general and administrative expenses in the statement of income.

Foreign currency forward exchange contracts outstanding as at March 31, 2017 are:

	Contract Amount	Primary Currency
Forward exchange contract to purchase currency	CHF 6,600	Swiss Francs
	US$ 26,250	U.S. dollars
	€ 1,900	Euros
	£ 1,150	Pounds Sterling
Forward exchange contract to sell currency	US$ 31,700	U.S. dollars
	€ 21,620	Euros
	£ 14,675	Pounds Sterling

The Company is exposed to fluctuations in the amount owing on the revolving facility and the term loan that are denominated in U.S. dollars. A $0.01 increase (decrease) in the value of the U.S. dollar relative to the Canadian dollar would result in a loss (gain) of $1,151 in income before taxes, based on the balances outstanding as at March 31, 2017.

Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The Company is also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar, to the extent it is not hedged, will negatively impact operating income and net income, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company has a significant number of customers which minimizes the concentration of credit risk. The Company does not have any customers which account for more than 10% of sales or accounts receivable. The Company has entered into an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers based on a total deductible of $50. As at March 31, 2017, accounts receivable totaling approximately $7,180 (March 31, 2016 – $16,785) was insured under this agreement. In addition, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. Customer deposits are received in advance from certain customers for seasonal orders, and applied to reduce accounts receivable when goods are shipped. Credit terms are normally sixty days for seasonal orders, and thirty days for re-orders.

The aging of trade receivables is as follows:

			Past due
	Total	Current	< 30 days	31-60 days	> 60 days
	$	$	$	$	$
Trade accounts receivable	7,904	1,135	1,972	2,013	2,784
Credit card receivables	3,429	3,429	—	—	—

March 31, 2017	11,333	4,564	1,972	2,013	2,784

Trade accounts receivable	18,894	5,507	3,757	4,254	5,376
Credit card receivables	258	258	—	—	—

March 31, 2016	19,152	5,765	3,757	4,254	5,376

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the asset based revolving facility as a source of funds for short term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

Notes to the Consolidated Financial Statements

March 31, 2017

(in thousands of Canadian dollars, except per share data)

The following table summarizes the amount of contractual undiscounted future cash flow requirements as at March 31, 2017:

Contractual obligations	2018	2019	2020	2021	2022	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	58,223	—	—	—	—	—	58,223
Revolving facility	—	—	—	—	8,713	—	8,713
Term loan	—	—	—	—	151,581	—	151,581
Interest commitments relating to long-term debt (1)	7,880	7,880	7,880	7,880	5,103	—	36,623
Foreign exchange forward contracts	481	—	—	—	—	—	481
Operating leases	12,050	12,819	12,985	13,139	13,256	56,812	121,061
Pension obligation	—	—	—	—	—	1,036	1,036

(1)	Interest commitments are calculated based on the loan balances, and the average interest rate payable on the revolving facility and the term loan of 3.45% and 5.00%, respectively, as at March 31, 2017.

The Company accrues expenses when incurred. Accounts are deemed payable once a past event occurs that requires payment by a specific date.

Note 24. Selected cash flow information

Changes in non-cash operating items consist of the following:

	2017	2016	2015
	$	$	$
Trade receivables	7,677	(2,278)	(9,241)
Inventories	(5,958)	(49,778)	(10,622)
Other current assets	(3,238)	(3,104)	840
Accounts payable and accrued liabilities	15,639	15,945	105
Provisions	3,893	1,388	1,425
Deferred rent	2,110	—	—
Other	(257)	(21)	—

	19,866	(37,848)	(17,493)

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF

CANADA GOOSE HOLDINGS INC.

(PARENT COMPANY)

All operating activities of the Company are conducted by the subsidiaries. Canada Goose Holdings Inc. is a holding company and does not have any material assets or conduct business operations other than investments in subsidiaries. The credit agreement of Canada Goose, Inc, a wholly owned subsidiary of Canada Goose Holdings Inc., contains provisions whereby Canada Goose Inc. has restrictions on the ability to pay dividends, loan funds and make other upstream distributions to Canada Goose Holdings Inc.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these condensed financial statements.

PARENT COMPANY INFORMATION

Canada Goose Holdings Inc.

Schedule I – Condensed Statements of Income

(in thousands of Canadian dollars)

	March 31
	2017	2016	2015
	$	$	$
Equity in comprehensive income of subsidiary	14,496	26,155	14,640
Fee income from subsidiary	20,614	—	—

	35,110	26,155	14,640
Selling, general and administration expenses	11,503	500	300
Other income:
Net interest income and other finance costs	(6)	(8)	(8)

Income before tax	23,613	25,663	14,348
Income tax expense (recovery)	2,582	(130)	(77)

Net income	21,031	25,793	14,425

The accompanying notes to the condensed financial statements are an integral part of this financial statement.

PARENT COMPANY INFORMATION

Canada Goose Holdings Inc.

Schedule I – Condensed Statements of Financial Position

(in thousands of Canadian dollars)

	March 31
	2017	2016
Assets	$	$
Current assets
Cash	370	99
Other current assets	35	35

Total current assets	405	134
Note receivable from subsidiary	32,511	87,219
Investment in subsidiaries	135,502	142,477
Deferred income taxes	—	212

Total assets	168,418	230,042

Liabilities and shareholders’ equity
Current Liabilities
Accounts payable and accrued liabilities	473	1,910
Due to subsidiary	21,774	123
Income tax payable	2	1

Total current liabilities	22,249	2,034
Subordinated debt	—	85,306

Total liabilities	22,249	87,340

Shareholders’ equity
Share capital	103,295	60,221
Contributed surplus	4,074	57,740
Retained earnings	38,800	24,741

Total shareholders’ equity	146,169	142,702

Total liabilities & shareholders’ equity	168,418	230,042

The accompanying notes to the condensed financial statements are an integral part of this financial statement.

PARENT COMPANY INFORMATION

Canada Goose Holdings Inc.

Schedule I – Condensed Statements of Changes in Equity

(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Retained Earnings	Total
	$	$	$	$
Balance, March 31, 2014	56,494	56,940	(15,477)	97,957
Issuance of preferred shares	1,751	—	—	1,751
Net income	—	—	14,425	14,425
Share-based compensation	—	300	—	300

Balance, March 31, 2015	58,245	57,240	(1,052)	114,433
Issuance of preferred shares	1,976	—	—	1,976
Net income	—	—	25,793	25,793
Share-based compensation	—	500	—	500

Balance, March 31, 2016	60,221	57,740	24,741	142,702
Redemption of common and preferred shares	(57,569)	(56,940)	(6,972)	(121,481)
Issuance of subordinate voting shares	100,497	—	—	100,497
Exercise of stock options	146	—	—	146
Net income	—	—	21,031	21,031
Share-based compensation	—	3,274	—	3,274

Balance, March 31, 2017	103,295	4,074	38,800	146,169

The accompanying notes to the condensed financial statements are an integral part of this financial statement.

PARENT COMPANY INFORMATION

Canada Goose Holdings Inc.

Schedule I – Condensed Statements of Cash Flows

(in thousands of Canadian dollars)

	March 31
	2017	2016	2015
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	21,031	25,793	14,425
Items not affecting cash:
Equity in undistributed earnings of subsidiary	(14,496)	(26,155)	(14,640)
Net interest income	(6)	(8)	(8)
Income taxes	2,582	(130)	(77)
Share-based compensation	5,922	500	300

	15,033	—	—

Changes in assets and liabilities	72,271	87	3

Income taxes paid	—	(4)	(2)
Interest received	5,740	5,525	4,894
Interest paid	(5,732)	(5,517)	(4,887)

Net cash from operating activities	87,312	91	8

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiary
Shares of subsidiary redeemed	100,472	—	—
Dividend received	21,000	—	—
Investment in shares of subsidiary	(100,000)	(1,976)	(1,751)
Loan to subsidiary	—	(2,964)	(2,626)

Net cash from (used in) investing activities	21,472	(4,940)	(4,377)

CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of common and preferred shares	(121,480)	—	—
Issuance of subordinate voting shares	98,273	—	—
Issuance of preferred shares	—	1,976	1,751
(Repayment) issuance of subordinated debt	(85,306)	2,964	2,626

Net cash from (used in) financing activities	(108,513)	4,940	4,377

Increase in cash	271	91	8
Cash, beginning of period	99	8	—

Cash, end of period	370	99	8

The accompanying notes to the condensed financial statements are an integral part of this financial statement.

PARENT COMPANY INFORMATION

Canada Goose Holdings Inc.

Schedule I – Notes to the Condensed Financial Statements

(in thousands of Canadian dollars)

1. BASIS OF PRESENTATION

Canada Goose Holdings Inc. (the “Parent Company”) is a holding company that conducts substantially all of its business operations through its subsidiary. The Parent Company (a British Columbia corporation) was incorporated on November 21, 2013.

The Parent Company has accounted for the earnings of its subsidiary under the equity method in these unconsolidated condensed financial statements.

2. COMMITMENTS AND CONTINGENCIES

The Parent Company has no material commitments or contingencies during the reported periods.

3. DUE TO A RELATED PARTY

See the Annual Consolidated Financial Statements Note 16 in reference to Subordinated Debt for a description of the arrangement and details of the repayment during the year.

4. SHAREHOLDERS’ EQUITY

See the Annual Consolidated Financial Statements Note 17 in reference to the recapitalization and public share offering transactions during the year.

Canada Goose Holdings Inc.

Subordinate Voting Shares

Prospectus

CIBC Capital Markets	Credit Suisse	Goldman Sachs & Co. LLC	RBC Capital Markets

BofA Merrill Lynch	Morgan Stanley	Barclays	BMO Capital Markets	TD	Wells Fargo Securities

Baird	Canaccord Genuity	Cowen

June 27, 2017